WADDELL & REED Investments

Annual Report

June 30, 2017

	Ticker			
	Class A	Class B	Class C	Class Y
EQUITY FUNDS				
Waddell & Reed Advisors Accumulative Fund	UNACX	WAABX	WAACX	WAAYX
Waddell & Reed Advisors Continental Income Fund	UNCIX	WACBX	WACCX	WACYX
Waddell & Reed Advisors Core Investment Fund	UNCMX	UNIBX	WCCIX	UNIYX
Waddell & Reed Advisors Dividend Opportunities Fund	WDVAX	WDVBX	WDVCX	WDVYX
Waddell & Reed Advisors Energy Fund	WEGAX	WEGBX	WEGCX	WEGYX
Waddell & Reed Advisors Global Growth Fund	UNCGX	WAIBX	WAICX	WAIYX
Waddell & Reed Advisors New Concepts Fund	UNECX	UNEBX	WNCCX	UNEYX
Waddell & Reed Advisors Science and Technology Fund	UNSCX	USTBX	WCSTX	USTFX
Waddell & Reed Advisors Small Cap Fund	UNSAX	WRSBX	WSCCX	WRSYX
Waddell & Reed Advisors Tax-Managed Equity Fund	WTEAX	WBTMX	WCTMX	WATMX
Waddell & Reed Advisors Value Fund	WVAAX	WVABX	WVACX	WVAYX
Waddell & Reed Advisors Vanguard Fund	UNVGX	WRVBX	WAVCX	WAVYX
Waddell & Reed Advisors Wilshire Global Allocation Fund	UNASX	WBASX	WCASX	WYASX

Waddell & Reed Investments refers to the investment management services offered by Waddell & Reed Investment Management Company, the investment manager of the Waddell & Reed Advisors Funds, distributed by Waddell & Reed

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

PRESIDENT'S LETTER



Philip J. Sanders, CFA

JUNE 30, 2017 (UNAUDITED)

Dear Shareholder,

The 12-month fiscal period brought market volatility, political surprises and an upswing in the equity markets towards the latter half of the fiscal year. Across the fiscal year, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. Following that election in November 2016, domestic equity markets rose sharply and bond yields saw a slight rise, with both trends carrying into mid-2017. See the table for a fiscal year-over-year comparison of some common market metrics.

Many investors may be unsettled by the prospect that continued change — in leadership of key countries around the world, in government policy, in interest rate levels — will contribute to market volatility and general uncertainty. While that may be true at times, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of your funds' fiscal period, the U.S. economy remained fundamentally sound, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Overall, the global economy has improved over the past year. In particular, economic growth in the eurozone has accelerated, benefitting from domestic policy stimulus and improving external demand.

After the U.S. Federal Reserve (Fed) raised rates in the fourth quarter of 2015 — the first such increase since June 2006 — the Fed initiated three additional rate increases during the fiscal year — in December 2016, March 2017, and then again in June 2017. The Fed has indicated the potential for more rate increases as we move through 2017 and hinted towards decreasing the size of its balance sheet. We believe job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, a better economic outlook has caused the European Central Bank to consider adjusting its policies.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2017	6/30/2016
S&P 500 Index	2,423.41	2,098.86
MSCI EAFE Index	1,883.19	1,608.45
10-Year Treasury Yield	2.31%	1.49%
U.S. unemployment rate	4.4%	4.9%
30-year fixed mortgage rate	3.88%	3.48%
Oil price per barrel	$ 46.04	$ 48.33

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2017.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	
Accumulative Fund							
Class A	$1,000	$1,089.60	$ 5.75	$1,000	$1,019.33	$ 5.55	1.10%
Class B**	$1,000	$1,084.30	$11.88	$1,000	$ 1,013.43	$ 11.48	2.29%
Class C	$1,000	$1,084.80	$10.74	$1,000	$1,014.52	$10.37	2.07%
Class Y	$1,000	$ 1,091.30	$ 4.50	$1,000	$1,020.47	$ 4.34	0.87%

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES

WADDELL & REED ADVISORS FUNDS

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	
Continental Income Fund							
Class A	$1,000	$1,058.60	$ 5.76	$1,000	$1,019.23	$ 5.65	1.12%
Class B**	$1,000	$ 1,051.70	$ 11.69	$1,000	$ 1,013.43	$ 11.48	2.29%
Class C	$1,000	$1,053.40	$10.27	$1,000	$ 1,014.82	$10.07	2.01%
Class Y	$1,000	$1,058.70	$ 4.53	$1,000	$1,020.42	$ 4.44	0.88%
Core Investment Fund							
Class A	$1,000	$1,061.50	$ 5.36	$1,000	$1,019.56	$ 5.25	1.06%
Class B**	$1,000	$1,056.60	$ 11.41	$1,000	$ 1,013.73	$ 11.18	2.23%
Class C	$1,000	$1,059.10	$10.30	$1,000	$ 1,014.76	$10.07	2.02%
Class Y	$1,000	$1,062.80	$ 4.23	$1,000	$1,020.67	$ 4.14	0.83%
Dividend Opportunities Fund							
Class A	$1,000	$1,061.80	$ 6.29	$1,000	$1,018.68	$ 6.16	1.23%
Class B**	$1,000	$1,054.80	$12.74	$1,000	$ 1,012.42	$12.48	2.49%
Class C	$1,000	$1,056.60	$10.59	$1,000	$ 1,014.45	$10.37	2.09%
Class Y	$1,000	$1,062.60	$ 4.85	$1,000	$1,020.07	$ 4.75	0.95%
Energy Fund							
Class A	$1,000	$ 760.50	$ 6.87	$1,000	$1,017.02	$ 7.87	1.57%
Class B**	$1,000	$ 754.10	$13.95	$1,000	$1,008.94	$15.97	3.20%
Class C	$1,000	$ 757.50	$10.81	$1,000	$1,012.50	$12.38	2.48%
Class Y	$1,000	$ 762.40	$ 5.02	$1,000	$1,019.07	$ 5.75	1.15%
Global Growth Fund							
Class A	$1,000	$ 1,122.80	$ 7.43	$1,000	$1,017.77	$ 7.06	1.42%
Class B**	$1,000	$ 1,115.50	$15.02	$1,000	$ 1,010.61	$14.28	2.86%
Class C	$1,000	$ 1,116.60	$13.55	$1,000	$1,012.04	$12.88	2.57%
Class Y	$1,000	$ 1,124.40	$ 5.63	$1,000	$1,019.52	$ 5.35	1.06%
New Concepts Fund							
Class A	$1,000	$ 1,128.70	$ 7.02	$1,000	$1,018.20	$ 6.66	1.33%
Class B**	$1,000	$ 1,122.10	$13.26	$1,000	$1,012.25	$12.58	2.53%
Class C	$1,000	$ 1,122.40	$ 12.31	$1,000	$ 1,013.19	$11.68	2.34%
Class Y	$1,000	$ 1,129.50	$ 5.54	$1,000	$1,019.63	$ 5.25	1.04%
Science and Technology Fund							
Class A	$1,000	$ 1,159.80	$ 6.70	$1,000	$ 1,018.61	$ 6.26	1.25%
Class B**	$1,000	$ 1,153.40	$12.92	$1,000	$1,012.75	$12.08	2.43%
Class C	$1,000	$ 1,153.50	$12.49	$1,000	$ 1,013.24	$11.68	2.33%
Class Y	$1,000	$ 1,160.70	$ 5.51	$1,000	$1,019.66	$ 5.15	1.03%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period*	
Small Cap Fund							
Class A	$1,000	$1,131.90	$7.25	$1,000	$1,017.95	$6.86	1.38%
Class B**	$1,000	$1,124.80	$13.39	$1,000	$1,012.16	$12.68	2.55%
Class C	$1,000	$1,126.40	$12.01	$1,000	$1,013.49	$11.38	2.28%
Class Y	$1,000	$1,133.20	$5.87	$1,000	$1,019.32	$5.55	1.10%
Tax-Managed Equity Fund							
Class A	$1,000	$1,135.40	$5.55	$1,000	$1,019.60	$5.25	1.05%
Class B**	$1,000	$1,128.30	$11.60	$1,000	$1,013.92	$10.98	2.19%
Class C	$1,000	$1,129.60	$10.33	$1,000	$1,015.10	$9.77	1.95%
Class Y	$1,000	$1,135.90	$4.81	$1,000	$1,020.31	$4.55	0.90%
Value Fund							
Class A	$1,000	$1,062.80	$6.29	$1,000	$1,018.74	$6.16	1.22%
Class B**	$1,000	$1,056.50	$12.75	$1,000	$1,012.39	$12.48	2.50%
Class C	$1,000	$1,057.50	$10.80	$1,000	$1,014.25	$10.57	2.13%
Class Y	$1,000	$1,064.60	$4.75	$1,000	$1,020.22	$4.65	0.92%
Vanguard Fund							
Class A	$1,000	$1,130.50	$5.97	$1,000	$1,019.16	$5.65	1.14%
Class B**	$1,000	$1,124.60	$12.22	$1,000	$1,013.34	$11.58	2.31%
Class C	$1,000	$1,125.20	$11.16	$1,000	$1,014.28	$10.57	2.12%
Class Y	$1,000	$1,131.00	$4.58	$1,000	$1,020.47	$4.34	0.87%
Wilshire Global Allocation Fund[3]							
Class A	$1,000	$1,083.20	$5.42	$1,000	$1,019.59	$5.25	1.05%[4]
Class B**	$1,000	$1,077.40	$10.70	$1,000	$1,014.52	$10.37	2.07%[5]
Class C	$1,000	$1,078.00	$9.56	$1,000	$1,015.62	$9.27	1.85%[6]
Class Y	$1,000	$1,084.80	$3.65	$1,000	$1,021.28	$3.54	0.71%[7]

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2017, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Effective May 18, 2017, the Asset Strategy Fund was renamed Wilshire Global Allocation Fund and its investment strategy was changed to operate as a fund of funds.

(4)Annualized expense ratio effective May 18, 2017 due to the change in investment strategy was 0.38%

(5)Annualized expense ratio effective May 18, 2017 due to the change in investment strategy was 1.25%

(6)Annualized expense ratio effective May 18, 2017 due to the change in investment strategy was 1.15%

(7)Annualized expense ratio effective May 18, 2017 due to the change in investment strategy was 0.07%

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Barry M. Ogden

Below, Barry M. Ogden, CFA, CPA, portfolio manager of Waddell & Reed Advisors Accumulative Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2017. He has managed the Fund since 2004, and has 23 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Accumulative Fund (Class A shares at net asset value)	14.02%
Waddell & Reed Advisors Accumulative Fund (Class A shares including sales charges)	7.41%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (Generally reflects the performance of large-company value style stocks)	17.90%
Lipper Multi-Cap Core Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	17.62%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

A good way to describe our current economic situation would be "let the good times roll." The United States (U.S.) economic expansion and stock market recovery is now in its eighth year, having bottomed back in March 2009. Once again, we saw continued new market highs throughout the reporting period, and it appears that we could be setting up for much of the same in the near term. In many ways, it feels like we're in the middle of a perfect storm for equities, as not only is the U.S. economic backdrop on solid footing, but also other key economies specifically, Europe and China, are doing better than many had expected. Most economists are calling for strong economic growth for the next 6 to 12 months, and we see no reason today to differ from this seemingly consensus view.

Despite many setbacks for the Trump administration, constant headlines about Russia, North Korea, healthcare reform, capital spending, tax reform and countless other headline-grabbing topics, the equity markets have thus far paid little attention and focused on the underlying strength of the economy. We think this is the right approach, but would caution that at some point the focus could indeed switch and one of these headlines could be a catalyst for some form of correction in the broader markets.

Additionally, the U.S. Federal Reserve (Fed) raised short-term interest rates by 25 basis points in June 2017, the third time the Fed has raised rates since embarking on a multi-year period of cutting rates. The rate hike has had little impact on the consumer to date, and we are still at historically low levels. However, this will bear watching what impact, if any, it would have on the steepness of the yield curve and the 10-year U.S. treasury, which will directly impact mortgage rates and thus, the consumer. We think the Fed is not going to make a policy mistake and raise rates too quickly, which could possibly cause a slowing in the economy. With limited inflation broadly and a Fed that is steadfast in being data dependent, we think the Fed should continue to gradually raise rates if the economic data comes in as expected.

The job market has kept humming along, creating around 175,000 jobs per month so far in 2017. With unemployment rates still trending lower, the job market appears to be tightening. We think this could add pressure on wages, which bodes well for the consumer. Businesses will be forced to pay for acquiring or retaining higher quality employees or risk losing them to companies that will pay them. We look forward to seeing how wage growth could impact consumer spending habits.

Contributors and detractors

Equity markets have had a strong rally over the past twelve months with the S&P 500 Index, the Fund's benchmark, increasing by nearly 18% for the year. The Fund delivered a positive return for the year, but lagged the benchmark and its equity peer group. Our most significant area of underperformance during the period occurred in healthcare and consumer staples, which had sizeable weights within the portfolio. In healthcare, specialty pharmaceutical and biotechnology companies like Shire Pharmaceuticals Group plc, Teva Pharmaceutical Industries Ltd. and Bristol-Myers Squibb Co. were among the Fund's top five detractors. Teva Pharmaceutical Industries, Ltd. was weak due to ongoing pricing pressures on generic drugs, while Bristol-Myers Squibb Co. dealt with pipeline setbacks on key products as a main competitor experienced positive developments in the same category. We think these companies are still well positioned and trade at unusually large valuation discounts relative to their peers and long-term earnings profile.

Under Armor, Inc., and Anheuser-Busch InBev S.A. were the largest detractors in consumer staples. After a solid run of revenue growth over multiple consecutive quarters, Under Armor, Inc. fell short of its revenue projections during the reporting period, which was attributed to poor product mix and the impact of bankruptcies in the sporting goods retail space like Sports Authority (not a holding of the Fund). Management is attempting to correct the company's offerings to better position itself as a maker of "athleisure" fashion. We think this is the right approach for Under Armor, Inc. and have retained our position in it. Anheuser-Busch InBev S.A. is being challenged by evolving consumer preferences. Spirits like tequila and vodka, as well as craft beers, are pulling market share from more established brands. As such, we have since exited our position on Anheuser-Busch InBev S.A. However, we will watch it closely for acquisition activity, which could help improve their growth profile.

Technology and financials were our best performing sectors for the year with Apple, Inc., Microsoft Corp., JPMorgan Chase & Co., Citigroup, Inc., and Bank of America Corp. being our top five contributors from a stock selection perspective. We were modestly underweight in technology but have since increased our weight as valuations are attractive and there is real change underway that is impacting consumers on a daily basis. Apple, Inc. is our largest holding and still trades at a significant discount in the broader markets, a discount to many of its sector peers. With building excitement for the next generation iPhone, we believe Apple, Inc. is on the precipice of launching its biggest new product. Microsoft Corp. also returned good performance during the past 12-months, and we believe both companies can further strengthen their category leadership position in the short term. Our financial holdings saw higher returns for the time period aided in part by the Fed's recent Comprehensive Capital Analysis and Review. This gave most large banks the ability to raise dividends and repurchase shares, adding to their appeal.

One contributor to Fund performance included the use of derivatives during the fiscal period. The Fund bought some downside protection in the form of S&P 500 puts to cover its position. This protection essentially acts as insurance in case there were significant declines in the equity markets that could impact the Fund.

As a reminder, the Fund's strategy and focus remains the same as it has been for many years now. We are constantly striving to build a portfolio of stocks and, more importantly, companies that we think are well positioned not only for the next several quarters, but over an extended period of time. We seek out and invest in companies that we believe are able to differentiate themselves with a product, a brand, a technological advantage or a franchise of products that give them an advantage over their competitors. Once companies pass this filter, we then search for growth potential balanced against valuation. Many of the Fund's largest holdings have been core positions for many years, and that's because we believe they are competitively advantaged.

Outlook

Outside some external shock or event in the macro environment, we think the equity markets are poised to grind higher and make a new high in the second half of the year. We think the earnings season will be good and companies are going to convey a message of strength and optimism for the back half of the year. It's possible, however, that we will get somewhat tempered outlooks from managements as we still don't have anything "concrete" from the Trump administration as it relates to tax reform, repatriation, or infrastructure spending. Should Congress get something passed that would give some visibility on these issues, we could actually see some uplift to forward estimates. But for now, we suspect the CEO's will just communicate that the environment is good and they are waiting to see what fiscal initiatives get enacted, and for now are in a holding pattern like most of us are.

Although the rise in the equity market doesn't help everybody equally, we believe that it's helping make a lot of consumers feel better about their current situations and outlook for retirement. This in turn is driving, and should continue to drive, the behavior of the consumer and how much they spend and save. The backdrop looks good for solid consumption and spending, though we think consumer behavior is changing, and we expect this trend to continue. Consumers are showing a willingness to pay more for experiences, such as vacations, than purchasing material items.

In summary, we're optimistic about what the next 6 to 12 months could look like and the path of the U.S. economy, the consumer and the equity markets. However, we are constantly reminding ourselves that markets do adjust and consolidate every now and then. In fact, corrections of 5-10% historically are not out of the norm. This may seem implausible to most investors of late, but it does happen. As mentioned above, we still believe the second half of 2017 will play out in similar fashion to the first half, but we are going to be keenly focused during this upcoming earnings season for any signs that investors have become too complacent or that expectations are simply too high. If that should happen, look for us to use that uplift and opportunity to raise a little cash, sit on it and be positioned to put it back to work at lower prices or any sustained correction.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Accumulative Fund's performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	95.5%
Health Care	21.1%
Information Technology	19.8%
Consumer Staples	14.4%
Consumer Discretionary	12.6%
Financials	11.2%
Industrials	10.1%
Energy	4.8%
Utilities	1.5%
Purchased Options	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.5%

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	620/755	83
3 Year	316/646	49
5 Year	334/562	60
10 Year	211/375	57

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	Information Technology	Systems Software
Shire Pharmaceuticals Group plc ADR	Health Care	Biotechnology
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Starbucks Corp.	Consumer Discretionary	Restaurants
Walt Disney Co. (The)	Consumer Discretionary	Movies & Entertainment
Jazz Pharmaceuticals plc	Health Care	Pharmaceuticals
Citigroup, Inc.	Financials	Other Diversified Financial Services
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Kraft Foods Group, Inc.	Consumer Staples	Packaged Foods & Meats

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT ACCUMULATIVE FUND



		$16,513
Accumulative Fund, Class A Shares[1]		$16,513
S&P 500 Index		$20,008

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	7.41%	8.62%	12.96%	14.28%
5-year period ended 6-30-17	11.73%	11.55%	11.97%	13.33%
10-year period ended 6-30-17	5.14%	4.75%	4.70%	6.04%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.8%		
Under Armour, Inc., Class A (A)	505	$ 10,989
Broadcasting – 1.5%		
CBS Corp., Class B	335	21,366
Cable & Satellite – 1.2%		
Comcast Corp., Class A	455	17,708
Footwear – 0.6%		
NIKE, Inc., Class B	148	8,732
Home Improvement Retail – 0.6%		
Lowe's Co., Inc.	105	8,141
Leisure Facilities – 0.8%		
Vail Resorts, Inc.	60	12,170
Movies & Entertainment – 2.7%		
AMC Entertainment Holdings, Inc., Class A	435	9,896
Walt Disney Co. (The)	270	28,688
		38,584
Restaurants – 4.4%		
Chipotle Mexican Grill, Inc., Class A (A)	21	8,738
McDonalds Corp.	95	14,550
Starbucks Corp. (B)	520	30,321
YUM! Brands, Inc. (A)	220	8,675
		62,284
Total Consumer Discretionary – 12.6%		**179,974**
Consumer Staples		
Brewers – 0.5%		
Anheuser-Busch InBev S.A. ADR	70	7,725
Food Distributors – 1.0%		
Sysco Corp.	120	6,040
U.S. Foods Holding Corp. (A)	300	8,166
		14,206
Household Products – 0.7%		
Church & Dwight Co., Inc.	190	9,857
Hypermarkets & Super Centers – 1.3%		
Costco Wholesale Corp.	115	18,392
Packaged Foods & Meats – 6.2%		
General Mills, Inc.	225	12,465
Hershey Foods Corp.	110	11,811
Kellogg Co.	215	14,934
Kraft Foods Group, Inc.	275	23,551
Mondelez International, Inc., Class A	480	20,731
Pinnacle Foods, Inc.	89	5,286
		88,778
Personal Products – 0.7%		
e.l.f. Beauty, Inc. (A)	345	9,388

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 1.2%		
PepsiCo, Inc.	145	$ 16,746
Tobacco – 2.8%		
Altria Group, Inc.	250	18,618
Philip Morris International, Inc.	187	21,963
		40,581
Total Consumer Staples – 14.4%		**205,673**
Energy		
Oil & Gas Equipment & Services – 2.4%		
Halliburton Co.	350	14,949
Schlumberger Ltd.	300	19,752
		34,701
Oil & Gas Exploration & Production – 2.4%		
ConocoPhillips	420	18,463
Pioneer Natural Resources Co.	95	15,160
		33,623
Total Energy – 4.8%		**68,324**
Financials		
Diversified Banks – 2.9%		
Bank of America Corp.	970	23,532
Wells Fargo & Co.	335	18,562
		42,094
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The)	90	19,971
Other Diversified Financial Services – 4.0%		
Citigroup, Inc.	390	26,083
JPMorgan Chase & Co.	340	31,076
		57,159
Regional Banks – 2.9%		
PNC Financial Services Group, Inc. (The)	195	24,350
Signature Bank (A)	115	16,506
		40,856
Total Financials – 11.2%		**160,080**
Health Care		
Biotechnology – 10.0%		
ACADIA Pharmaceuticals, Inc. (A)	400	11,156
Alexion Pharmaceuticals, Inc. (A)	123	14,965
BioMarin Pharmaceutical, Inc. (A)	233	21,154
Celgene Corp. (A)	115	14,935
Gilead Sciences, Inc.	320	22,650
Incyte Corp. (A)	90	11,332
Shire Pharmaceuticals Group plc ADR	200	33,054
Vertex Pharmaceuticals, Inc. (A)	100	12,887
		142,133
Health Care Equipment – 4.0%		
DexCom, Inc. (A)	290	21,213
Edwards Lifesciences Corp. (A)	190	22,466

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment (Continued)		
Penumbra, Inc. (A)	90	$ 7,897
Tactile Systems Technology, Inc. (A)	210	6,002
		57,578
Health Care Facilities – 0.9%		
Acadia Healthcare Co., Inc. (A)	260	12,839
Health Care Services – 0.7%		
Teladoc, Inc. (A)	275	9,542
Pharmaceuticals – 5.5%		
Allergan plc	83	20,055
Bristol-Myers Squibb Co.	250	13,930
Impax Laboratories, Inc. (A)	183	2,938
Jazz Pharmaceuticals plc (A)	170	26,435
Revance Therapeutics, Inc. (A)	160	4,224
Teva Pharmaceutical Industries Ltd. ADR	320	10,631
		78,213
Total Health Care – 21.1%		**300,305**
Industrials		
Aerospace & Defense – 2.2%		
Lockheed Martin Corp.	70	19,432
Northrop Grumman Corp.	45	11,552
		30,984
Air Freight & Logistics – 1.1%		
FedEx Corp.	70	15,213
Airlines – 0.7%		
Delta Air Lines, Inc.	195	10,479
Construction Machinery & Heavy Trucks – 3.7%		
PACCAR, Inc.	260	17,170
WABCO Holdings, Inc. (A)	145	18,489
Westinghouse Air Brake Technologies Corp.	185	16,928
		52,587
Railroads – 2.0%		
CSX Corp.	260	14,186
Kansas City Southern	133	13,866
		28,052
Trucking – 0.4%		
Schneider National, Inc., Class B	275	6,152
Total Industrials – 10.1%		**143,467**
Information Technology		
Application Software – 1.9%		
8x8, Inc. (A)	75	1,092
Ellie Mae, Inc. (A)	120	13,189
salesforce.com, Inc. (A)	65	5,629
Tyler Technologies, Inc. (A)	45	7,905
		27,815

SCHEDULE OF INVESTMENTS ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 1.3%		
MasterCard, Inc., Class A	150	$ 18,217
Internet Software & Services – 0.7%		
Shopify, Inc., Class A (A)	115	9,994
Semiconductors – 7.1%		
Analog Devices, Inc.	150	11,670
Broadcom Corp., Class A	57	13,284
Intel Corp.	605	20,413
QUALCOMM, Inc.	270	14,909
Texas Instruments, Inc.	270	20,771
Xilinx, Inc.	315	20,261
		101,308
Systems Software – 4.6%		
Microsoft Corp.	710	48,940
ServiceNow, Inc. (A)	155	16,430
		65,370
Technology Hardware, Storage & Peripherals – 4.2%		
Apple, Inc.	415	59,768
Total Information Technology – 19.8%		282,472
Utilities		
Electric Utilities – 1.5%		
Duke Energy Corp.	250	20,898
Total Utilities – 1.5%		20,898
TOTAL COMMON STOCKS – 95.5%		$1,361,193
(Cost: $1,138,238)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
BioMarin Pharmaceutical, Inc., Call $105.00, Expires 7–21–17	250	$ 9
Shire Pharmaceuticals Group plc ADR, Put $160.00, Expires 7–28–17	500	158
TOTAL PURCHASED OPTIONS – 0.0%		$ 167
(Cost: $251)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 2.2%		
CVS Health Corp., 1.330%, 7–5–17	$10,000	9,998
Hewlett Packard Enterprise Corp., 1.120%, 7–27–17	7,000	6,994
J.M. Smucker Co. (The), 1.310%, 7–5–17	4,450	4,449
Kroger Co. (The), 1.300%, 7–3–17	2,475	2,475
Rockwell Automation, Inc., 1.400%, 7–10–17	8,000	7,997
		31,913
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (D)	2,530	2,530

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.1%		
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.) (BVAL plus 10 bps), 0.900%, 7–7–17 (D)	$1,000	$ 1,000
TOTAL SHORT-TERM SECURITIES – 2.5%		$ 35,443
(Cost: $35,443)		
TOTAL INVESTMENT SECURITIES – 98.0%		$1,396,803
(Cost: $1,173,932)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.0%		29,227
NET ASSETS – 100.0%		$1,426,030

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $1,388 have been pledged as collateral on open futures contracts.

(C)Rate shown is the yield to maturity at June 30, 2017.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following futures contracts were outstanding at June 30, 2017 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini S&P 500 Index	Short	9–15–17	80	$(9,684)	$68

JUNE 30, 2017

The following written options were outstanding at June 30, 2017 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Allergan plc	N/A	Call	150	July 2017	$250.00	$ 31	$ (29)
Amazon.com, Inc.	N/A	Put	70	July 2017	935.00	37	(54)
Marriott International, Inc., Class A	N/A	Put	350	July 2017	105.00	36	(173)
MasterCard, Inc., Class A	N/A	Put	200	July 2017	118.00	12	(15)
McDonalds Corp.	N/A	Call	150	July 2017	157.50	15	(6)
Shopify, Inc., Class A	N/A	Call	200	July 2017	100.00	21	(21)
Vertex Pharmaceuticals, Inc.	N/A	Call	100	July 2017	137.00	17	(10)
						$169	$(308)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,361,193	$ —	$—
Purchased Options	167	—	—
Short-Term Securities	—	35,443	—
Total	$1,361,360	$35,443	$—
Futures Contracts	$ 68	$ —	$—
Liabilities			
Written Options	$ 135	$ 173	$—

During the year ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter



Matthew A. Hekman

Below, Matthew A. Hekman, portfolio manager of the Waddell & Reed Advisors Continental Income Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Hekman has managed the Fund since 2014 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Continental Income Fund (Class A shares at net asset value)	8.17%
Waddell & Reed Advisors Continental Income Fund (Class A shares including sales charges)	1.94%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	17.90%
Bloomberg Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	−0.41%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	12.31%

Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.

Key drivers

The fiscal year ended June 30, 2017 produced a positive return for the Fund. The first several months of the fiscal year were range-bound as revenues and earnings of the S&P 500 Index at a consolidated level were flat to slightly lower; energy prices stabilized on the back of global production cuts; global central banks continued to extend unprecedented levels of monetary stimulus; and investors searched for yield vehicles to meet their investment return requirements. In November of 2016, a surprising election result in the U.S. produced optimism that economic growth could be resuscitated as beneficial tax reform for consumers and businesses along with reduced regulatory burdens and the possibility of fiscal stimulus ignited animal spirits. As a result, equity markets rallied, outperforming fixed income over the course of the fiscal year with traditionally pro-cyclical sectors such as financials, technology, industrials and materials leading the advance.

Performance

The Fund underperformed its peers in the Lipper Mixed-Asset Target Allocation Growth Funds Universe, posting a total return of 8.17% for the fiscal year ended June 30, 2017. Relative underperformance was driven by a modest underweight position in equities, as well as modest underperformance of the equity portfolio. The Fund's equity exposure averaged approximately 57% for the fiscal year, with an average of approximately 35% invested in fixed-income securities and the balance in cash. The Fund's equity benchmark, the S&P 500 Index, was up 17.90% for the fiscal year. The Fund's fixed-income benchmark, the Bloomberg Barclays U.S. Government/Credit Index, was down 0.41% for the fiscal year.

The equity portion of the Fund was up 16.2% for the fiscal year, modestly below the benchmark, as strong stock selection in the technology sector was offset by poor stock selection in the energy and health care sectors. The Fund's return in technology and financials were notable highlights over the past fiscal year.

Put options were purchased during the year to reduce downside exposure to the equity market in the event of a drop in the S&P 500 Index, which expired worthless as markets rose throughout the fiscal year. (A put option offers the right to sell a stock or index back to the investor who sold the put option at a specific price, on or before a specified date.) In addition, the Fund's cash position was a drag on relative performance. These two decisions together were a 0.93% drag on relative portfolio performance.

The fixed-income portion of the Fund was up nearly 3.0% for the fiscal year, significantly outperforming its benchmark due to a long-standing short duration position relative to the benchmark, a significant overweight of corporate credit, and strong security selection. The Fund was significantly underweight U.S. Treasuries given the good health of corporate balance sheets and abundant liquidity available to corporate borrowers, which was a strong tailwind to relative performance. At a security level, investments in debt securities issued by financials, industrials and energy companies were significant contributors to the fixed-income portfolio's performance.

Contributors and detractors

Top contributors to Fund performance came from the technology, consumer discretionary and financial sectors. Specifically, such contributors included Applied Materials, Inc., Carnival Corp., Autodesk Inc., Apple, Inc., JP Morgan Chase & Co., PNC Financial Services Group, Inc., Las Vegas Sands, Inc., Symantec Corp. (no longer a Fund holding), Micron Technology 3.0% convertible bond (no longer a Fund holding), and Intercontinental Exchange, Inc. In most cases, we feel that the outlook for these companies continues to be promising.

With regard to Applied Materials and Micron Technology, the semiconductor industry has seen significant consolidation with new technologies in memory and display end-markets expected to accelerate spending and growth in 2017. While we believe the optimism at Applied Materials is well-founded and likely to prove conservative, the valuation afforded the Micron Technology 3.0% convertible bond seemed generous, causing us to take profits and exit the position.

At Carnival Corp. and Las Vegas Sands, a renewed focus on improving profitability, coupled with strong consumer demand, has resulted in earnings growth with strong cash flow generation, which we expect to continue in the intermediate term. At JP Morgan Chase and PNC Financial, rising interest rates, coupled with optimism over the possibility of reduced tax rates and a less onerous regulatory environment have expanded valuation multiples as investors anticipate improved profitability and earnings growth.

At Symantec and Autodesk, a transition in revenue recognition from the sale of product to recurring subscription fees, coupled with strong demand for their respective products, have driven a re-rating for the equities. While we believe the trends at Autodesk are durable and likely to accelerate, the valuation of Symantec's equity seemed adequate to us given its prospects and competitive position, causing us to exit the position. At Apple, renewed optimism over the iPhone unit growth forecast driven by expectations of a strong upgrade cycle have produced positive earnings and cash flow revisions, as well as a renewed appreciation of the value of the Apple ecosystem. Finally, at Intercontinental Exchange, an improving business mix coupled with the expectation of increased asset market volatility have driven upward earnings revisions that we expect to continue and be rewarded with a higher valuation.

Detractors to Fund performance included Teva Pharmaceutical Industries Ltd., Newfield Exploration Co., Frontier Communications Corp. 11.125% Mandatory Convertible Preferred Stock, Noble Energy, Inc., Shire Pharmaceuticals Group plc, Schlumberger Ltd., O'Reilly Automotive, Inc. and Helmerich & Payne, Inc. Health care stocks were under pressure during the fiscal year due to regulatory inquiries into pricing methodologies and disappointing earnings results in part related to price concessions. Both Teva Pharmaceutical Industries and Shire Pharmaceuticals declined in value as merger and acquisition transactions failed or proved less positive than originally expected. The core business at each company also disappointed relative to more robust expectations for growth and operating margins. While the past 12 months were certainly disappointing for both companies, in our view, the outlook is stabilizing for each company and the valuation multiples are quite attractive.

The energy sector also faced a difficult 12 months, as budding enthusiasm for a recovery in the price of crude oil was stymied by stubbornly high inventory levels and surprising well productivity in U.S. shale formations. However, we see encouraging signs of a bottoming in supply and demand fundamentals globally and are focused on companies with strong competitive positions that can thrive in a modestly improved commodity price environment. For Frontier Communications, an acquisition of Verizon Corp. assets in California, Texas and Florida proved troublesome as the company struggled to integrate them, resulting in disappointing earnings and cash flow as customer churn spiked and expenses were far higher than forecast. Going forward, we believe execution and results will be greatly improved. The retail sector was under considerable pressure during the last year as consumer spending disappointed and price competition intensified. In addition to these trends, O'Reilly Automotive was impacted by anxiety over its competitive positioning relative to peers and potential new entrants. We believe the company's competitive position is sustainable and that industry trends will stabilize, driving improved results over the next 12 months.

Outlook

As we look ahead to the next fiscal year, the optimism of the past several months is enticing and persuasive in many respects. Proposed individual and corporate tax reform can be a meaningful positive for the domestic economy, which along with less regulatory oversight and a generally more business-friendly political climate, are supportive for the growth outlook. However, the uncertainties around political policies and economic growth are stubbornly persistent. In addition, we believe the recognition of the benefits associated with many of the proposed political changes are more likely to be recognized in the form of corporate revenue, earnings and cash flow growth in 2018, which leads us to believe that volatility is likely in the near term.

We believe global growth will improve modestly as clarity around fiscal and monetary policy improve; strong balance sheets (corporate and consumer) and improving confidence readings translate into higher spending; and the lagged effect of historical stimulus continues to provide a persistent tailwind to growth. We are closely watching inflation rates and inflation expectations, which have been modest and in our view must remain so in order to allow global central banks to provide support to their local economies as needed. As the domestic economy gradually improves, we expect the Federal Reserve to raise interest rates at a very modest pace.

While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high-quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next 12 fiscal months. This approach has served investors well over time, and our confidence in it has not waned.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Continental Income Fund performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	**70.4%**
Health Care	13.6%
Financials	11.9%
Consumer Discretionary	11.6%
Information Technology	11.1%
Industrials	7.7%
Energy	6.6%
Consumer Staples	3.5%
Materials	3.2%
Real Estate	1.0%
Telecommunication Services	0.2%
Bonds	**26.4%**
Corporate Debt Securities	21.6%
United States Government and Government Agency Obligations	4.5%
Loans	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.2%

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	478/516	93
3 Year	394/461	86
5 Year	317/428	74
10 Year	28/320	9

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Comcast Corp., Class A	Consumer Discretionary	Cable & Satellite
Autodesk, Inc.	Information Technology	Application Software
Intercontinental Exchange, Inc.	Financials	Financial Exchanges & Data
Shire Pharmaceuticals Group plc ADR	Health Care	Biotechnology
Johnson Controls, Inc.	Industrials	Building Products
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Microsoft Corp.	Information Technology	Systems Software

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

CONTINENTAL INCOME FUND



Continental Income Fund, Class A Shares[1]	$17,748
S&P 500 Index	$20,008
Bloomberg Barclays U.S. Government/Credit Index	$15,633

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	1.94%	2.88%	7.28%	8.41%
5-year period ended 6-30-17	7.00%	6.91%	7.37%	8.57%
10-year period ended 6-30-17	5.90%	5.63%	5.59%	6.84%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 0.7%		
O'Reilly Automotive, Inc. (A)	51	$ 11,046
Cable & Satellite – 2.1%		
Comcast Corp., Class A	777	30,249
Casinos & Gaming – 1.6%		
Las Vegas Sands, Inc.	360	23,020
General Merchandise Stores – 1.1%		
Dollar General Corp.	216	15,550
Home Improvement Retail – 1.4%		
Lowe's Co., Inc.	258	19,976
Hotels, Resorts & Cruise Lines – 2.3%		
Carnival Corp.	516	33,814
Movies & Entertainment – 1.4%		
Twenty-First Century Fox, Inc.	714	19,896
Restaurants – 1.0%		
YUM! Brands, Inc.	209	15,423
Total Consumer Discretionary – 11.6%		168,974
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A. ADR	137	15,064
Drug Retail – 1.5%		
CVS Caremark Corp.	269	21,676
Packaged Foods & Meats – 1.0%		
Kraft Foods Group, Inc.	166	14,182
Total Consumer Staples – 3.5%		50,922
Energy		
Integrated Oil & Gas – 1.2%		
Chevron Corp.	174	18,185
Oil & Gas Drilling – 0.9%		
Helmerich & Payne, Inc.	229	12,422
Oil & Gas Equipment & Services – 1.1%		
Schlumberger Ltd.	239	15,703
Oil & Gas Exploration & Production – 2.0%		
Newfield Exploration Co. (A)	448	12,750
Noble Energy, Inc.	578	16,363
		29,113
Oil & Gas Refining & Marketing – 0.5%		
Phillips 66	91	7,541
Total Energy – 5.7%		82,964
Financials		
Diversified Banks – 2.2%		
Northern Trust Corp.	174	$ 16,876
Wells Fargo & Co.	280	15,515
		32,391
Financial Exchanges & Data – 1.9%		
Intercontinental Exchange, Inc.	425	27,983
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The)	90	20,060
Life & Health Insurance – 1.4%		
MetLife, Inc.	365	20,064
Other Diversified Financial Services – 2.4%		
JPMorgan Chase & Co.	378	34,522
Regional Banks – 1.8%		
PNC Financial Services Group, Inc. (The)	212	26,522
Total Financials – 11.1%		161,542
Health Care		
Biotechnology – 3.0%		
Biogen, Inc. (A)	60	16,281
Shire Pharmaceuticals Group plc ADR	167	27,650
		43,931
Health Care Services – 1.4%		
Laboratory Corp. of America Holdings (A)	136	20,917
Managed Health Care – 2.6%		
Anthem, Inc.	94	17,684
UnitedHealth Group, Inc.	106	19,673
		37,357
Pharmaceuticals – 3.2%		
Allergan plc	82	20,007
Pfizer, Inc.	449	15,085
Teva Pharmaceutical Industries Ltd. ADR	334	11,082
		46,174
Total Health Care – 10.2%		148,379
Industrials		
Building Products – 1.8%		
Johnson Controls, Inc.	618	26,778
Construction Machinery & Heavy Trucks – 1.7%		
Allison Transmission Holdings, Inc.	338	12,693
PACCAR, Inc.	172	11,379
		24,072
Industrial Machinery – 0.8%		
Parker Hannifin Corp.	76	12,098
Railroads – 1.5%		
Union Pacific Corp.	204	$ 22,239
Trucking – 1.1%		
Knight Transportation, Inc.	435	16,132
Total Industrials – 6.9%		101,319
Information Technology		
Application Software – 2.0%		
Autodesk, Inc. (A)	288	28,986
Data Processing & Outsourced Services – 1.1%		
MasterCard, Inc., Class A	132	16,007
IT Consulting & Other Services – 1.3%		
Cognizant Technology Solutions Corp., Class A	278	18,472
Semiconductor Equipment – 0.8%		
Applied Materials, Inc.	278	11,484
Semiconductors – 1.8%		
Integrated Device Technology, Inc. (A)	298	7,683
Intel Corp.	533	17,970
		25,653
Systems Software – 1.7%		
Microsoft Corp.	364	25,063
Technology Hardware, Storage & Peripherals – 2.4%		
Apple, Inc.	247	35,548
Total Information Technology – 11.1%		161,213
Materials		
Commodity Chemicals – 1.0%		
Valvoline, Inc.	619	14,677
Specialty Chemicals – 1.6%		
PPG Industries, Inc.	213	23,454
Total Materials – 2.6%		38,131
Real Estate		
Specialized REITs – 1.0%		
Crown Castle International Corp.	142	14,196
Total Real Estate – 1.0%		14,196
TOTAL COMMON STOCKS – 63.7%		$927,640
(Cost: $782,368)		

PREFERRED STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 0.9%		
Hess Corp., Convertible, 8.000%	225	12,514
Total Energy – 0.9%		12,514

SCHEDULE OF INVESTMENTS

CONTINENTAL INCOME FUND (in thousands)

JUNE 30, 2017

PREFERRED STOCKS (Continued)	Shares	Value
Financials		
Investment Banking & Brokerage – 0.4%		
Morgan Stanley,		
5.850%	200	$ 5,464
Other Diversified Financial Services – 0.3%		
Citigroup, Inc.,		
6.300%	180	4,806
Regional Banks – 0.1%		
First Republic Bank, Series G,		
5.500%	64	1,677
Total Financials – 0.8%		11,947
Health Care		
Managed Health Care – 0.7%		
Anthem, Inc.,		
5.250%	205	10,828
Pharmaceuticals – 2.7%		
Allergan plc, Convertible Series A,		
5.500%	27	23,004
Teva Pharmaceutical Industries Ltd.,		
Convertible,		
7.000%	27	16,052
		39,056
Total Health Care – 3.4%		49,884
Industrials		
Environmental & Facilities Services – 0.8%		
Stericycle, Inc.,		
5.250%	167	11,179
Total Industrials – 0.8%		11,179
Materials		
Commodity Chemicals – 0.6%		
A. Schulman, Inc., Convertible,		
6.000%	11	9,338
Total Materials – 0.6%		9,338
Telecommunication Services		
Integrated Telecommunication Services – 0.2%		
Frontier Communications Corp.,		
Convertible Series A,		
11.125%	86	2,532
Total Telecommunication Services – 0.2%		2,532
TOTAL PREFERRED STOCKS – 6.7%		$97,394
(Cost: $115,306)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.4%		
Under Armour, Inc.,		
3.250%, 6–15–26	$6,800	6,372

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting – 0.1%		
Discovery Communications LLC,		
3.300%, 5–15–22	$ 900	$ 903
Cable & Satellite – 0.1%		
Pearson Funding Five plc,		
3.250%, 5–8–23 (B)	800	776
Viacom, Inc.,		
2.750%, 12–15–19	641	648
		1,424
General Merchandise Stores – 0.0%		
Dollar General Corp.,		
1.875%, 4–15–18	750	751
Homebuilding – 0.1%		
Toll Brothers Finance Corp.,		
4.375%, 4–15–23	1,000	1,035
Publishing – 0.1%		
Thomson Reuters Corp.,		
3.350%, 5–15–26	1,120	1,118
Total Consumer Discretionary – 0.8%		11,603
Consumer Staples		
Brewers – 0.2%		
Anheuser-Busch InBev Worldwide,		
Inc. (GTD by AB INBEV/BBR/COB),		
2.200%, 8–1–18	1,800	1,811
Molson Coors Brewing Co.,		
3.000%, 7–15–26	800	770
		2,581
Distillers & Vintners – 0.0%		
Beam, Inc.,		
1.750%, 6–15–18	750	749
Food Distributors – 0.1%		
Campbell Soup Co.,		
2.500%, 8–2–22	900	900
Tobacco – 0.2%		
BAT International Finance plc,		
2.750%, 6–15–20 (B)	2,400	2,431
Total Consumer Staples – 0.5%		6,661
Energy		
Integrated Oil & Gas – 0.3%		
Hess Corp.,		
4.300%, 4–1–27	4,950	4,836
Oil & Gas Drilling – 0.7%		
Nabors Industries Ltd., Convertible,		
0.750%, 1–15–24 (B)	12,600	10,025
Oil & Gas Equipment & Services – 0.2%		
Schlumberger Holding Corp.,		
2.350%, 12–21–18 (B)	3,150	3,169
Oil & Gas Exploration & Production – 0.7%		
BP Capital Markets plc (GTD by		
BP plc):		
2.241%, 9–26–18	2,850	2,866
2.315%, 2–13–20	1,500	1,514

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Concho Resources, Inc.,		
4.375%, 1–15–25	$4,400	$ 4,488
ONEOK Partners L.P.,		
3.200%, 9–15–18	1,500	1,517
		10,385
Oil & Gas Storage & Transportation – 1.4%		
Buckeye Partners L.P.,		
2.650%, 11–15–18	3,050	3,066
Colorado Interstate Gas Co.,		
4.150%, 8–15–26 (B)	3,340	3,315
Hornbeck Offshore Services, Inc.,		
Convertible,		
1.500%, 9–1–19	8,392	6,084
Kinder Morgan Energy Partners L.P.,		
2.650%, 2–1–19	1,850	1,863
Plains All American Pipeline L.P. and		
PAA Finance Corp.,		
4.650%, 10–15–25	2,000	2,050
Williams Partners L.P.,		
3.600%, 3–15–22	3,500	3,575
		19,953
Total Energy – 3.3%		48,368
Financials		
Asset Management & Custody Banks – 0.2%		
Ares Capital Corp.,		
4.875%, 11–30–18	3,300	3,416
Consumer Finance – 0.7%		
American Express Co.,		
4.900%, 12–29–49	2,500	2,541
Capital One Bank USA N.A.:		
2.150%, 11–21–18	1,500	1,502
2.250%, 2–13–19	2,000	2,006
Ford Motor Credit Co. LLC,		
3.339%, 3–28–22	1,250	1,268
General Motors Financial Co., Inc.		
(GTD by AmeriCredit Financial		
Services, Inc.):		
3.450%, 4–10–22	500	508
3.700%, 5–9–23	800	812
Hyundai Capital America,		
2.875%, 8–9–18 (B)	1,200	1,210
		9,847
Diversified Banks – 4.4%		
ABN AMRO Bank N.V.,		
2.500%, 10–30–18 (B)	3,000	3,023
Australia and New Zealand Banking		
Group Ltd.,		
4.400%, 5–19–26 (B)	4,800	4,953
Bank of America Corp.:		
2.000%, 1–11–18	2,100	2,103
8.000%, 7–29–49	7,000	7,193
vmBarclays plc,		
5.200%, 5–12–26	3,200	3,366
BNP Paribas S.A.,		
2.450%, 3–17–19	2,600	2,626

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
DBS Group Holdings Ltd.,		
2.246%, 7–16–19 (B)	$5,250	$ 5,262
HSBC Holdings plc,		
3.400%, 3–8–21	3,750	3,854
ING Bank N.V.,		
2.500%, 10–1–19 (B)	3,500	3,524
Mizuho Bank Ltd.,		
2.650%, 9–25–19 (B)	3,500	3,526
Skandinaviska Enskilda Banken AB,		
2.375%, 3–25–19 (B)	2,000	2,012
Societe Generale S.A.,		
4.250%, 4–14–25 (B)	1,750	1,775
Standard Chartered plc,		
2.250%, 4–17–20 (B)	5,900	5,862
Sumitomo Mitsui Banking Corp.,		
2.450%, 1–16–20	2,400	2,415
U.S. Bancorp,		
3.100%, 4–27–26	1,900	1,878
Wells Fargo & Co.,		
7.980%, 3–29–49	6,790	7,077
Westpac Banking Corp.,		
2.250%, 7–30–18	4,000	4,021
		64,470
Investment Banking & Brokerage – 1.0%		
BGC Partners, Inc.,		
5.375%, 12–9–19	3,000	3,160
Credit Suisse Group Funding (Guernsey) Ltd.,		
2.750%, 3–26–20	2,500	2,519
Goldman Sachs Group, Inc. (The):		
2.900%, 7–19–18	1,200	1,214
2.625%, 1–31–19	2,000	2,021
2.600%, 4–23–20	1,800	1,816
5.700%, 12–29–49	1,000	1,041
Morgan Stanley,		
2.650%, 1–27–20	3,250	3,284
		15,055
Life & Health Insurance – 0.2%		
AIA Group Ltd.,		
2.250%, 3–11–19 (B)	1,600	1,599
Prudential Financial, Inc.,		
8.875%, 6–15–38	1,000	1,063
		2,662
Multi-Line Insurance – 0.4%		
American International Group, Inc.,		
2.300%, 7–16–19	1,950	1,960
Aon plc (GTD by Aon Corp.),		
2.800%, 3–15–21	3,500	3,515
		5,475
Other Diversified Financial Services – 2.4%		
Citigroup, Inc.:		
5.800%, 11–29–49	5,300	5,525
5.950%, 12–29–49	5,350	5,716
Fidelity National Information Services, Inc.,		
2.000%, 4–15–18	500	501

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
Fifth Street Finance Corp.,		
4.875%, 3–1–19	$5,000	$ 5,005
JPMorgan Chase & Co.:		
7.900%, 4–29–49	6,060	6,299
5.000%, 12–29–49	3,200	3,280
5.300%, 11–1–65	1,250	1,302
PennantPark Investment Corp.,		
4.500%, 10–1–19	5,250	5,308
Total Capital (GTD by Total S.A.),		
2.125%, 8–10–18	1,200	1,207
		34,143
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.),		
2.200%, 3–15–21	1,500	1,511
Regional Banks – 1.0%		
Citizens Financial Group, Inc.,		
3.750%, 7–1–24	6,000	5,969
PNC Bank N.A.,		
3.250%, 6–1–25	2,500	2,538
SunTrust Banks, Inc.:		
2.350%, 11–1–18	2,800	2,817
5.625%, 12–29–49	2,800	2,923
		14,247
Specialized Finance – 0.3%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.,		
5.450%, 6–15–23 (B)	4,300	4,666
Total Financials – 10.7%		155,492
Health Care		
Biotechnology – 0.2%		
Amgen, Inc.,		
2.125%, 5–1–20	3,000	3,004
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc.,		
2.700%, 4–1–20	1,650	1,665
Health Care Facilities – 0.1%		
Surgery Center Holdings, Inc.,		
8.875%, 4–15–21 (B)	1,600	1,734
Health Care Services – 0.4%		
Cardinal Health, Inc.,		
2.400%, 11–15–19	2,400	2,414
Quest Diagnostics, Inc.,		
3.450%, 6–1–26	3,220	3,226
		5,640
Health Care Supplies – 0.3%		
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.875%, 9–23–23	4,000	3,964

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Managed Health Care – 0.1%		
Aetna, Inc.,		
2.200%, 3–15–19	$ 1,600	$ 1,610
Pharmaceuticals – 0.5%		
AbbVie, Inc.,		
3.200%, 5–14–26	2,240	2,214
Forest Laboratories, Inc.,		
5.000%, 12–15–21 (B)	5,000	5,458
		7,672
Total Health Care – 1.7%		25,289
Industrials		
Aerospace & Defense – 0.8%		
Huntington Ingalls Industries, Inc.,		
5.000%, 11–15–25 (B)	6,000	6,442
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7–15–22	2,000	2,060
6.375%, 6–15–26	3,500	3,553
		12,055
Airlines – 0.2%		
Southwest Airlines Co.,		
2.650%, 11–5–20	2,625	2,656
Diversified Support Services – 0.1%		
Ahern Rentals, Inc.,		
7.375%, 5–15–23 (B)	1,200	984
Railroads – 0.0%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5–15–20	776	775
Total Industrials – 1.1%		16,470
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fiserv, Inc.,		
2.700%, 6–1–20	1,800	1,822
IT Consulting & Other Services – 0.2%		
Keysight Technologies, Inc.,		
4.600%, 4–6–27	2,000	2,101
Semiconductors – 0.1%		
Micron Technology, Inc.,		
5.500%, 2–1–25	1,390	1,466
Total Information Technology – 0.4%		5,389
Materials		
Construction Materials – 0.3%		
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (B)	4,000	3,840
Diversified Metals & Mining – 0.1%		
Anglo American plc,		
4.125%, 4–15–21 (B)	1,300	1,336

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Metal & Glass Containers – 0.3%		
BakerCorp International, Inc.,		
8.250%, 6–1–19	$5,046	$ 4,377
Total Materials – 0.7%		9,553
Real Estate		
Specialized REITs – 0.2%		
Crown Castle International Corp.:		
5.250%, 1–15–23	1,171	1,300
3.700%, 6–15–26	1,600	1,614
		2,914
Total Real Estate – 0.2%		2,914
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
AT&T, Inc.:		
2.300%, 3–11–19	5,000	5,030
4.125%, 2–17–26	4,000	4,101
Verizon Communications, Inc.,		
2.946%, 3–15–22 (B)	1,600	1,611
		10,742
Wireless Telecommunication Service – 0.6%		
American Tower Corp.:		
2.250%, 1–15–22	5,000	4,875
4.700%, 3–15–22	1,140	1,235
3.375%, 10–15–26	2,080	2,035
Virgin Media Finance plc,		
4.875%, 2–15–22	298	280
		8,425
Total Telecommunication Services – 1.3%		19,167
Utilities		
Electric Utilities – 0.5%		
Electricite de France S.A.,		
2.150%, 1–22–19 (B)	2,450	2,458
Entergy Texas, Inc.,		
2.550%, 6–1–21	1,500	1,490
Exelon Corp.,		
2.450%, 4–15–21	1,800	1,795
PPL Energy Supply LLC,		
4.600%, 12–15–21	2,100	1,596
		7,339
Independent Power Producers & Energy Traders – 0.4%		
Canadian Solar, Inc., Convertible,		
4.250%, 2–15–19	5,755	5,601
Total Utilities – 0.9%		12,940
TOTAL CORPORATE DEBT SECURITIES – 21.6%		$313,846

(Cost: $312,028)

LOANS (C)

	Principal	Value
Industrials		
Industrial Machinery – 0.3%		
Dynacast International LLC (ICE LIBOR plus 850 bps),		
9.796%, 1–30–23 (D)	$ 4,455	$ 4,455
Total Industrials – 0.3%		4,455
TOTAL LOANS – 0.3%		$ 4,455

(Cost: $4,374)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.1%		
National Archives Facility Trust,		
8.500%, 9–1–19	955	1,029
Mortgage-Backed Obligations – 1.3%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12–1–31	25	28
6.500%, 1–1–32	34	38
4.500%, 6–1–44	3,677	3,954
3.000%, 6–15–45	4,289	4,426
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7–1–18	69	71
4.500%, 9–1–19	199	203
3.500%, 6–25–29	2,421	2,549
4.500%, 11–1–43	3,241	3,543
3.000%, 10–25–46	4,160	4,262
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 9–15–18	55	56
6.500%, 8–15–28	29	31
		19,161
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%		$ 20,190

(Cost: $20,439)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 3.1%		
U.S. Treasury Notes:		
0.125%, 7–15–26	16,832	16,232
2.125%, 2–15–40	14,933	18,568
1.000%, 2–15–46	10,217	10,209
		45,009
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.1%		$45,009

(Cost: $46,951)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 0.5%		
Kroger Co. (The),		
1.300%, 7–3–17	$ 2,355	$ 2,355
Rockwell Automation, Inc.,		
1.410%, 7–12–17	4,780	4,778
		7,133
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
1.440%, 7–5–17 (F)	2,007	2,007
Municipal Obligations – 2.8%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.) (BVAL plus 11 bps),		
0.920%, 7–7–17 (F)	4,945	4,945
NY Hsng Fin Agy, Hsng Rev Bonds, Ser 2016A (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 18 bps),		
0.940%, 7–7–17 (F)	16,600	16,600
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal) (BVAL plus 21 bps),		
0.930%, 7–7–17 (F)	10,000	10,000
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.) (BVAL plus 18 bps),		
0.930%, 7–7–17 (F)	1,000	1,000
San Diego, CA, Hsng Auth, Var Rate Demand Multi-Fam Hsng Rev Rfdg Bonds (Hillside Garden Apt), Ser 2004C (GTD by FNMA) (BVAL plus 13 bps),		
0.950%, 7–7–17 (F)	1,000	1,000
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps),		
0.950%, 7–1–17 (F)	7,050	7,050
		40,595
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.080%, 7–7–17 (F)	2,000	2,000
1.100%, 7–7–17 (F)	2,725	2,725
		4,725
TOTAL SHORT-TERM SECURITIES – 3.7%		$54,460

(Cost: $54,460)

JUNE 30, 2017

	Value
TOTAL INVESTMENT SECURITIES –100.5%	$1,462,994
(Cost: $1,335,926)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%	(7,699)
NET ASSETS – 100.0%	$1,455,295

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $80,991 or 5.6% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Securities whose value was determined using significant unobservable inputs.

(E) Rate shown is the yield to maturity at June 30, 2017.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 927,640	$ —	$ —
Preferred Stocks	88,056	9,338	—
Corporate Debt Securities	—	313,846	—
Loans	—	—	4,455
United States Government Agency Obligations	—	20,190	—
United States Government Obligations	—	45,009	—
Short-Term Securities	—	54,460	—
Total	$1,015,696	$442,843	$4,455

During the year ended June 30, 2017, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustav C. Zinn, CFA, portfolio managers of Waddell & Reed Advisors Core Investment Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2017. They have managed the Fund since 2006. Both have 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Core Investment Fund (Class A shares at net asset value)	10.58%
Waddell & Reed Advisors Core Investment Fund (Class A shares including sales charges)	4.24%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (Generally reflects the performance of large- and medium-sized U.S. stocks)	17.90%
Lipper Large-Cap Core Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	16.96%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The bull market for U.S. equities continued with the S&P 500 Index (the Fund's benchmark) up nearly 18% for the year ending June 30, 2017. Financials were the strongest stocks in the market, fueled by the U.S. Federal Reserve's (Fed) move to tighten monetary policy beginning in the second half of 2016 and culminating in a sharp rise following the November election of Donald Trump. The technology sector performed nearly as well, driven by favorable earnings growth trends that stood out from a backdrop of relatively muted growth among domestic equities. Among the market's worst performing sectors were telecommunications services, energy and real estate.

The U.S. economy continues its steady expansion with real gross domestic product (GDP) growth forecast around 2.3% for 2017. Job gains have averaged 180,000 per month thus far in 2017, consistent with 2016's monthly pace. Wage growth remains modest at 2.5%, below what one might expect given the current low unemployment rate. As such, yields on the U.S. 10-year Treasury note have lingered in the 2.1-2.6% range year-to-date. To us, it appears monetary and economic conditions are ripe for significant growth in S&P earnings in 2017, well above the relatively flat figures of the last two years.

One area of contention for investors is the Fed's efforts to normalize interest rates. The Fed increased the federal funds rate three times during the fiscal year, and has indicated an additional rate hike could occur in the second half of 2017. We believe this is more than likely, as there appears to be a desire among Fed officials to move away from crisis-level, short-term interest rates of the last several years. The Fed also has unveiled its plan to reduce its $4.5 trillion balance sheet, using a system of set limits for drawing down the Fed's portfolio, which includes Treasuries, mortgage-backed securities and government agency debt. This could have an impact on interest rate hikes in the short term. At the same time, the European Central Bank also appears on the path toward moving away from extraordinarily easy monetary policy toward the end of 2017. These departures from central bank patterns of the last several years could serve to increase interest rate volatility and ultimately equity market volatility over the next 12 to 18 months. We believe central banks will be careful to tighten policy in a slow and deliberate manner to facilitate continued economic growth.

Contributors and detractors

Our Fund significantly underperformed its benchmark for the fiscal year. We were hurt by a combination of poor stock selection in the healthcare sector, our underweight in financials for the first two quarters of the year and our overweight in energy. The most problematic area for the Fund's recent performance has been the lagging of large healthcare holdings, particularly those related to specialty pharmaceuticals and biotechnology. Companies like Shire, Teva, Allergan and Alexion all suffered due to concerns of more aggressive drug price reforms leading up to the 2016 U.S. Presidential election. Each of these holdings also had unique headwinds, such as failed merger attempts or management turnover in certain cases. We simply did not reduce position sizes aggressively on headwinds to the earnings thesis on these firms given our conviction that each was "too cheap" to sell. We have re-assessed our investment strategy on these companies, retaining Shire and Alexion, but exiting Teva and Allergan. Going forward, we will seek to minimize the risk of similar returns by paring back our positions when companies face similar headwinds.

The portfolio also underperformed due to our decision to pair back our financial holdings following the U.K.'s historic Brexit vote last year. We anticipated larger sector volatility than actually occurred. The subsequent move higher in the U.S. 10-year Treasury note led to a surge in performance when we were underweight. Finally, energy shares became a headwind to performance late in 2016 and early 2017 after a large run following the bottom in the price of oil in February 2016. Benchmark oil prices have declined thus far in 2017, and energy has given back much of the outperformance that occurred in the first half of 2016.

Outlook

Our current positioning reflects the general view that moderate economic growth in the U.S. will provide the underpinning for respectable gains in S&P 500 profits over the coming year. We think financials, energy, and information technology appear likely to lead the market's profit recovery this fiscal year, and we are accordingly overweight in financials and information technology. Regulatory relief from the Trump administration continues to be an important theme for the portfolio, specifically the increased ability of companies to accelerate capital return back to shareholders in the form of increased dividends and share buybacks.

Technology continues to be a large focus area for the portfolio given important secular earnings drivers. While the market has increasingly recognized superior growth rates in some companies' valuation multiples, we still find several attractive technology stocks where future earnings expectations continue to be underestimated. In the energy sector, we believe the ultimate direction of oil will be up in the longer term horizon; however, our more immediate view of a positive upswing has yet to materialize. As such, our tempered views on energy are supported by our current underweight position.

We continue to have a pro-cyclical tilt to our portfolio, meaning we expect that our portfolio will outperform when investors are generally optimistic about the sustainability of moderate domestic and international growth. For the first time in many years, we see signs that investors are beginning to punish low-growth or no-growth companies that trade at high valuation multiples. We are still optimistic that our approach could lead to improved performance in coming quarters and years.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Core Investment Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.8%
Information Technology	34.2%
Financials	16.0%
Health Care	12.5%
Consumer Staples	10.5%
Industrials	10.1%
Consumer Discretionary	9.0%
Energy	5.6%
Materials	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.2%

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	785/834	95
3 Year	705/745	95
5 Year	601/675	89
10 Year	140/526	27

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	Information Technology	Systems Software
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Morgan Stanley	Financials	Investment Banking & Brokerage
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
UnitedHealth Group, Inc.	Health Care	Managed Health Care
Philip Morris International, Inc.	Consumer Staples	Tobacco
Kraft Foods Group, Inc.	Consumer Staples	Packaged Foods & Meats
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Adobe Systems, Inc.	Information Technology	Application Software

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Core Investment Fund, Class A Shares[1]	$18,507
S&P 500 Index	$20,008

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	4.24%	5.51%	9.67%	10.95%
5-year period ended 6-30-17	10.02%	9.90%	10.27%	11.62%
10-year period ended 6-30-17	6.35%	5.98%	5.95%	7.30%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS CORE INVESTMENT FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.0%		
Magna International, Inc.	1,630	$ 75,513
Cable & Satellite – 2.1%		
Comcast Corp., Class A	2,072	80,658
Home Improvement Retail – 2.6%		
Home Depot, Inc. (The)	655	100,529
Housewares & Specialties – 2.3%		
Newell Rubbermaid, Inc.	1,625	87,132
Total Consumer Discretionary – 9.0%		343,832
Consumer Staples		
Brewers – 1.3%		
Molson Coors Brewing Co., Class B	599	51,726
Hypermarkets & Super Centers – 1.6%		
Costco Wholesale Corp.	381	60,949
Packaged Foods & Meats – 2.7%		
Kraft Foods Group, Inc.	1,199	102,717
Soft Drinks – 2.0%		
Monster Beverage Corp. (A)	1,524	75,727
Tobacco – 2.9%		
Philip Morris International, Inc.	933	109,600
Total Consumer Staples – 10.5%		400,719
Energy		
Oil & Gas Drilling – 0.6%		
Helmerich & Payne, Inc.	422	22,953
Oil & Gas Equipment & Services – 0.9%		
Halliburton Co.	850	36,325
Oil & Gas Exploration & Production – 4.1%		
Cimarex Energy Co.	505	47,466
EOG Resources, Inc.	763	69,049
Pioneer Natural Resources Co.	254	40,501
		157,016
Total Energy – 5.6%		216,294
Financials		
Asset Management & Custody Banks – 2.4%		
Blackstone Group L.P. (The)	2,767	92,269
Diversified Banks – 3.5%		
Bank of America Corp.	2,572	62,385
Wells Fargo & Co.	1,284	71,122
		133,507
Financial Exchanges & Data – 2.2%		
CME Group, Inc.	676	84,662

COMMON STOCKS (Continued)	Shares	Value
Investment Banking & Brokerage – 4.9%		
Charles Schwab Corp. (The)	1,534	$ 65,888
Morgan Stanley	2,716	121,025
		186,913
Other Diversified Financial Services – 3.0%		
JPMorgan Chase & Co.	1,251	114,305
Total Financials – 16.0%		611,656
Health Care		
Biotechnology – 3.0%		
Alexion Pharmaceuticals, Inc. (A)	431	52,478
Shire Pharmaceuticals Group plc ADR	383	63,232
		115,710
Health Care Equipment – 2.0%		
Intuitive Surgical, Inc. (A)	82	76,420
Managed Health Care – 4.7%		
Cigna Corp.	412	68,881
UnitedHealth Group, Inc.	603	111,808
		180,689
Pharmaceuticals – 2.8%		
Eli Lilly and Co.	363	29,842
Zoetis, Inc.	1,223	76,316
		106,158
Total Health Care – 12.5%		478,977
Industrials		
Aerospace & Defense – 3.8%		
Lockheed Martin Corp.	232	64,378
United Technologies Corp.	675	82,424
		146,802
Construction Machinery & Heavy Trucks – 2.9%		
PACCAR, Inc.	918	60,618
WABCO Holdings, Inc. (A)	398	50,736
		111,354
Railroads – 3.4%		
Norfolk Southern Corp.	500	60,899
Union Pacific Corp.	622	67,728
		128,627
Total Industrials – 10.1%		386,783
Information Technology		
Application Software – 2.5%		
Adobe Systems, Inc. (A)	669	94,609
Data Processing & Outsourced Services – 6.3%		
MasterCard, Inc., Class A	702	85,310
PayPal, Inc. (A)	1,355	72,707
Visa, Inc., Class A	879	82,414
		240,431

COMMON STOCKS (Continued)	Shares	Value
Home Entertainment Software – 1.8%		
Electronic Arts, Inc. (A)	667	$ 70,484
Internet Software & Services – 7.7%		
Alibaba Group Holding Ltd. ADR (A)	589	82,990
Alphabet, Inc., Class A (A)	140	130,434
Facebook, Inc., Class A (A)	545	82,275
		295,699
Semiconductor Equipment – 3.8%		
Applied Materials, Inc.	2,036	84,094
ASML Holding N.V., NY Registry Shares	464	60,438
		144,532
Semiconductors – 4.9%		
Analog Devices, Inc.	828	64,418
Broadcom Corp., Class A	356	82,966
Texas Instruments, Inc.	496	38,165
		185,549
Systems Software – 3.5%		
Microsoft Corp.	1,960	135,096
Technology Hardware, Storage & Peripherals – 3.7%		
Apple, Inc.	996	143,430
Total Information Technology – 34.2%		1,309,830
Materials		
Commodity Chemicals – 0.9%		
LyondellBasell Industries N.V., Class A	410	34,625
Total Materials – 0.9%		34,625
TOTAL COMMON STOCKS – 98.8%		$ 3,782,716
(Cost: $3,119,049)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper (B) – 0.7%		
Bemis Co., Inc., 1.330%, 7–5–17	$ 5,000	4,999
Comcast Corp., 1.480%, 7–26–17	7,000	6,993
CVS Health Corp., 1.330%, 7–5–17	11,000	10,998
Virginia Electric and Power Co., 1.220%, 7–3–17	5,000	4,999
		27,989
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (C)	958	958

JUNE 30, 2017

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.2%		
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2011A (GTD by U.S. Bank N.A.) (BVAL plus 12 bps), 0.940%, 7–7–17 (C)	$5,000	$5,000
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.930%, 7–7–17 (C)	2,000	2,000
		7,000

	Value
TOTAL SHORT-TERM SECURITIES – 0.9%	$ 35,947
(Cost: $35,948)	
TOTAL INVESTMENT SECURITIES – 99.7%	$ 3,818,663
(Cost: $3,154,997)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%	9,836
NET ASSETS – 100.0%	$3,828,499

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,782,716	$ —	$—
Short-Term Securities	—	35,947	—
Total	$3,782,716	$35,947	$—

During the year ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

(UNAUDITED)



Christopher J. Parker

Below, Christopher J. Parker, CFA, portfolio manager of Waddell & Reed Advisors Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2017. He has managed the Fund since 2014, and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares at net asset value)	10.73%
Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares including sales charges)	4.34%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	18.03%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.21%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Financial markets and events that drive financial markets are inherently unpredictable, and have the power to humble even the most skilled investors. Our understanding of what is happening and what the future holds can seem so certain one moment and then change radically the next. In many ways this is what makes investing and research equally interesting, intellectually challenging and aggravating work. We imagine this is what it was like flying at night or through clouds before the advent of radar. Sometimes you set your course and thought you were heading in one direction, but when you emerged from the clouds you were actually headed in a somewhat different direction and arriving at a wholly unexpected destination.

The past year felt as though we were lost in the clouds at times. This was certainly true from a political perspective, and it had substantial market ramifications. It began with an unexpected outcome in the United Kingdom (U.K.) around the vote to leave the European Union (EU). The thought that Britons would choose to exit the EU seemed incomprehensible to many before the vote. Of course, the outcome was rationalized in hindsight once the event occurred. Likewise, going into the United States (U.S.) Presidential election, Hillary Clinton was viewed as a lock to win. Investors had already begun to discount the policy choices a President Clinton would make, and had positioned themselves accordingly. However, when we emerged from the clouds the morning after Election Day, we were not headed to our expected destination. The market then extrapolated everything that a Trump administration would be able to accomplish with Republican control of both houses of Congress — confidently predicting what the future held. The script completely flipped, and many of the sectors that had lagged heading into the election appreciated significantly in the days and weeks following Election Day.

While all this was occurring, the global economy continued to push forward. Independent of the "Trump Bump", a fundamental improvement in the underlying earnings and growth characteristics of the markets unfolded. The global economy continued to make slow progress. At the same time, U.S. economic growth and corporate earnings steadily recovered from a downturn in the oil patch that drove an industrial earnings recession. China showed signs of stabilization after a multi-year period of sluggishness sparked by the government's effort to crackdown on graft and deflate bubbles in certain sectors. Additionally, Europe has finally come to the party. The European recovery from the global financial crisis has consistently lagged that of the U.S. for a variety of reasons. In the past few quarters, the Old World has played some catch up. Economic growth, industrial activity, consumption and the outlook for future earnings have all improved as the EU has found its footing and turned a corner.

This favorable earnings backdrop and the initial optimism for pro-growth policies from the Trump administration have pushed many key beneficiaries to the head of the class vis-à-vis recent performance and valuation. We are flying smoothly upward based purely on market action and this upbeat narrative. Measures of equity market risk and volatility remain incredibly benign. Fixed-income markets are showing few signs of concern. One could surmise that we know with certainty what the future holds and our ultimate destination. Concerns over market valuations being skewed above long-run averages, or Washington's ability to deliver pro-growth reforms seem impervious to the current economic trajectory. It appears we will come out of the clouds headed in the right direction... then again, perhaps not.

Contributors and detractors

Equity markets rallied strongly over the past twelve months, with the Russell 1000 Index, the Fund's benchmark, increasing by 18% for the year. The Fund delivered a positive return for the year, but lagged the benchmark and its equity income peer group. The dispersion of returns across sectors was quite wide during the period, and much of the strong performance of the Index was attributed to three sectors: financials, information technology and industrials. Financials was the strongest performer over the past year. Sector earnings and valuations were favorably impacted by the initial moves of the U.S. Federal Reserve's (Fed) plan to "normalize" interest rates. Additionally, the sector performed strongly following the U.S. Presidential election based on the assumption the Trump administration would reduce the regulatory burden on the industry and implement policies to accelerate economic growth. Information technology also performed well as the sector benefited from strong growth in the midst of the market's overall slow-growth environment. Secular tailwinds in areas such as cloud computing, the accelerating shift of consumption to online and the proliferation of semiconductor and computing content into all areas of life also buoyed the sector. Industrials outperformed the benchmark on the back of an improving earnings and growth outlook following an industrial earnings recession fueled by softness related to the U.S. energy sector.

Among the sector detractors, telecommunications, real estate, energy and utilities were the poorest performing over the past year. Underperformance among telecommunications, real estate and utilities was largely the result of a migration away from sectors with bond-like investment characteristics in reaction to initial rate hikes, and in anticipation of additional increases over the next six to 12 months. Energy equities bottomed in early 2016 then proceeded to rally strongly, as supply growth slowed and OPEC moved to cut production. These actions drove optimism around normalization in inventories and a recovery in the commodity to a more sustainable level, projecting oil prices rebounding to the $50-60 per barrel range. This process has progressed more slowly and in a less linear fashion than originally expected, leading to a decline in crude and in energy equities.

From a sector allocation perspective, the Fund was helped by underweights in telecommunications, utilities and consumer staples. Performance was negatively impacted by an overweight position in energy and underweight relative to the benchmark in technology. It is worth noting that many of the technology companies provide below market dividend yields, so we do not view these stocks as part of the Fund's investable universe.

From a stock selection point of view, the Fund saw favorable contributions in energy and consumer staples. Stock selection in health care, consumer discretionary and industrials were a drag on results. Positions in JPMorgan Chase & Co., Microsoft Corp., Harris Corp., International Paper Co. and KeyCorp helped with regard to individual stock performance. Portfolio performance was negatively impacted by not owning the FAANG stocks (Facebook, Apple, Amazon, Netflix and Google-parent Alphabet), which was noted earlier, as well as Bank of America, and by ownership positions in Teva Pharmaceutical Industries Ltd. and CoreCivic (formerly known as Corrections Corporation of America.)

Teva Pharmaceutical Industries Ltd. was adversely impacted by degradation in generic revenue trends over the course of the year. This holding's attractiveness suffered following its purchase of Allergan's generic division, causing the stock price to decline. CoreCivic was hurt early in the year when the Obama administration announced the U.S. government, a large tenant, would seek to eliminate its use of private prisons, where possible. In our view, this announcement was politically motivated and based on specious supporting evidence. However, it caused substantial decline in stock price. We have since exited our positions in both of those companies.

Strategy and outlook

We believe the global economic outlook remains positive as fundamentals show steady signs of slow improvement. Large economic zones such as Europe and China are on the mend. There remain areas of weakness (Brazil) and potential downside (U.K.), but the overall global outlook appears to be improving. The U.S. economy has weathered the worst of the energy-induced industrial profit recession that has unfolded over the past two years, and is now in the midst of a recovery. We think the rate of growth is likely to ebb somewhat as comparisons normalize. However, a continued trend of modest improvement and stabilization in problematic sectors/regions remains our central thesis at this point. U.S. consumers remain in good shape as employment and wages both have favorable outlooks. Consumers' disciplined (and arguably stubborn) approach toward spending and debt has muted growth in consumer spending thus far in the recovery, but could serve to extend the duration of the cycle. There are early signs of late cyclical concerns, but these appear to us to be limited, and we do not view them as especially troublesome in the short term.

While the outlook for earnings is better, the pace of improvement in the value of equities has exceeded the rate of earnings growth. This P/E multiple expansion is supported by optimism in many areas, including faster economic growth and improved corporate earnings. A key component of that optimism is driven by anticipated policy reforms from Washington, which we are not particularly optimistic is possible in the foreseeable future. Six months into his presidency, Donald Trump finds his pro-growth agenda stalled, his administration shrouded in controversy and his approval ratings at record lows. Likewise, congressional Democrats and Republicans remain stalwart in their political positions, making bipartisan legislation a pipedream.

From a growth perspective, the lack of a policy tailwind does not appear to us to be a danger to current progress. Thus far, investors have shrugged off the lack of action on key priorities, such as the repeal and replacement of the Affordable Care Act, tax reform, or proposed infrastructure investments. We believe it is overly optimistic to believe this will remain the case if the administration remains stuck in neutral, or slips deeper into the tar pits of various investigations and scandals. There are some clear areas of progress around reducing regulatory burdens, but we think the likelihood of more large-scale boosts to spending or substantial tax reform is declining. In our view, a repeat of the prior 12 fiscal months' performance requires some solid progress on this front. Thus, we are cautious on equities overall at this point and remain focused on finding opportunities that fit our strategy and are not overly dependent on the realization of things that may not come to pass.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Dividend Opportunities Fund's performance.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	97.8%
Financials	16.1%
Industrials	15.9%
Information Technology	14.5%
Energy	9.8%
Consumer Discretionary	8.6%
Consumer Staples	8.2%
Real Estate	7.5%
Materials	7.2%
Health Care	6.4%
Utilities	3.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.2%

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	387/533	73
3 Year	373/466	80
5 Year	257/346	75
10 Year	188/227	83

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Pfizer, Inc.	Health Care	Pharmaceuticals
Wells Fargo & Co.	Financials	Diversified Banks
Chevron Corp.	Energy	Integrated Oil & Gas
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Philip Morris International, Inc.	Consumer Staples	Tobacco
Lockheed Martin Corp.	Industrials	Aerospace & Defense
Exelon Corp.	Utilities	Electric Utilities
MetLife, Inc.	Financials	Life & Health Insurance
Dow Chemical Co. (The)	Materials	Diversified Chemicals

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 DIVIDEND OPPORTUNITIES FUND INVESTMENT



Dividend Opportunities Fund, Class A Shares[1]	$14,704
Russell 1000 Index	$20,211

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	4.34%	5.32%	9.77%	11.05%
5-year period ended 6-30-17	9.25%	9.14%	9.63%	10.92%
10-year period ended 6-30-17	3.93%	3.65%	3.64%	4.92%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.7%		
Omnicom Group, Inc.	120	$ 9,919
Cable & Satellite – 2.6%		
Comcast Corp., Class A	376	14,630
Home Improvement Retail – 2.9%		
Home Depot, Inc. (The)	107	16,421
Restaurants – 1.4%		
McDonalds Corp.	51	7,804
Total Consumer Discretionary – 8.6%		48,774
Consumer Staples		
Brewers – 1.4%		
Anheuser-Busch InBev S.A. ADR	72	7,951
Drug Retail – 1.3%		
CVS Caremark Corp.	93	7,479
Personal Products – 1.6%		
Unilever plc (A)	163	8,808
Tobacco – 3.9%		
Philip Morris International, Inc.	190	22,333
Total Consumer Staples – 8.2%		46,571
Energy		
Integrated Oil & Gas – 7.5%		
Chevron Corp.	247	25,796
Suncor Energy, Inc.	577	16,850
		42,646
Oil & Gas Storage & Transportation – 2.3%		
Enterprise Products Partners L.P.	494	13,387
Total Energy – 9.8%		56,033
Financials		
Diversified Banks – 4.5%		
Wells Fargo & Co.	467	25,849
Life & Health Insurance – 3.5%		
MetLife, Inc.	364	19,981
Multi-Line Insurance – 1.6%		
American International Group, Inc.	144	8,996
Other Diversified Financial Services – 4.5%		
JPMorgan Chase & Co.	282	25,778
Regional Banks – 2.0%		
KeyCorp	602	11,278
Total Financials – 16.1%		91,882

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Health Care Equipment – 1.5%		
Medtronic plc	98	$ 8,740
Pharmaceuticals – 4.9%		
Pfizer, Inc.	829	27,859
Total Health Care – 6.4%		36,599
Industrials		
Aerospace & Defense – 7.6%		
BAE Systems plc (A)	775	6,394
Lockheed Martin Corp.	78	21,668
United Technologies Corp.	122	14,897
		42,959
Building Products – 2.9%		
Johnson Controls, Inc.	386	16,739
Construction Machinery & Heavy Trucks – 2.5%		
PACCAR, Inc.	218	14,403
Electrical Components & Equipment – 1.9%		
Eaton Corp.	139	10,811
Railroads – 1.0%		
Union Pacific Corp.	53	5,783
Total Industrials – 15.9%		90,695
Information Technology		
Communications Equipment – 3.7%		
Harris Corp.	105	11,399
Nokia Corp., Series A ADR	1,569	9,666
		21,065
Data Processing & Outsourced Services – 1.5%		
Paychex, Inc.	144	8,219
Semiconductors – 4.2%		
Analog Devices, Inc.	200	15,564
Cypress Semiconductor Corp.	609	8,318
		23,882
Systems Software – 5.1%		
Microsoft Corp.	423	29,151
Total Information Technology – 14.5%		82,317
Materials		
Diversified Chemicals – 3.1%		
Dow Chemical Co. (The)	279	17,609
Industrial Gases – 1.1%		
Air Products and Chemicals, Inc.	42	5,983
Paper Packaging – 3.0%		
International Paper Co.	306	17,334
Total Materials – 7.2%		40,926

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Industrial REITs – 2.3%		
ProLogis, Inc.	224	$ 13,133
Specialized REITs – 5.2%		
Crown Castle International Corp.	121	12,157
Life Storage, Inc.	156	11,582
Uniti Group, Inc.	241	6,065
		29,804
Total Real Estate – 7.5%		42,937
Utilities		
Electric Utilities – 3.6%		
Exelon Corp.	559	20,163
Total Utilities – 3.6%		20,163
TOTAL COMMON STOCKS – 97.8%		$556,897
(Cost: $432,989)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.8%		
Sonoco Products Co., 1.330%, 7–3–17	$3,426	3,425
Wisconsin Electric Power Co., 1.230%, 7–6–17	1,000	1,000
		4,425
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (C)	216	216
Municipal Obligations – 1.2%		
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.) (BVAL plus 14 bps), 0.860%, 7–7–17 (C)	6,000	6,000
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 0.920%, 7–7–17 (C)	1,000	1,000
		7,000
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 11,641
(Cost: $11,642)		
TOTAL INVESTMENT SECURITIES – 99.8%		$568,538
(Cost: $444,631)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		1,011
NET ASSETS – 100.0%		$569,549

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$556,897	$ —	$—
Short-Term Securities	—	11,641	—
Total	$556,897	$11,641	$—

During the year ended June 30, 2017, securities totaling $17,809 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

(UNAUDITED)



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael Wolverton, CFA, portfolio managers of Waddell & Reed Advisors Energy Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Ginther has managed the Fund since its inception in 2006 and has 22 years of industry experience. Mr. Wolverton has managed the Fund since October 2016, and has 13 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017	
Waddell & Reed Advisors Energy Fund (Class A shares at net asset value)	–11.71%
Waddell & Reed Advisors Energy Fund (Class A shares including sales charges)	–16.82%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	–5.07%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–3.37%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.

Fundamentals support oil prices

U.S. and global equities markets closed the fiscal year in positive territory but the energy sector declined overall. Crude oil prices found steadier levels early in the fiscal year but declined and became more volatile in the second half of the year. The crude oil price reached about $52 per barrel at the end of calendar year 2016, based on the spot price of West Texas Intermediate (WTI) crude oil, but fell to a trading range in the mid to upper $40s by the end of the fiscal year.

The Organization of Petroleum Exporting Countries (OPEC) in November 2016 agreed to reduce crude oil production quotas by 1.2 million barrels per day (bpd) – the first cut in eight years. OPEC set the new target at 32.5 million bpd, which translates to what we think is a meaningful reduction in supply. The move prompted an energy rally and gains in most commodity-related currencies. OPEC had announced in September 2016 that it would reduce its output to a range of 32.5-33.5 million bpd but delayed a final agreement until its November meeting. Markets and prices were somewhat volatile in the interim because of uncertainty about OPEC's ultimate decision.

The U.S. Federal Reserve (Fed) in December 2016, March 2017 and June 2017 announced 0.25-percentage-point hikes in the federal funds interest rate as part of its efforts to "normalize" interest rates. Markets at the end of the fiscal year were anticipating one more interest rate hike by the end of 2017.

The U.S. presidential election was a key factor for the markets during the fiscal year, both in the uncertainty it created prior to election day and in the ultimate result. President Donald Trump's victory surprised global markets and carried the Republican Party to control of both houses of the U.S. Congress. Trump's stated plans on fiscal stimulus, tax reforms and reduced financial regulation prompted global interest rates and global markets to rise. The potential impact of Trump's pro-growth agenda also drove a move by investors into more economically sensitive equity sectors and market segments through the calendar year-end.

It later became clear that the new administration and Congress could not act as quickly as it had hoped. The decision to focus on repealing and/or replacing the Affordable Care Act (ACA), rather than on corporate and individual tax reform, for example, unsettled some markets, especially when it became clear that the Congress was unable to quickly agree on new health care legislation. Many in the market anticipate any fiscal stimulus or tax reform will be pushed to 2018.

Fund feels effects of oil price volatility

The Fund had a negative return for the fiscal year. It underperformed the benchmark index and its peer group average, both of which also had negative returns.

The Fund's underperformance relative to the benchmark index primarily was because of industry selection in the integrated oil & gas industry. During the fiscal year, the Fund had a heavier allocation to "upstream" energy companies as compared to the benchmark, which held what the portfolio managers consider to be an outsized allocation to large integrated oil companies. By comparison, the Fund underweighted integrated oil companies during the fiscal year. Historically, integrated companies often have underperformed when the energy sector performed well as a whole, but these companies tended to do relatively better when the sector was in decline or experienced significant volatility, as was the case throughout the fiscal year.

Highlighting this volatility, WTI crude oil prices rose above $50 per barrel on four occasions in the fiscal year, while prices fell below $45 per barrel five times.

The five greatest relative contributors to the Fund's performance in the year were an underweight position in Exxon Mobil, as well as holdings in RPC, Inc., Parsley Energy, Inc., Baker Hughes, Inc., and Tallgrass Energy GP L.P. The five greatest relative detractors were Superior Energy Services, Inc., Continental Resources, Inc., an underweight position in Chevron Corp. as well as overweight positions in Newfield Exploration Co. and Whiting Petroleum Corp. As of June 30, 2017, Exxon Mobil was no longer a holding in the Fund.

Looking ahead

We believe that global oil demand in 2017 will grow annually, and estimate such growth at an average rate of about 1.2 million bpd, on top of the current total demand of 95 million bpd. We believe the increase will continue to be driven mostly by emerging markets growth. As new supplies are needed to meet these requirements in the coming years, we believe new investment by energy companies will be required.

We think OPEC's action in November effectively set a floor for oil prices around $50 per barrel, although we recognize it may trade in a range around that level. We think it is unlikely that oil will fall far below that floor price for any prolonged period. However, we think OPEC's action will cause existing inventories to be drawn down more quickly than they otherwise may have been. We believe oil prices will trend higher in the longer term, with production slow to recover and stable demand growth. A slight supply deficit could drive oil prices incrementally higher in coming years.

We think global economic growth will pick up in the remainder of 2017 and 2018. We also think strength in the U.S. dollar will depend on a variety of factors, including the potential for the Fed to become more hawkish while other central banks are on the sidelines, and the potential for major fiscal stimulus and regulatory rollbacks in the U.S.

We believe U.S. shale oil continues to offer opportunities, with much of our focus on the Permian Basin for production growth. Companies there continue to improve efficiency and productivity, and manage costs effectively.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Energy Fund's performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.1%
Energy	96.0%
Information Technology	1.8%
Materials	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.9%

Country Weightings

North America	91.3%
United States	89.2%
Other North America	2.1%
Europe	5.4%
Bahamas/Caribbean	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.9%

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	69/90	76
3 Year	45/79	57
5 Year	28/68	41
10 Year	22/59	37

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
U.S. Silica Holdings, Inc.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
RPC, Inc.	United States	Energy	Oil & Gas Equipment & Services
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT ENERGY FUND



Energy Fund, Class A Shares[1]	$8,617
S&P 1500 Energy Sector Index	$10,950

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

[1]*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	-16.82%	-16.60%	-12.53%	-11.38%
5-year period ended 6-30-17	-1.40%	-1.80%	-1.07%	0.26%
10-year period ended 6-30-17	-1.48%	-1.80%	-1.70%	-0.36%

[2]*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

[3]*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

[4]*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS ENERGY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.0%		
Chevron Corp.	34	$ 3,532
Royal Dutch Shell plc, Class A (A)	99	2,638
Suncor Energy, Inc.	79	2,307
		8,477
Oil & Gas Drilling – 4.0%		
Nabors Industries Ltd.	363	2,959
Patterson-UTI Energy, Inc.	281	5,666
		8,625
Oil & Gas Equipment & Services – 34.4%		
Baker Hughes, Inc.	147	8,002
C&J Energy Services, Inc. (B)	33	1,135
Core Laboratories N.V.	50	5,079
Forum Energy Technologies, Inc. (B)	400	6,242
Halliburton Co.	239	10,225
Hi-Crush Partners L.P. (B)	207	2,241
Keane Group, Inc. (B)	207	3,308
RPC, Inc.	429	8,668
Schlumberger Ltd.	147	9,701
Superior Energy Services, Inc. (B)	543	5,666
U.S. Silica Holdings, Inc.	273	9,684
Weatherford International Ltd. (B)	988	3,822
		73,773
Oil & Gas Exploration & Production – 44.0%		
Anadarko Petroleum Corp.	135	6,128
Cimarex Energy Co.	62	5,838
Concho Resources, Inc. (B)	58	7,037
Continental Resources, Inc. (B)	253	8,184
Devon Energy Corp.	144	4,597

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Diamondback Energy, Inc. (B)	65	$ 5,737
EOG Resources, Inc.	105	9,487
Laredo Petroleum Holdings, Inc. (B)	289	3,045
Marathon Oil Corp.	321	3,799
Newfield Exploration Co. (B)	156	4,436
Oasis Petroleum LLC (B)	559	4,503
Parsley Energy, Inc., Class A (B)	315	8,737
Pioneer Natural Resources Co.	52	8,354
RSP Permian, Inc. (B)	197	6,352
Whiting Petroleum Corp. (B)	558	3,076
WPX Energy, Inc. (B)	507	4,901
		94,211
Oil & Gas Refining & Marketing – 2.0%		
Marathon Petroleum Corp.	32	1,677
Phillips 66	31	2,592
		4,269
Oil & Gas Storage & Transportation – 7.6%		
Enbridge, Inc.	53	2,106
Energy Transfer Partners L.P.	71	1,454
Enterprise Products Partners L.P.	164	4,448
MPLX L.P.	36	1,199
Phillips 66 Partners L.P.	24	1,186
Plains GP Holdings L.P., Class A	99	2,577
Tallgrass Energy GP L.P., Class A	132	3,355
		16,325
Total Energy – 96.0%		205,680

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Data Processing & Outsourced Services – 1.8%		
Wright Express Corp. (B)	38	$ 3,973
Total Information Technology – 1.8%		3,973
Materials		
Specialty Chemicals – 0.3%		
Flotek Industries, Inc. (B)(C)	69	621
Total Materials – 0.3%		621
TOTAL COMMON STOCKS – 98.1%		$210,274
(Cost: $193,687)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (D)	$545	545
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 545
(Cost: $545)		
TOTAL INVESTMENT SECURITIES – 98.4%		$210,819
(Cost: $194,232)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		3,454
NET ASSETS – 100.0%		$214,273

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $621 or 0.3% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$210,274	$ —	$—
Short-Term Securities	—	545	—
Total	$210,274	$545	$—

During the year ended June 30, 2017, securities totaling $2,681 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	89.2%
Netherlands	2.4%
Canada	2.1%
Switzerland	1.8%
Bermuda	1.4%
United Kingdom	1.2%
Other+	1.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Waddell & Reed Advisors Global Growth Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2017. Ms. Ross has 22 years of industry experience and has managed the Fund since August 2014.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Global Growth Fund (Class A shares at net asset value)	15.59%
Waddell & Reed Advisors Global Growth Fund (Class A shares including sales load)	8.96%
Benchmark(s) and/or Lipper Category	
MSCI World Index (generally reflects the performance of securities markets around the world)	18.20%
Lipper Global Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.13%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A year in review

Global equity markets posted strong positive returns for the fiscal year ended June 30, 2017, as investor optimism for improving global economic growth drove markets broadly higher. Both value and growth did well during the 12-month period with value stocks modestly outperforming growth stocks on a total return basis. The U.S. Presidential election in November 2016 kicked off a period of continued upward momentum in equities as risk appetite increased and global economic data remained stable.

For the fiscal year ended June 30, 2017, equity markets globally were strong across the regions. Among developed markets, Europe outperformed on an improving economic outlook for the region. Japan was a modest outperformer, while the U.S. modestly underperformed. As investor risk appetite continued to increase, emerging markets performed very well, with China a stand-out performer (up more than 40% for the 12-month period). From a sector basis, the market was led by financials, information technology, materials, industrials and consumer discretionary. High yielding sectors and defensive sectors were notable underperformers, with telecommuncations, energy, utilities, consumer staples and healthcare all underperforming the benchmark. Financial stocks benefited following the U.S. Presidential election on the hope that a stronger U.S. economy would allow for rising Treasury yields and an increase in bank profitability.

Performance for the year

The Fund underperformed the Lipper peer group average and benchmark for the fiscal year, with sector allocation and stock selection contributing to the relative underperformance. The two largest relative contributors to underperformance included a significant underweight to the strong-performing financials sector and poor stock selection in healthcare. Over the fiscal year, the Fund did increase its exposure to financials, though it remains below the approximate 17% benchmark weight. Within healthcare, holdings were negatively impacted by fears of drug pricing pressure. Allocations to Allergan plc and Teva Pharmaceuticals Industries Limited ADR materially detracted. (The Fund no longer holds Teva Pharmaceuticals). On the other hand, a large overweight and strong stock selection in information technology benefitted performance for the fiscal year. Top individual contributors to Fund performance for the period included Alibaba Group Holding Ltd. ADR, Mercadolibre Inc., Tencent Holdings Ltd. and JD.com Inc. ADR. (The Fund no longer holds Mercadolibre Inc. or JD.com Inc.).

Outlook

We anticipate modest improving economic growth from Europe and the U.S., and stable growth from Japan over the new fiscal year. In our view, the current pace of market appreciation is not sustainable, as a number of risks to equity markets exist that are not fully reflected in the current market environment. Europe has to manage through the process of Britain's exit from the European Union, which will likely cause some market uncertainty. Geopolitical tensions, particularly with North Korea, are heightening and often unpredictable. While the U.S. Presidential election had an initial positive impact on equity risk appetite, President Trump's ability to deliver on economic promises has been challenging thus far.

As we move through 2017, a handful of portfolio changes have occurred. The most notable is in healthcare, where the overweight to the sector has been materially reduced and reallocated to financials. In areas where we view the political environment as having an unpredictable impact on business fundamentals, we have made an effort to move sector weightings closer to benchmark weight than in the past, while maintaining significant active allocations in individual holdings. We continue to focus on markets we believe have continued secular growth, as well as management teams we believe have created unique barriers to entry and sustainable competitive advantages. Some areas of exposure currently include online retailers that continue to gain share from brick and mortar, productivity enhancing software companies and energy firms benefiting from an increase in North American oil production. Despite uncertainties in the market, we believe our portfolio of strong global growers with sustainable competitive advantages and unique products that serve large end markets can drive shareholder value over time.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Global Growth Fund's performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	95.7%
Information Technology	28.5%
Consumer Discretionary	17.4%
Industrials	13.9%
Health Care	9.8%
Energy	9.1%
Financials	8.5%
Consumer Staples	8.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.3%

Country Weightings

North America	52.8%
United States	51.0%
Other North America	1.8%
Europe	28.5%
France	7.4%
Germany	7.3%
United Kingdom	5.5%
Netherlands	5.4%
Other Europe	2.9%
Pacific Basin	14.4%
China	6.8%
Japan	5.6%
Other Pacific Basin	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.3%

Lipper Rankings

Category: Lipper Global Large-Cap Growth Funds	Rank	Percentile
1 Year	96/124	77
3 Year	91/101	90
5 Year	76/86	88
10 Year	40/53	75

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Airbus SE	France	Industrials	Aerospace & Defense
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
Koninklijke Philips Electronics N.V., Ordinary Shares	Netherlands	Industrials	Industrial Conglomerates
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Home Depot, Inc. (The)	United States	Consumer Discretionary	Home Improvement Retail

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments. .

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Global Growth Fund, Class A Shares[1]	$13,414
MSCI World Index	$14,756

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	8.96%	10.00%	14.33%	15.95%
5-year period ended 6-30-17	7.42%	7.02%	7.52%	9.10%
10-year period ended 6-30-17	2.98%	2.48%	2.50%	4.01%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Canada		
Energy – 0.9%		
Seven Generations Energy Ltd., Class A (A)	308	$ 5,282
Total Canada – 0.9%		5,282
China		
Financials – 1.2%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	1,126	7,420
Information Technology – 5.6%		
Alibaba Group Holding Ltd. ADR (A)	144	20,297
Tencent Holdings Ltd.	388	13,889
		34,186
Total China – 6.8%		41,606
France		
Consumer Staples – 1.2%		
Pernod Ricard S.A.	55	7,372
Energy – 1.5%		
Total S.A. ADR	181	8,985
Financials – 1.1%		
Axa S.A.	258	7,065
Industrials – 3.6%		
Airbus SE	270	22,186
Total France – 7.4%		45,608
Germany		
Consumer Discretionary – 3.1%		
Bayerische Motoren Werke AG	100	9,239
ProSiebenSat. 1 Media SE	239	9,991
		19,230
Health Care – 1.8%		
Fresenius SE & Co. KGaA	131	11,210
Industrials – 2.4%		
Siemens AG	106	14,515
Total Germany – 7.3%		44,955
Japan		
Consumer Discretionary – 3.2%		
Fuji Heavy Industries Ltd.	273	9,203
Isuzu Motors Ltd.	810	9,978
		19,181
Industrials – 2.4%		
Daikin Industries Ltd.	89	9,086
Recruit Holdings Co. Ltd.	338	5,794
		14,880
Total Japan – 5.6%		34,061

COMMON STOCKS (Continued)	Shares	Value
Macau		
Consumer Discretionary – 1.1%		
Galaxy Entertainment Group	1,112	$ 6,751
Total Macau – 1.1%		6,751
Mexico		
Consumer Staples – 0.9%		
Wal-Mart de Mexico S.A.B. de C.V.	2,463	5,710
Total Mexico – 0.9%		5,710
Netherlands		
Industrials – 3.5%		
Koninklijke Philips Electronics N.V., Ordinary Shares	601	21,336
Information Technology – 1.9%		
ASML Holding N.V., NY Registry Shares	89	11,601
Total Netherlands – 5.4%		32,937
South Korea		
Information Technology – 0.9%		
Samsung Electronics Co. Ltd.	3	5,547
Total South Korea – 0.9%		5,547
Spain		
Consumer Discretionary – 0.9%		
Mediaset Espana Comunicacion S.A.	467	5,815
Total Spain – 0.9%		5,815
Switzerland		
Industrials – 2.0%		
Adecco S.A.	159	12,084
Total Switzerland – 2.0%		12,084
United Kingdom		
Consumer Discretionary – 1.2%		
Compass Group plc	346	7,300
Consumer Staples – 1.7%		
British American Tobacco plc	108	7,373
Coca-Cola European Partners plc	76	3,091
		10,464
Financials – 2.6%		
Prudential plc	683	15,669
Total United Kingdom – 5.5%		33,433
United States		
Consumer Discretionary – 7.9%		
Amazon.com, Inc. (A)	20	19,619

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary (Continued)		
Home Depot, Inc. (The)	111	$ 17,063
Marriott International, Inc., Class A	117	11,730
		48,412
Consumer Staples – 4.7%		
Kraft Foods Group, Inc.	110	9,419
Philip Morris International, Inc.	163	19,199
		28,618
Energy – 6.7%		
EOG Resources, Inc.	129	11,691
Halliburton Co.	471	20,134
Schlumberger Ltd.	142	9,368
		41,193
Financials – 3.6%		
CME Group, Inc.	38	4,758
Goldman Sachs Group, Inc. (The)	30	6,662
MetLife, Inc.	134	7,367
Wells Fargo & Co.	59	3,278
		22,065
Health Care – 8.0%		
Allergan plc	39	9,499
Celgene Corp. (A)	90	11,719
HCA Holdings, Inc. (A)	155	13,538
Incyte Corp.(A)	33	4,192
Thermo Fisher Scientific, Inc.	60	10,404
		49,352
Information Technology – 20.1%		
Adobe Systems, Inc. (A)	98	13,911
Alphabet, Inc., Class C (A)	10	9,155
Applied Materials, Inc.	142	5,854
Broadcom Corp., Class A	52	12,133
Facebook, Inc., Class A (A)	144	21,764
MasterCard, Inc., Class A	198	24,049
Microsoft Corp.	185	12,726
Texas Instruments, Inc.	78	6,022
Visa, Inc., Class A	190	17,837
		123,451
Total United States – 51.0%		313,091
TOTAL COMMON STOCKS – 95.7%		$586,880
(Cost: $484,510)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.9%		
CVS Health Corp. 1.330%, 7–5–17	$5,000	4,999
McCormick & Co., Inc. 1.410%, 7–11–17	5,000	4,998
Mondelez International, Inc. 1.330%, 7–3–17	4,219	4,218

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Wisconsin Gas LLC		
1.190%, 7–6–17	$4,000	$3,999
		18,214
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
1.440%, 7–5–17 (C)	2,343	2,343

	Value
TOTAL SHORT-TERM SECURITIES – 3.3%	$ 20,557
(Cost: $20,559)	
TOTAL INVESTMENT SECURITIES – 99.0%	$607,437
(Cost: $505,069)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%	6,052
NET ASSETS – 100.0%	$613,489

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$586,880	$ —	$—
Short-Term Securities	—	20,557	—
Total	$586,880	$20,557	$—

During the year ended June 30, 2017, securities totaling $66,743 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)

Information Technology	28.5%
Consumer Discretionary	17.4%
Industrials	13.9%
Health Care	9.8%
Energy	9.1%
Consumer Staples	8.5%
Financials	8.5%
Other+	4.3%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



(UNAUDITED)

Kimberly A. Scott

Nathan A. Brown

Below, Nathan A. Brown, CFA, and Kimberly A. Scott, CFA, co-portfolio managers of Waddell & Reed Advisors New Concepts Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Brown became co-portfolio manager in October 2016 and has 17 years of industry experience. Ms. Scott has managed the Fund since 2001 and has 30 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017	
Waddell & Reed Advisors New Concepts Fund (Class A shares at net asset value)	17.26%
Waddell & Reed Advisors New Concepts Fund (Class A shares including sales charges)	10.53%
Benchmark(s) and/or Lipper Category	
Russell Midcap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	17.05%
Lipper Mid-cap Growth Funds Universe Average (generally reflects the performance of the universe of Funds with similar investment objectives)	18.88%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Russell Midcap Growth Index gained an impressive 17.05% in the 12 months ended June 30, 2017, while the Waddell & Reed Advisors New Concepts Fund gained 17.26%, outperforming the Russell Mid Cap Growth Index.

Contributors and detractors over the period

Both sector allocation and stock selection in two key sectors — technology and financials — delivered the Fund's outperformance versus its benchmark over the fiscal year. Strong stock selection in the materials sector and underweight positions in the consumer discretionary and consumer staples sectors, which both underperformed during the fiscal year, contributed to the Fund's relative outperformance. The Fund had no exposure to the underperforming telecommunications, utilities and real estate sectors, which produced a combined 79 basis points of outperformance, while the performance of equity option positions contributed 31 basis points of outperformance. An overweight position in the poorly performing energy sector was the most significant performance detractor, while an equal dose of sector allocation and stock selection in industrials, and an underweight position in the strongly performing health care sector, also detracted from relative performance. The cash drag on Fund performance was 27 basis points. On balance, positioning and/or stock selection in eight of 11 sectors made a positive contribution to performance for the year.

Our technology exposure made the greatest positive contribution to the Fund's return for the fiscal year. We were overweight this outperforming sector, and very strong returns across most of our well-diversified group of names overcame even the absence of NVIDIA Corp. in the portfolio, which added 208 basis points of performance to the index. Our top five contributors were a well-diversified group within the sector that contributed a combined 299 basis points of relative performance to the overall portfolio for the period. Microchip Technologies, Inc., the microcontroller semiconductor company and a long-held position in the Fund, delivered the strongest performance across our technology names, as strong demand for its products and the very successful integration of a recent acquisition drove strong sales and earnings results for the company. Mobileye, N.V. was another strong performer, as the company received a buyout offer from Intel (not a holding of the Fund) in the second half of 2016. Our goal to capitalize on automotive technology innovation, particularly around active safety, played out sooner than expected given the buyout offer and we sold Mobileye out of the portfolio after the announcement of the deal. ServiceNow, Inc., a long-held software position in the Fund, and GrubHub, Inc., the online restaurant food ordering and delivery platform, also both delivered strong results, as did MercadoLibre, Inc., the fast-growing Latin America internet platform.

Our financials names performed well. We were well overweight this outperforming sector, and benefitted from bank exposure relative to the index. First Republic Bank and Northern Trust Corp. turned in very strong performances, while Signature Bank lagged somewhat. All three banks had strong gains post the U.S. presidential election when interest rates rose, widening the yield curve, portending better earnings ahead for much of the financial services sector. More recently, sound acceptance of the capital return plans of most banks has been a lift for the sector, as has the prospect of a generally less onerous regulatory environment. CME Group, Inc. was another strong performer in our financials group, as its business benefits from hedging activities in the fixed-income, equities and commodities markets. Greater activity and volatility across the board in capital markets is generally good for CME's business.

Our materials sector exposure strongly outperformed this outperforming group within the index related to continued strong returns from Scotts Miracle-Gro Co., which raced ahead 29% for the year on strength in its iconic lawn and garden business.

The sector allocation effect was particularly important for performance as it pertained to our consumer discretionary and consumer staples groups, where underweight positions in these underperforming groups contributed positively to relative performance. Stock selection was a detractor, especially in our consumer discretionary exposure, where we continued to see the stocks of many retailers struggle as they contend with the challenges of changing consumer buying patterns and, in some cases, difficult weather conditions that pressured demand for products they sell. Tractor Supply Co. was the biggest performance detractor in both the group and the portfolio overall for the year. Stock selection was more forgiving in consumer staples, where Whole Foods Market, Inc. performed well on a buyout offer from Amazon.com, Inc. (not a holding of the Fund), and provided an offset to weakness in other names in the group.

Equity options were 31 basis points to the positive for the year, primarily related to puts sold on the stock of Pacira Pharmaceuticals, Inc. to ultimately gain exposure to the stock in the Fund.

Our energy exposure made the largest negative contribution to relative returns for the measurement period as we were overweight this sector, which saw performance deteriorate significantly in the back half of the fiscal year, after relatively strong performance in the first half of the period. Both Noble Energy, Inc. and Cimarex Energy, Co. significantly underperformed energy names within the index, and the index overall, as the stocks of oil exploration and production came under pressure as the price of oil weakened again late in the period. We have further reduced our exposure to this sector, as we are less certain of the consistency and durability of fundamentals in the energy sector in the near to intermediate term.

Our health care exposure contributed negatively to relative performance. Our names performed better than the overall index, but we were not able to keep up with performance of the sector within the index, where many biotechnology and medical technology names delivered stellar results. Nevertheless, our names were a strong contributor to the Fund's absolute return, with the stocks of Intuitive Surgical, Inc., Zoetis, Inc., Edwards Lifesciences Corp. and Align Technology, Inc. producing strong results.

Our industrials names also detracted from relative performance, as we were slightly overweight this underperforming sector. Stock selection suffered somewhat as well, primarily related to the stocks of Fastenal Co. and Verisk Analytics, Inc., both of which struggled later in the measurement period. We have sold Verisk out of the portfolio, but retain Fastenal, as we continue to see the company benefitting from improvements in industrial demand, and it perennially outgrows the economy and peers.

Outlook

The index's point-to-point performance of 17.05% for the past 12 months was a fairly smooth upward movement except for an overall flat performance in the quarter ended December 31, 2016. Pre-election weakness gave way to post-election strength and considerable sector rotation. A strong positive reaction to the election of Donald Trump as President of the U.S. and his policy intentions carried the market to its highs by the middle of the year, and near levels first seen in the spring of 2015. The market has continued to even greater heights since the middle of the year, in spite of uncertainty around progress by the new administration with respect to regulatory change and tax reform. The driving force, however, has been a decided improvement in the outlook for corporate profits, the growth of which has emboldened investors to trade stocks at higher values.

We have expected the market to deliver positive returns in 2017, and thus far, have not been disappointed. We think the markets can move higher from here based on accelerating economic growth around the globe, vastly improved corporate profits in the U.S. as compared to the last two years, and the potential, if not waning, benefits of pro-growth, pro-cyclical policies from a Trump administration that can enhance an already positive environment. Economic activity in the U.S. continues at a low but stable, if not accelerating pace, as housing demand continues to improve, and consumption in general remains firmly tied to ongoing strength in jobs and wage gains. Global industrial production is stronger than in recent years as evidenced by the Purchasing Managers Index in many countries.

Interest rates, while increasing, still seem supportive of investment and growth, as does the credit environment. The valuation on the market has expanded with last year's gains, but levels are reasonable to support further market appreciation as we discount additional increases in corporate profits. We think the factor that should provide underlying support for a corporate profit and stock market outlook that was encouraging even pre-election is the pro-growth stance of the Trump administration, should they get organized enough to effect change. A more supportive regulatory and taxation environment and a drive to invest in the U.S. could lift an already improving economic and profit picture to a higher level. The response from credit markets will be important to monitor, as higher interest rates could have a dampening impact on a stronger growth scenario.

Our portfolio continues to express a more economically constructive and optimistic view, with a more assertive pro-growth, less defensive stance. The Fund is overweight technology, financials, industrials, and energy and health care. Health care, while often considered defensive, remains one of the higher growth sectors in our universe. We have recently achieved a slight overweight to the industrials sector, as we see an opportunity for many companies to benefit from a recovery in industrial demand, as the world begins to grow again, in addition to benefitting from possible fiscal spending initiatives of the Trump administration. We are underweight the consumer discretionary, consumer staples, materials, real estate, telecommunications and utilities sectors. The climate for many consumer discretionary companies, in general, and for many retailers, specifically, remains very difficult. We believe, the consumer discretionary sector should be a key beneficiary of firmer economic growth and consumption, but secular structural issues for many of the companies, particularly in retail and related areas, limit our enthusiasm for much of the group at this time. While we have seen some pockets of strength in retail, we are generally guarded in our approach to owning names in this group, expecting to continue to see pressure on growth and margins, with stock valuations trending lower as a result. We are less confident about the energy sector, as the significant investment in technology and productivity seem to have led to higher than expected supply persistency, the impact of which could be a lower ceiling on oil prices and lower than expected revenue and earnings outlooks for the group in the near to intermediate term.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors New Concepts Fund performance.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	99.5%
Information Technology	28.2%
Health Care	19.0%
Consumer Discretionary	17.4%
Industrials	14.8%
Financials	9.8%
Consumer Staples	5.5%
Energy	2.8%
Materials	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	235/397	60
3 Year	292/371	79
5 Year	256/328	78
10 Year	45/237	19

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Zoetis, Inc.	Health Care	Pharmaceuticals
Fastenal Co.	Industrials	Trading Companies & Distributors
CoStar Group, Inc.	Information Technology	Internet Software & Services
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
CME Group, Inc.	Financials	Financial Exchanges & Data
Tiffany & Co.	Consumer Discretionary	Specialty Stores
Edwards Lifesciences Corp.	Health Care	Health Care Equipment
ServiceNow, Inc.	Information Technology	Systems Software
Microchip Technology, Inc.	Information Technology	Semiconductors

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



—— New Concepts Fund, Class A Shares[1]	$20,909
---- Russell Midcap Growth Index	$21,338

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	10.53%	11.72%	15.93%	17.52%
5-year period ended 6-30-17	10.04%	9.95%	10.29%	11.72%
10-year period ended 6-30-17	7.65%	7.32%	7.26%	8.71%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.3%		
Burberry Group plc (A)	1,016	$ 21,986
lululemon athletica, Inc. (B)	484	28,898
Under Armour, Inc., Class C (B)	225	4,535
		55,419
Auto Parts & Equipment – 2.1%		
BorgWarner, Inc.	823	34,846
Homefurnishing Retail – 1.4%		
Williams-Sonoma, Inc.	472	22,899
Hotels, Resorts & Cruise Lines – 0.7%		
Norwegian Cruise Line Holdings Ltd. (B)	216	11,719
Internet & Direct Marketing Retail – 0.3%		
Duluth Holdings, Inc., Class B (B) . . .	322	5,869
Leisure Products – 2.2%		
Polaris Industries, Inc.	395	36,433
Restaurants – 3.0%		
Chipotle Mexican Grill, Inc., Class A (B)	42	17,584
Dunkin' Brands Group, Inc.	586	32,287
		49,871
Specialty Stores – 4.4%		
Tiffany & Co.	433	40,655
Tractor Supply Co.	631	34,179
		74,834
Total Consumer Discretionary – 17.4%		**291,890**
Consumer Staples		
Food Retail – 2.0%		
Whole Foods Market, Inc.	793	33,404
Packaged Foods & Meats – 3.5%		
Blue Buffalo Pet Products, Inc. (B) . . .	847	19,322
Hain Celestial Group, Inc. (The) (B) . .	551	21,398
Lance, Inc.	511	17,682
		58,402
Total Consumer Staples – 5.5%		**91,806**
Energy		
Oil & Gas Exploration & Production – 2.8%		
Cabot Oil & Gas Corp.	713	17,871
Cimarex Energy Co.	137	12,925
Noble Energy, Inc.	593	16,780
		47,576
Total Energy – 2.8%		**47,576**
Financials		
Asset Management & Custody Banks – 0.9%		
Oaktree Capital Group LLC	317	14,756

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 1.8%		
Northern Trust Corp.	318	$ 30,951
Financial Exchanges & Data – 3.5%		
CME Group, Inc.	350	43,844
MarketAxess Holdings, Inc.	72	14,392
		58,236
Regional Banks – 3.6%		
First Republic Bank	341	34,116
Signature Bank (B)	185	26,513
		60,629
Total Financials – 9.8%		**164,572**
Health Care		
Biotechnology – 4.3%		
ACADIA Pharmaceuticals, Inc. (B) . . .	739	20,608
Alkermes plc (B)	470	27,217
BioMarin Pharmaceutical, Inc. (B) . . .	276	25,068
		72,893
Health Care Equipment – 6.0%		
Edwards Lifesciences Corp. (B)	336	39,673
Intuitive Surgical, Inc. (B)	65	60,577
		100,250
Health Care Services – 1.8%		
Laboratory Corp. of America Holdings (B)	193	29,674
Health Care Supplies – 1.7%		
Align Technology, Inc. (B)	194	29,136
Pharmaceuticals – 5.2%		
Jazz Pharmaceuticals plc (B)	113	17,578
Pacira Pharmaceuticals, Inc. (B)	250	11,923
Zoetis, Inc.	929	57,936
		87,437
Total Health Care – 19.0%		**319,390**
Industrials		
Air Freight & Logistics – 2.1%		
Expeditors International of Washington, Inc.	624	35,253
Building Products – 4.1%		
A. O. Smith Corp.	386	21,742
Allegion plc	244	19,805
Fortune Brands Home & Security, Inc.	420	27,428
		68,975
Construction Machinery & Heavy Trucks – 2.5%		
WABCO Holdings, Inc. (B)	143	18,183
Westinghouse Air Brake Technologies Corp.	259	23,734
		41,917

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 0.3%		
Generac Holdings, Inc. (B)	125	$ 4,531
Industrial Machinery – 1.8%		
IDEX Corp.	271	30,632
Research & Consulting Services – 0.7%		
TransUnion (B)	288	12,485
Trading Companies & Distributors – 3.3%		
Fastenal Co.	1,257	54,735
Total Industrials – 14.8%		**248,528**
Information Technology		
Application Software – 3.0%		
Ellie Mae, Inc. (B)	161	17,696
Guidewire Software, Inc. (B)	301	20,671
Tyler Technologies, Inc. (B)	72	12,629
		50,996
Communications Equipment – 2.4%		
Arista Networks, Inc. (B)	100	14,949
Harris Corp.	229	25,011
		39,960
Data Processing & Outsourced Services – 1.0%		
Square, Inc., Class A (B)	694	16,287
Electronic Components – 1.4%		
Maxim Integrated Products, Inc.	515	23,111
Electronic Manufacturing Services – 2.2%		
Trimble Navigation Ltd. (B)	1,041	37,136
Home Entertainment Software – 2.8%		
Electronic Arts, Inc. (B)	439	46,417
Internet Software & Services – 8.7%		
CoStar Group, Inc. (B)	192	50,660
GrubHub, Inc. (B)	804	35,042
MercadoLibre, Inc.	152	38,048
Pandora Media, Inc. (B)	2,496	22,265
		146,015
Semiconductors – 2.3%		
Microchip Technology, Inc.	495	38,192
Systems Software – 4.4%		
Red Hat, Inc. (B)	364	34,859
ServiceNow, Inc. (B)	372	39,451
		74,310
Total Information Technology – 28.2%		**472,424**
Materials		
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	181	16,185

SCHEDULE OF INVESTMENTS NEW CONCEPTS FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 1.0%		
Axalta Coating Systems Ltd.(B) . . .	532	$ 17,050
Total Materials – 2.0%		33,235
TOTAL COMMON STOCKS – 99.5%		$1,669,421
(Cost: $1,248,248)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.5%		
CVS Health Corp., 1.330%, 7–5–17	$7,000	6,999
Kroger Co. (The), 1.300%, 7–3–17	1,469	1,469
		8,468
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (D)	$1,957	$ 1,957
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 10,425
(Cost: $10,425)		
TOTAL INVESTMENT SECURITIES – 100.1%		$1,679,846
(Cost: $1,258,673)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(1,461)
NET ASSETS – 100.0%		$1,678,385

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at June 30, 2017.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,669,421	$ —	$—
Short-Term Securities	—	10,425	—
Total	$1,669,421	$10,425	$—

During the year ended June 30, 2017, securities totaling $15,436 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.



Zachary H. Shafran



Bradley J. Warden

Below, Zachary Shafran and Bradley Warden, portfolio managers of Waddell & Reed Advisors Science and Technology Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Shafran has managed the Fund since 2001 and has 29 years of industry experience. Mr. Warden was named portfolio manager in October 2016 and was previously an assistant portfolio manager on the Fund since 2014. He has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Science and Technology Fund (Class A shares at net asset value)	29.46%
Waddell & Reed Advisors Science and Technology Fund (Class A shares including sales load)	21.97%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	33.11%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	33.18%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Increasing optimism with continued volatility

Equity and fixed-income markets were volatile in the fiscal year ended June 30, 2017. The global recovery experienced setbacks throughout the year, though we believe the gradual recovery has begun and should continue. Global growth was relatively weak and more uneven than forecasts, with the U.S. emerging as the main driver for growth. After the U.S. Federal Reserve (Fed) raised rates in the fourth quarter of 2015 — the first such increase since June 2006 — the Fed initiated three additional rate increases during the Fund's fiscal year — in December 2016, March 2017, and then again in June 2017. The Fed has indicated the potential for more rate increases as we move through 2017. Inflation generally remained in check through the fiscal year, but early signs of increasing inflation expectations began in the final months of calendar year 2016. On the international front, economic growth remained sluggish despite a continued policy of central bank easing.

In rather shocking display, during the fiscal year, the U.K. voted to leave the European Union (EU) by a 52% to 48% margin. The global market place had been fairly nervous about a "Brexit," though the ultimate impact on the markets has been fairly muted. While the stock markets saw short-term volatility, the situation now has more clarity despite the fact that uncertainty about U.K. economic growth remains.

The election of Donald Trump as the next U.S. President in November 2016 sent initial shockwaves through global markets. But, initial shock and concern quickly turned to optimism as hope that pragmatic government fiscal policy, including tax reform and large-scale capital spending, might lead to broad economic growth. Concern about trade policy and protectionism remains high, as Trump utilizes Twitter, a social media platform, as his preferred method of communication, often injecting uncertainty into markets on a daily basis. Additionally, Trump's tweets concerning government drug pricing negotiations initially added volatility to the healthcare sector. Beyond the healthcare tweets, the administration's inability to successfully repeal and replace the Affordable Care Act (ACA) in the first half of calendar year 2017 adds to healthcare policy uncertainty, but we believe likely illustrates that the final outcome may be close to the status quo. We believe this policy-related volatility, especially as it relates to healthcare and tax reform, will likely continue into 2018.

During the fiscal year, information technology stocks performed well, with the Fund's benchmark index advancing 33.11%. The semiconductor subsector provided the most significant portion of outperformance, with the semiconductor index advancing approximately 50% during the fiscal year. We believe consolidation, operating leverage, balance sheet strength, increases in dividend payments and strong management were key in providing stability and growth to this subsector. On the healthcare front, stocks across the sector performed relatively poorly, primarily due to concern on pricing pressure and policy uncertainty as a result of political rhetoric. While we believe this rhetoric should continue to subside after the initial efforts to repeal and replace the ACA failed, such uncertainty remains a risk for the sector.

Healthcare tells the story of the year

The Fund underperformed its benchmark and its peer group average during the fiscal year. Underperformance was primarily driven by the Fund's exposure to healthcare. Healthcare is not represented in the benchmark, so the Fund's allocation to the sector is an important distinction when comparing performance metrics. In terms of specific holdings, the top detractors to performance included Teva Pharmaceutical Industries Ltd. ADR (the Fund no longer holds Teva

Pharmaceuticals) and Tenet Healthcare Corp. Company specific issues impacted these stocks, but underlying political rhetoric and sector pressure contributed to the significant negative performance. Additionally, the information technology services names in the portfolio, specifically WNS (Holdings) Ltd. ADR and Virtusa (the Fund no longer holds Virtusa), were negatively impacted by concerns around the Trump administration's immigration policy, which detracted from performance. On the other hand, semiconductor holdings, including Micron Technology, Inc., Microsemi Corp., Cypress Semiconductor Corp. and Semtech Corp., outperformed the benchmark by a significant margin. Additional names in the Fund that posted strong relative performance included Aspen Technology, Inc. and Universal Display Corp. The Fund utilized derivatives over the reporting period, but the usage of derivatives had no material impact on the Fund's performance.

Fund positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. We strongly believe that confidence is being restored in the economy with the potential for major tax reform and capital expenditures in the U.S. and markets around the world. Company management teams are showing signs of optimism about economic growth, which we anticipate should drive a positive reinforcing market environment, where companies begin to see renewed topline growth. The Fund had approximately 75% of its equity exposure in the information technology sector as of June 30, 2017.

The Fund reduced its holdings in the healthcare sector over the year as a result of that sector's relative underperformance. As of the fiscal year end, about 16% of the Fund's equity holdings were in the healthcare sector. In developing markets, as the standard of living increases, we believe the demand for quality healthcare should increase. In our view, biotechnology, healthcare information technology systems and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas. Even with the rhetoric around drug pricing, we believe biotechnology and pharmaceutical companies that bring economic value to the market (fewer hospitalizations, better patient productivity, etc.) should see significant returns and appreciating stock prices. We have opportunistically increased the Fund's exposure to these names as the stocks pulled back.

The Fund's "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 9%. The Fund's cash position as of June 30, 2017 was approximately 4.2%. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves, or to use as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities in an improving market

Global economic growth has been fragile and buoyed by extremely aggressive global monetary policy, but we feel signs are percolating of underlying organic growth due to improving confidence. The Fed seemingly has recognized some of this early improvement and has moved in the direction of gradual tighter monetary policy. We think this improvement in economic growth will lead to tighter (normal) monetary policy as growth becomes more self-sustaining across the globe.

For the upcoming fiscal year, we believe the prospect for growth is to the upside. That said, we intend to continue to be prudent in balancing growth with valuations, as we believe there are many potential investment opportunities — especially in biotechnology, data and health care — around the world. As we look at the securities of such companies, we are focused on what we believe are good growth prospects and sound capital structures. We believe there will be improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we continue to carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, should continue to provide investment opportunities for the Fund.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may seek to hedge market risk on various securities, manage and/or increase exposure to certain securities, companies, sectors, markets, and/or foreign currencies and seek to hedge certain event risks on positions held by the Fund via the use of derivative instruments. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Because the Fund invests more than 25% of its total assets in the science and technology industry and has significant concentrations within certain issuers, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Science and Technology Fund.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	95.4%
Information Technology	71.2%
Health Care	15.7%
Consumer Discretionary	3.9%
Telecommunication Services	1.8%
Real Estate	1.5%
Utilities	1.0%
Materials	0.3%
Consumer Staples	0.0%
Warrants	0.0%
Purchased Options	0.0%
Bonds	0.4%
Corporate Debt Securities	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.2%

Country Weightings

North America	83.6%
United States	83.6%
Pacific Basin	7.5%
India	3.9%
China	3.6%
Europe	2.9%
Bahamas/Caribbean	1.6%
Other	0.2%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	4.2%

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	130/168	77
3 Year	144/148	97
5 Year	101/140	72
10 Year	57/124	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Microsoft Corp.	United States	Information Technology	Systems Software
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Microsemi Corp.	United States	Information Technology	Semiconductors
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Cerner Corp.	United States	Health Care	Health Care Technology
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

SCIENCE AND TECHNOLOGY FUND



Science and Technology Fund, Class A Shares[1]	$24,259
S&P North American Technology Sector Index	$28,675

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	21.97%	23.93%	28.11%	29.74%
5-year period ended 6-30-17	13.44%	13.40%	13.66%	15.10%
10-year period ended 6-30-17	9.27%	8.94%	8.81%	10.25%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

JUNE 30, 2017
SCIENCE AND TECHNOLOGY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 0.6%		
Tesla Motors, Inc. (A)	61	$ 22,203
Cable & Satellite – 0.6%		
Altice USA, Inc., Class A (A)	618	19,955
Consumer Electronics – 1.0%		
Garmin Ltd.	686	34,983
Internet & Direct Marketing Retail – 1.7%		
Amazon.com, Inc. (A)	19	18,004
Netflix, Inc. (A)	273	40,804
		58,808
Total Consumer Discretionary – 3.9%		135,949
Consumer Staples		
Agricultural Products – 0.0%		
Arcadia Biosciences, Inc. (A)	1,657	746
Total Consumer Staples – 0.0%		746
Health Care		
Biotechnology – 9.7%		
Evogene Ltd. (A)	1,155	5,833
Ionis Pharmaceuticals, Inc. (A)	2,223	113,069
Kite Pharma, Inc. (A)	434	45,024
Vertex Pharmaceuticals, Inc. (A)	1,343	173,085
		337,011
Health Care Facilities – 1.1%		
Tenet Healthcare Corp. (A)	1,999	38,653
Health Care Technology – 3.6%		
Cerner Corp. (A)	1,883	125,176
Managed Health Care – 1.3%		
Cigna Corp.	280	46,819
Total Health Care – 15.7%		547,659
Information Technology		
Application Software – 9.3%		
ACI Worldwide, Inc. (A)	5,419	121,221
Aspen Technology, Inc. (A)	2,150	118,824
Globant S.A. (A)	410	17,804
Silver Spring Networks, Inc. (A)(B)	3,501	39,492
Snap, Inc., Class A (A)	1,488	26,438
		323,779
Data Processing & Outsourced Services – 13.9%		
Alliance Data Systems Corp.	652	167,452
Euronet Worldwide, Inc. (A)	1,663	145,267
Square, Inc., Class A (A)	1,564	36,687
WNS (Holdings) Ltd. ADR (A)(B)	3,921	134,734
		484,140
Electronic Components – 3.4%		
Universal Display Corp.	1,075	117,494

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 13.5%		
Alibaba Group Holding Ltd. ADR (A)	888	$ 125,147
Alphabet, Inc., Class A (A)	86	79,674
Alphabet, Inc., Class C (A)	112	101,340
Facebook, Inc., Class A (A)(C)	950	143,491
Pandora Media, Inc. (A)	2,555	22,793
		472,445
IT Consulting & Other Services – 2.4%		
Acxiom Corp. (A)	1,604	41,671
CSRA, Inc.	1,362	43,256
		84,927
Semiconductor Equipment – 1.6%		
ASML Holding N.V., NY Registry Shares	333	43,393
Photronics, Inc. (A)	1,285	12,078
		55,471
Semiconductors – 19.8%		
Cypress Semiconductor Corp.	6,680	91,176
Dialog Semiconductor plc (A)(D)	545	23,264
Marvell Technology Group Ltd.	3,339	55,160
Microchip Technology, Inc.	465	35,866
Micron Technology, Inc. (A)	7,844	234,216
Microsemi Corp. (A)	3,261	152,610
Rambus, Inc. (A)	4,663	53,297
Semtech Corp. (A)	1,331	47,569
		693,158
Systems Software – 5.1%		
Microsoft Corp.	2,601	179,314
Technology Hardware, Storage & Peripherals – 2.2%		
Hewlett-Packard Co.	4,498	78,629
Total Information Technology – 71.2%		2,489,357
Materials		
Commodity Chemicals – 0.2%		
BioAmber, Inc. (A)(B)	3,130	8,044
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A)(B)	1,828	2,357
Total Materials – 0.3%		10,401
Real Estate		
Specialized REITs – 1.5%		
QTS Realty Trust, Inc., Class A	1,042	54,517
Total Real Estate – 1.5%		54,517
Telecommunication Services		
Alternative Carriers – 1.8%		
Zayo Group Holdings, Inc. (A)	2,039	62,996
Total Telecommunication Services – 1.8%		62,996

COMMON STOCKS (Continued)	Shares	Value
Utilities		
Renewable Electricity – 1.0%		
Atlantica Yield plc	1,610	$ 34,395
Total Utilities – 1.0%		34,395
TOTAL COMMON STOCKS – 95.4%		$3,336,020
(Cost: $1,756,182)		

WARRANTS		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 8–20–23 (B)(E)(F)	1,380	—*
TOTAL WARRANTS – 0.0%		$ —*
(Cost: $—)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Garmin Ltd.:		
Call $52.50, Expires 7–21–17	1,297	40
Call $55.00, Expires 7–21–17	1,297	3
TOTAL PURCHASED OPTIONS – 0.0%		$ 43
(Cost: $281)		

CORPORATE DEBT SECURITIES	Principal	
Materials		
Fertilizers & Agricultural Chemicals – 0.4%		
Marrone Bio Innovations, Inc., 8.000%, 8–20–20 (B)(E)	$13,800	13,863
Total Materials – 0.4%		13,863
TOTAL CORPORATE DEBT SECURITIES – 0.4%		$ 13,863
(Cost: $13,800)		

SHORT-TERM SECURITIES		
Commercial Paper (G) – 1.0%		
Comcast Corp., 1.480%, 7–26–17	7,000	6,993
CVS Health Corp., 1.330%, 7–5–17	14,000	13,997
J.M. Smucker Co. (The), 1.310%, 7–5–17	5,000	4,999
Kroger Co. (The), 1.300%, 7–3–17	2,368	2,368
Virginia Electric and Power Co., 1.220%, 7–3–17	5,000	4,999
		33,356

JUNE 30, 2017SCHEDULE OF INVESTMENTS SCIENCE AND TECHNOLOGY FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (H)	$ 3,463	$ 3,463
Municipal Obligations – 3.0%		
CA Infra and Econ Dev Bank, Var Rate Demand Rfdg Rev Bonds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.) (BVAL plus 2 bps), 0.600%, 7–1–17 (H)	4,900	4,900
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.) (BVAL plus 11 bps), 0.920%, 7–7–17 (H)	34,790	34,790
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.) (BVAL plus 10 bps), 0.880%, 7–1–17 (H)	10,000	10,000
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2011A (GTD by U.S. Bank N.A.) (BVAL plus 12 bps), 0.940%, 7–7–17 (H)	12,000	12,000
Municipal Obligations (Continued)		
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2015A-1 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.930%, 7–7–17 (H)	$ 3,000	$ 3,000
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal) (BVAL plus 21 bps), 0.930%, 7–7–17 (H)	13,290	13,290
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.930%, 7–7–17 (H)	11,500	11,500
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.) (BVAL plus 18 bps), 0.930%, 7–7–17 (H)	8,000	8,000
Municipal Obligations (Continued)		
SC Pub Svc Auth, Rev Notes, Ser 2017DD (GTD by Bank of America N.A.), 1.310%, 7–19–17	$8,200	$ 8,200
		105,680
TOTAL SHORT-TERM SECURITIES – 4.1%		$ 142,499
(Cost: $142,501)		
TOTAL INVESTMENT SECURITIES – 99.9%		$3,492,425
(Cost: $1,912,764)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		2,469
NET ASSETS – 100.0%		$3,494,894

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)All or a portion of securities with an aggregate value of $151 are held in collateralized accounts for OTC written options contracts collateral.

(D)Listed on an exchange outside the United States.

(E)Restricted securities. At June 30, 2017, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 8–20–20	8–20–15	$13,800	$13,800	$13,863
		Shares		
Marrone Bio Innovations, Inc., expires 8–20–23	8–20–15	1,380	$ —	$ —*
			$13,800	$13,863

The total value of these securities represented 0.4% of net assets at June 30, 2017.

(F)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G)Rate shown is the yield to maturity at June 30, 2017.

(H)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

JUNE 30, 2017

The following written options were outstanding at June 30, 2017 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Pandora Media, Inc.	Bank of America N.A.	Put	10,374	July 2017	$8.50	$820	$(176)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,336,020	$ —	$—
Warrants	—	—*	—
Purchased Options	43	—	—
Corporate Debt Securities	—	13,863	—
Short-Term Securities	—	142,499	—
Total	$3,336,063	$156,362	$—
Liabilities			
Written Options	$ —	$ 176	$—

During the year ended June 30, 2017, securities totaling $26,488 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)

United States	83.6%
India	3.9%
China	3.6%
Bermuda	1.6%
Netherlands	1.2%
Spain	1.0%
Other Countries	0.9%
Other+	4.2%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Timothy Miller



Kenneth G. McQuade



Brad Halverson

Below, Bradley P. Halverson, CFA, Kenneth G. McQuade and Timothy J. Miller, CFA, co-portfolio managers of Waddell & Reed Advisors Small Cap Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Miller has managed the Fund since 2010 and has 38 years of investment experience. Mr. Halverson and Mr. McQuade assumed co-manager responsibility in October 2016. Mr. Halverson has 15 years of industry experience and Mr. McQuade has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Small Cap Fund (Class A shares at net asset value)	24.18%
Waddell & Reed Advisors Small Cap Fund (Class A shares including sales charges)	17.00%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	24.40%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	22.82%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The fiscal year ended June 30, 2017 proved to be a banner year for small-cap stocks, which generated returns in excess of 20% for investors. The year was characterized by a steady upward trend with one big "air-pocket" in October leading up to the U.S. elections in November. A strong cyclical-themed rally occurred post-election with small-cap stocks generating a big move upward through the end of the calendar year and continuing through mid-year 2017. Small-cap stocks outperformed large caps for the measurement period, reflecting positive investor sentiment toward stocks and a tilt to "risk-on" mode. The composition of the rally, however, changed after the election as investors bet on an accelerating U.S. economy that would be driven by pro-growth economic policy coming out of the Trump administration. The result was a big rally in mid-to-late cycle industry groups such as chemicals, materials, industrials, energy and banks. The Russell 2000 Value Index (measures small-cap value stocks) outperformed the Russell 2000 Growth Index (measures small-cap growth stocks) in the post-election rally through the end of calendar year 2016. All of that underperformance, however, was recaptured by the Russell 2000 Growth Index in the first half of calendar year 2017. The pace of change coming out of Washington proved to be disappointing and investors flocked back to the proven growth companies in the technology and health care sectors. For the measurement period, the Russell 2000 Growth Index modestly outperformed the Russell 2000 Value Index. Investors were rewarded in small-cap growth stocks for the 12-month fiscal period and the Fund fully participated in the positive performance.

Economic activity improved throughout the measurement period and was led by gains in employment, consumer spending (on a macro level) and the Institute for Supply Management (ISM) Index. The ISM Manufacturing Production Index started the fiscal year at 52.8 and ended at a robust level of 57.8. Auto sales remained strong at a 17-18 million Seasonally Adjusted Annual Rate (SAAR) level but began to show signs of softness at the end of the fiscal year. Housing sales and construction continued to improve as the year progressed. Pent-up demand for housing was at a high level, with inventory of unsold homes staying stubbornly low, which suggests an extended upcycle for the sector. On the commodity front, oil prices staged a nice rally in early 2016 to the low $50s per barrel level, and since then has bounced between $45-55 per barrel. The domestic oil and gas industry continued to drive incredible efficiency and productivity, such that the current prices are economical for renewed drilling and production activity in the prime basins of Texas, North Dakota, Colorado and Oklahoma. The oil price collapse in 2014-2015 had been a major drag on the economy, so the rebound in oil prices in 2016 provided a nice stimulus to the energy sector, including all of the peripheral industries serving that economy.

Performance, contributors and detractors

The Fund slightly underperformed the Russell 2000 Growth Index (Fund's benchmark) for the year ended June 30, 2017.

Underperforming sectors were health care and energy. Uncertainty over the Affordable Care Act weighed on the service stock names held by the Fund during the period, but we believe the delivery of good sales and earnings growth from our stocks could restore performance. After delivering strong returns in 2016, the energy sector has weakened in 2017 on an early year decline in the price of oil, concerns about the oil production supply response related to a rebound in the rig count, and uncertainty about OPEC's perspective regarding production restraint. The Fund was overweight this underperforming sector, and the oil exploration and production names all underperformed.

Strong performing sectors included financials, real estate, industrials, technology, consumer discretionary and consumer staples. The materials sector was a small weighting in the portfolio and the benchmark, but the Fund's stocks were up strongly for the measurement period. Because the Fund's absolute performance was strong for the fiscal year, the cash position held was a modest drag. The gain from the biotech swap offset some of the drag from the health care sector. The Fund invested in derivative instruments, primarily total return swaps, futures on domestic equity indexes and options, both written and purchased, in an attempt to increase exposure to various equity sectors and markets or to hedge market risk on individual equity securities. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The financials sector was the largest contributor to performance for the fiscal year. The Fund has been positioned in high-quality growth oriented bank stocks for years, and the primary catalyst for those stocks' performance during the fiscal year was the beginning of a rate-hike cycle by the Federal Reserve (Fed). Most small banks have varying degrees of "asset-sensitive" balance sheets, which means that as interest rates rise, the yields on loans and securities increase faster than the deposit rates paid by the banks, resulting in a rising net interest margin and earnings. SVB Financial Group has been the largest bank position in the Fund's portfolio for years due to its multiple fundamental characteristics that match our growth philosophy and its leading position in a fast growing market of technology lending and venture capital/private equity lending. In addition, SVB Financial Group has a high degree of asset sensitivity, so the stock was up significantly in the fiscal period and was the largest active return contributor for the Fund. Other bank names that performed well included Home BancShares Inc., Ameris Bancorp and Cathay General Bancorp.

Another catalyst in the financials sector was the Fund's position in LendingTree, Inc., which was up dramatically in the fiscal year. Skepticism over the company's ability to compete effectively and profitably was unfounded as the company delivered strong growth throughout the year, which drove a rising price/earnings ratio and led to a big gain for the stock.

The next largest sector contribution came from the small real estate sector and was attributable to one stock, RE/MAX Holdings, Inc. RE/MAX's franchise model strategy has been an overwhelming success, and the backdrop of improving housing turnover provided additional lift for the stock.

The technology sector was the largest weighting in the portfolio and was the largest contributor to absolute returns for the fiscal year while slightly outperforming the benchmark due to our overweight position and favorable stock selection. Technology themes employed during the year, which generated outsized returns, included communications equipment, semiconductors, defense IT services, and select software-as-a-service (SAAS) names. The communications equipment cycle was driven by aggressive capital spending trends from both telecommunications companies that are upgrading their long-haul and metro networks and hyper-scale companies like Amazon and Facebook (not holdings of the Fund) that are spending to keep up with datacenter demands on their networks. Positive contributors included Acacia Communications (no longer a holding) and Lumentum Holdings, Inc. Lumentum has also been boosted by the large potential that exists for its 3D sensing technology, the first of which may be deployed in the latest iteration of cellphones. Semiconductor stocks also performed quite well for the fiscal year, driven by healthy demand across the globe in a number of end-markets including autos, telecommunications, data networking and emerging IOT (internet of things). The Fund's larger semiconductor positions are in high-quality, diversified companies such as Monolithic Power Systems, Inc. and Power Integrations, Inc., both companies experiencing strong new product cycles. The defense IT services group has benefitted from multiple factors including a rising Federal Defense budget, easing competition from the large defense firms, and technology modernization efforts at large federal agencies. The SAAS group was a mixed bag for the year, with a few big winners like Paycom Software, Inc. and Shopify, Inc. but a few laggards like Ultimate Software Group, Inc. The SAAS group seemed to be a source of funds for the cyclical rally post-election but have since recovered in 2017. Sentiment may ebb and flow for the group, but we believe the companies in which the Fund invests have exceptional long-term growth opportunities, strong management, and increasing profitability and cash flow.

Certain industries within the consumer sector continued to struggle, such as retail, restaurants and apparel. The Fund had a few core performers in the sector, which more than offset the disappointment. As mentioned in the beginning, the cyclical surge in the market drove strong performance from the industrials and materials stocks. The Fund fully participated in the rally, performing better than the benchmark.

Outlook

We believe the upcoming fiscal year will be a challenge to match the previous, but that the underlying trends will remain favorable. We think economic growth in the U.S. is improving, and most importantly, economic recovery seems to be finally coming to Europe as well. The pace of recovery will be somewhat dependent on the success of pro-growth policies by the new Trump administration. In the growth sectors of the small-cap market, opportunities remain abundant in technology, health care, industrials, and even the consumer discretionary and consumer staples] sectors. In combination with an upturn in the late-cycle energy and materials sectors, we believe the prospects for another good year remain intact.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The Fund may invest in derivative instruments, primarily total return swaps, futures on domestic equity indexes and options, both written and purchased, in an attempt to increase exposure to various equity sectors and markets or to hedge market risk on individual equity securities.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Small Cap Fund's performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	96.3%
Information Technology	28.1%
Industrials	18.3%
Health Care	18.1%
Consumer Discretionary	16.6%
Financials	6.8%
Energy	2.9%
Materials	2.5%
Real Estate	2.0%
Consumer Staples	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.7%

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	193/545	36
3 Year	131/487	27
5 Year	132/436	31
10 Year	21/324	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
XPO Logistics, Inc.	Industrials	Air Freight & Logistics
Acadia Healthcare Co., Inc.	Health Care	Health Care Facilities
Pool Corp.	Consumer Discretionary	Distributors
Watsco, Inc.	Industrials	Trading Companies & Distributors
RE/MAX Holdings, Inc., Class A	Real Estate	Real Estate Services
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
Paycom Software, Inc.	Information Technology	Application Software

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT SMALL CAP FUND

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Small Cap Fund, Class A Shares(1) $22,449
Russell 2000 Growth Index $21,232
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class Y
1-year period ended 6-30-17	17.00%	18.76%	23.10%	24.54%
5-year period ended 6-30-17	12.35%	12.28%	12.74%	14.12%
10-year period ended 6-30-17	8.42%	8.13%	8.16%	9.58%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS SMALL CAP FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.5%		
Burlington Stores, Inc. (A)	150	$ 13,789
Automotive Retail – 0.5%		
Monro Muffler Brake, Inc.	104	4,329
Distributors – 2.2%		
Pool Corp.	170	20,034
General Merchandise Stores – 0.9%		
Ollie's Bargain Outlet Holdings, Inc. (A)	203	8,656
Homebuilding – 1.4%		
Installed Building Products, Inc. (A)	234	12,385
Hotels, Resorts & Cruise Lines – 1.3%		
Hilton Grand Vacations, Inc. (A)	323	11,637
Internet & Direct Marketing Retail – 0.2%		
Blue Apron Holdings, Inc., Class A (A)	236	2,205
Leisure Facilities – 1.5%		
Vail Resorts, Inc.	67	13,671
Leisure Products – 0.5%		
Nautilus Group, Inc. (The) (A)	258	4,941
Restaurants – 4.7%		
Dave & Buster's Entertainment, Inc. (A)	252	16,732
Texas Roadhouse, Inc., Class A	271	13,823
Wingstop, Inc.	397	12,264
		42,819
Specialty Stores – 1.9%		
Five Below, Inc. (A)	197	9,711
Party City Holdco, Inc. (A)	504	7,888
		17,599
Total Consumer Discretionary – 16.6%		152,065
Consumer Staples		
Packaged Foods & Meats – 1.0%		
Lance, Inc.	252	8,737
Total Consumer Staples – 1.0%		8,737
Energy		
Oil & Gas Equipment & Services – 2.5%		
Forum Energy Technologies, Inc. (A)	185	2,889
Keane Group, Inc. (A)	337	5,397
RPC, Inc.	521	10,523
U.S. Silica Holdings, Inc.	114	4,046
		22,855

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 0.4%		
Petroleum Development Corp. (A)	78	$ 3,358
Total Energy – 2.9%		26,213
Financials		
Regional Banks – 5.6%		
Ameris Bancorp	159	7,659
Cathay General Bancorp	133	5,032
Home BancShares, Inc.	588	14,651
SVB Financial Group (A)	72	12,728
Western Alliance Bancorp. (A)	225	11,065
		51,135
Thrifts & Mortgage Finance – 1.2%		
LendingTree, Inc. (A)	66	11,348
Total Financials – 6.8%		62,483
Health Care		
Health Care Equipment – 7.9%		
Inogen, Inc. (A)	117	11,170
iRhythm Technologies, Inc. (A)	134	5,699
K2M Group Holdings, Inc. (A)	521	12,699
Nevro Corp. (A)	151	11,256
NuVasive, Inc. (A)	131	10,067
NxStage Medical, Inc. (A)	393	9,850
Penumbra, Inc. (A)	134	11,780
		72,521
Health Care Facilities – 2.2%		
Acadia Healthcare Co., Inc. (A)	413	20,391
Health Care Services – 5.0%		
AMN Healthcare Services, Inc. (A)	613	23,922
Envision Healthcare Holdings, Inc. (A)	191	11,951
Teladoc, Inc. (A)	288	9,995
		45,868
Life Sciences Tools & Services – 1.3%		
Cambrex Corp. (A)	189	11,281
Managed Health Care – 1.7%		
HealthEquity, Inc. (A)	307	15,273
Total Health Care – 18.1%		165,334
Industrials		
Aerospace & Defense – 2.4%		
Mercury Computer Systems, Inc. (A)	518	21,807
Agricultural & Farm Machinery – 1.2%		
Toro Co. (The)	160	11,072
Air Freight & Logistics – 2.4%		
XPO Logistics, Inc. (A)	335	21,619
Building Products – 0.7%		
JELD-WEN Holding, Inc. (A)	193	6,257

COMMON STOCKS (Continued)	Shares	Value
Construction & Engineering – 1.8%		
Dycom Industries, Inc. (A)	181	$ 16,239
Diversified Support Services – 0.6%		
Healthcare Services Group, Inc.	114	5,357
Industrial Machinery – 4.4%		
John Bean Technologies Corp.	156	15,327
RBC Bearings, Inc. (A)	65	6,597
Timken Co. (The)	127	5,863
Woodward, Inc.	184	12,462
		40,249
Security & Alarm Services – 0.4%		
Brink's Co. (The)	54	3,638
Trading Companies & Distributors – 3.2%		
Beacon Roofing Supply, Inc. (A)	216	10,574
Watsco, Inc.	124	19,068
		29,642
Trucking – 1.2%		
Knight Transportation, Inc.	300	11,108
Total Industrials – 18.3%		166,988
Information Technology		
Application Software – 12.3%		
BroadSoft, Inc. (A)	325	13,983
Ellie Mae, Inc. (A)	82	9,002
Globant S.A. (A)	213	9,248
HubSpot, Inc. (A)	205	13,485
Manhattan Associates, Inc. (A)	75	3,585
Paycom Software, Inc. (A)	251	17,157
Tyler Technologies, Inc. (A)	77	13,527
Ultimate Software Group, Inc. (The) (A)	109	22,893
Zendesk, Inc. (A)	355	9,868
		112,748
Communications Equipment – 1.3%		
Lumentum Holdings, Inc. (A)	205	11,701
Electronic Manufacturing Services – 1.3%		
Fabrinet (A)	286	12,205
Internet Software & Services – 2.7%		
Five9, Inc. (A)	380	8,184
Q2 Holdings, Inc. (A)	217	8,015
Shopify, Inc., Class A (A)	100	8,681
		24,880
IT Consulting & Other Services – 3.2%		
Booz Allen Hamilton Holding Corp.	563	18,330
InterXion Holding N.V. (A)	230	10,511
		28,841
Semiconductors – 4.7%		
MACOM Technology Solutions Holdings, Inc. (A)	112	6,269
Maxlinear, Inc. (A)	253	7,067

SCHEDULE OF INVESTMENTS SMALL CAP FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS (Continued)	Shares	Value
Semiconductors (Continued)		
Monolithic Power Systems, Inc.	133	$ 12,841
Power Integrations, Inc.	230	16,760
		42,937
Systems Software – 1.7%		
Proofpoint, Inc. (A)	178	15,491
Varonis Systems, Inc. (A)	6	234
		15,725
Technology Distributors – 0.9%		
Tech Data Corp. (A)	82	8,241
Total Information Technology – 28.1%		257,278
Materials		
Construction Materials – 2.5%		
Eagle Materials, Inc.	60	5,554
Summit Materials, Inc., Class A (A)	370	10,676
U.S. Concrete, Inc. (A)	85	6,677
		22,907
Total Materials – 2.5%		22,907
Real Estate		
Real Estate Services – 2.0%		
RE/MAX Holdings, Inc., Class A	333	18,648
Total Real Estate – 2.0%		18,648
TOTAL COMMON STOCKS – 96.3%		$880,653
(Cost: $611,729)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 0.6%		
Wisconsin Electric Power Co., 1.230%, 7–6–17	$ 6,289	$ 6,288
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (C)	1,881	1,881
Municipal Obligations – 2.3%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 0.920%, 7–7–17 (C)	1,500	1,500
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A (GTD by Wells Fargo Bank N.A.) (BVAL plus 18 bps), 0.930%, 7–7–17 (C)	2,500	2,500
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps), 0.910%, 7–7–17 (C)	17,000	17,000
		21,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.7%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 1.080%, 7–7–17 (C)	$6,000	$ 6,000
TOTAL SHORT-TERM SECURITIES – 3.8%		$ 35,169
(Cost: $35,169)		
TOTAL INVESTMENT SECURITIES – 100.1%		$915,822
(Cost: $646,898)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(1,144)
NET ASSETS – 100.0%		$914,678

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2017.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following total return swap agreements were outstanding at June 30, 2017:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee(1)(2)	Unrealized Appreciation
JPMorgan Chase Bank N.A.	230,375	Biotech Custom Index	01/09/2018	$29,226	1-Month LIBOR less 50 bps	$2,331

(1)The Fund pays the financing fee multiplied by the notional amount each month.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would receive payments on any net positive total return, and would make payments in the event of a negative total return.

JUNE 30, 2017

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$880,653	$ —	$—
Short-Term Securities	—	35,169	—
Total	$880,653	$35,169	$—
Total Return Swaps	$ —	$ 2,331	$—

During the year ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION

(UNAUDITED)



Bradley M. Klapmeyer

Below, Bradley M. Klapmeyer, CFA, portfolio manager of Waddell & Reed Advisors Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Klapmeyer has managed the Fund since 2014 and has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares at net asset value)	15.50%
Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares including sales charges)	8.84%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	20.42%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	20.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Market conditions

Since the Great Recession of 2009, the Russell 1000 Growth Index, the Fund's benchmark, has recorded eight years of positive gains, with six of the eight fiscal years (ended June 30) posting gains over 10%. The return for the Russell 1000 Growth Index starting June 30, 2009 and ending June 30, 2017 has averaged around 16% per year. This is rather remarkable performance during a period that was fraught with global growth challenges and slow, but low, growth in the U.S.

Continuing this trend, the most recent measurement period was another year filled with notable events but also another year of solid market gains. The market digested several mini-shocks heading into the most recent fiscal year — including what many considered to be a premature Federal Reserve (Fed) interest rate hike in December 2015 and the Brexit vote in June 2016. Perhaps the most notable event to occur during the fiscal year was the outcome of the 2016 U.S. presidential election. With a newly-elected president also quickly came the expectation of aggressive pro-growth initiatives, which included corporate tax reform, offshore cash repatriation, loosening of government oversight and federal infrastructure spending. Investors in turn moved to resuscitate the deep value, cyclical growth areas of the market that had been left behind in a slow-growth environment. The sectors that generally benefit from better economic growth and higher interest rates — industrials and financials — were relative strong performers for a period of time. The sectors that had previously been selected for their safety and dividend yield — consumer staples and real estate investment trusts (REITs) — began to lag. We believe the market was favoring "potential growth" over "safety."

This new found enthusiasm began to wane during calendar year 2017 as it became apparent that the Trump administration's proposed pro-growth policies were likely to be bogged down by normal bureaucratic hurdles. Specifically, the lack of progress in regard to health care policy was a reminder to investors that pro-growth policies could take a while to be enacted. The market once again rotated and tried to find solid footing back with high-quality sustainable growers.

Despite the policy noise and cooling expectations about accelerating growth in the U.S. economy, the Fed did not flinch and continued to march rates higher with three bumps during the measurement period — first in December 2016, second during March 2017 and finally in June 2017. The Fed also set a course for an additional hike later in 2017 and potentially additional hikes in 2018. The Fed's moves were supported by continued solid economic data, particularly the U.S. labor and manufacturing data.

The Russell 1000 Growth Index's return shows that value factors, mainly measures of low valuation, outperformed growth factors. This fits with the significant deep cyclical, value rotation that occurred in the second half of calendar 2016. Relative underperforming equities were those that that had been providing strength and were set aside during the aggressive pro-growth rotation. The persistent of that rotation lessened as we moved through the measurement period.

Strategies employed, contributors and detractors

For the fiscal year ended June 30, 2017, the Fund posted strong absolute gains but underperformed its benchmark. The Fund's philosophy and process have remained consistent throughout the measurement period — a process that identifies growth-oriented companies that can generate superior levels of profitability and growth over time. Despite short-term dislocations and bouts of market volatility provided by macro uncertainty, we believe that buying high-quality sustainable growth securities should generate strong returns over time.

In terms of performance attribution, the Fund's relative underperformance was largely driven by stock selection in the health care and technology sectors. Security selection in the energy sector was also a notable detractor of performance. On the positive side, strong stock selection in consumer discretionary and REITs, in addition to underweight positions in the telecommunications and consumer staples sectors, helped balance performance.

The health care sector continued to be pressured by perceived risk that the U.S. government may enact regulations to curb increases in drug prices and thus lower margins across the sector. This overhang put material downward pressure on sector valuations but also worked to cap stock valuations on the upside. These pressures appeared to ease late in the fiscal year.

There were several stock-specific events in health care, such as Allergan plc., which remained under pressure after Pfizer Inc. (not a holding of the Fund) called off its planned acquisition of the company, and also after negative estimate revisions. Shire Pharmaceuticals Group plc., another large overweight position, acquired hemophilia drug company Baxalta (not a holding of the Fund), a deal which has been intensely debated and was a weight on company valuation.

Technology contributed to the relative underperformance through stock selection. Cognizant Technology (no longer a Fund holding) was negatively impacted due to a slowdown in health care and financial consulting. FleetCor Technologies, Inc., a large overweight holding, struggled with organic growth during the measurement period, and in a strong market environment the shares were relatively flat. In addition, underweight positions in strong performing Apple, Inc. and Microsoft Corp. also detracted from performance.

The Fund's energy exposure detracted from performance as oil prices and sentiment on the sector turned negative toward the end of the period. Concerns resided around the U.S. market's oversupply situation and worry that oil prices may be lower for longer. With this backdrop, the Fund's overweight positions — Halliburton Co. and Schlumberger Ltd. — detracted from performance.

Consumer discretionary provided positive attribution. Overweight positions in Amazon.com, Inc., Charter Communications, Inc. and Panera Bread Co. helped add to absolute performance. Amazon's performance was driven by indications that the company was making further progress in gaining share across multiple categories and strong performance out of Amazon Web Services, its cloud computer business. Charter Communications benefited from strong results and also take-out speculation. Finally, Panera Bread Co. benefited from a formal take-out offer, and also benefited from driving above industry sales growth due to its digital experience roll-out. Charter Communications, Inc. and Panera Bread Co. are no longer Fund holdings.

Notably the "safety" trade of the past several years reversed during the fiscal year, as REITs, telecommunications and consumer staples sectors all materially underperformed the Fund's benchmark. The Fund viewed these sectors as richly valued and the underweight exposure added to performance.

Outlook and positioning

For better or worse, we believe the market is likely to take cues from stability in Washington and we thus think it is likely that the market will experience additional mini-shocks that temporarily disrupt equity prices. We think the realization that fiscal policy measures may be slower to produce is ultimately a healthy reset of expectations but could continue to cause temporary bumps and bruises for equity investors. As such, any dislocation could present an opportunity for patient investors.

It is worth noting that while there remains a wide range of outcomes associated with government policies, the most important factor to Fund performance remains continued economic growth, which appears to be on solid footing. We think the rational for strong growth, outside of just fiscal stimulus, remains a sound thesis with the key linchpin being business confidence. The basis for this optimism is our belief that corporations likely exited calendar year 2016 with the belief that federal regulations are, at minimum, static and, at best, likely to ease under the new administration.

This comfort on the regulatory front, combined with healthy economic indicators, seems to be encouraging increased business confidence and increased investment spending. As corporations continue to believe in, and thus invest for, a period of strong and accelerating economic growth, it is our belief there will be a sustained business cycle. There is an abundance of positive signals that suggest strong economic growth going forward, including strong labor markets, improving wages, expansionary manufacturing data, lean inventories and a healthy consumer.

We believe that the Fed will continue to move interest rates higher throughout the coming calendar year, justified by continued strong economic data in the United States, as well as a global backdrop of improving growth. We think the Fed will also likely have to monitor international developments as the European central banks begin the same turn away from easing monetary policy to a more neutral position. Fortunately, this is a path that U.S. investors have already been down.

We anticipate the Fund's positioning for the coming fiscal year to remain focused on stock specific attributes of defensible business models and strong, sustainable growth. The Fund continues to seek the subset of equities that can be both great companies and great stocks. This type of investment philosophy argues for longer holding periods and lower turnover. Within this approach, the Fund will seek to minimize taxable gains and income to shareholders. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Tax-Managed Equity Fund's performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	97.6%
Information Technology	37.9%
Health Care	15.7%
Consumer Discretionary	14.3%
Industrials	14.0%
Consumer Staples	7.4%
Financials	3.7%
Energy	3.1%
Real Estate	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	607/665	92
3 Year	461/594	78
5 Year	303/536	57
10 Year	104/389	27

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
salesforce.com, Inc.	Information Technology	Application Software
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Adobe Systems, Inc.	Information Technology	Application Software
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
priceline.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
CME Group, Inc.	Financials	Financial Exchanges & Data

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

TAX-MANAGED EQUITY FUND



Tax-Managed Equity Fund, Class A Shares[1]	$21,672
Russell 1000 Growth Index	$23,474

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	8.84%	10.17%	14.45%	15.62%
5-year period ended 6-30-17	12.58%	12.62%	12.90%	—
10-year period ended 6-30-17	8.04%	7.84%	7.71%	—
Since Inception of Class through 6-30-17[5]	—	—	—	13.21%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

(5)*6-10-16 for Class Y shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(UNAUDITED)

Before- and After-Tax Returns[1]	1-year period ended 6-30-17	5-year period ended 6-30-17	10-year period ended 6-30-17	Since inception of Class through 6-30-17[2]
Class A[3]				
Before Taxes	8.84%	12.58%	8.04%	—
After Taxes on Distributions	8.20%	11.09%	7.32%	—
After Taxes on Distributions and Sale of Fund Shares	5.43%[4]	9.84%	6.45%	—
Class B[5]				
Before Taxes	10.17%	12.62%	7.84%	—
After Taxes on Distributions	9.38%	11.04%	7.10%	—
After Taxes on Distributions and Sale of Fund Shares	6.29%[4]	9.90%	6.28%	—
Class C				
Before Taxes	14.45%	12.90%	7.71%	—
After Taxes on Distributions	13.66%	11.31%	6.95%	—
After Taxes on Distributions and Sale of Fund Shares	8.72%[4]	10.12%	6.18%	—
Class Y				
Before Taxes	15.62%	—	—	13.21%
After Taxes on Distributions	14.94%	—	—	12.58%
After Taxes on Distributions and Sale of Fund Shares	9.29%[4]	—	—	9.97%
Russell 1000 Growth Index[6]	20.42%	15.30%	8.91%	17.79%

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(2)6-10-16 for Class Y shares (the date on which shares were first acquired by shareholders).

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(5)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Reflects no deduction for fees, expenses or taxes.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 2.4%		
Comcast Corp., Class A	240	$ 9,329
Footwear – 1.2%		
NIKE, Inc., Class B	82	4,849
Home Improvement Retail – 2.3%		
Home Depot, Inc. (The)	59	9,081
Internet & Direct Marketing Retail – 8.4%		
Amazon.com, Inc. (A)	21	20,793
priceline.com, Inc. (A)	7	12,532
		33,325
Total Consumer Discretionary – 14.3%		56,584
Consumer Staples		
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corp.	30	4,870
Packaged Foods & Meats – 1.0%		
Blue Buffalo Pet Products, Inc. (A)	171	3,894
Personal Products – 1.3%		
Estee Lauder Co., Inc. (The), Class A	55	5,298
Soft Drinks – 1.7%		
Monster Beverage Corp. (A)	131	6,528
Tobacco – 2.2%		
Philip Morris International, Inc.	73	8,538
Total Consumer Staples – 7.4%		29,128
Energy		
Oil & Gas Equipment & Services – 3.1%		
Halliburton Co.	228	9,721
Schlumberger Ltd.	37	2,430
		12,151
Total Energy – 3.1%		12,151
Financials		
Financial Exchanges & Data – 3.0%		
CME Group, Inc.	93	11,622
Investment Banking & Brokerage – 0.7%		
Goldman Sachs Group, Inc. (The)	13	2,907
Total Financials – 3.7%		14,529
Health Care		
Biotechnology – 7.0%		
ACADIA Pharmaceuticals, Inc. (A)	170	4,741

COMMON STOCKS (Continued)	Shares	Value
Biotechnology (Continued)		
Alexion Pharmaceuticals, Inc. (A)	33	$ 4,061
Celgene Corp. (A)	73	9,416
Incyte Corp. (A)	42	5,251
Shire Pharmaceuticals Group plc ADR	24	4,040
		27,509
Health Care Equipment – 5.3%		
Danaher Corp.	131	11,021
DexCom, Inc. (A)	65	4,718
Intuitive Surgical, Inc. (A)	6	5,332
		21,071
Pharmaceuticals – 3.4%		
Allergan plc	16	3,870
Bristol-Myers Squibb Co.	63	3,532
Jazz Pharmaceuticals plc (A)	38	5,956
		13,358
Total Health Care – 15.7%		61,938
Industrials		
Aerospace & Defense – 2.3%		
Boeing Co. (The)	16	3,184
Raytheon Co.	37	5,926
		9,110
Construction Machinery & Heavy Trucks – 2.7%		
Caterpillar, Inc.	99	10,628
Industrial Machinery – 2.8%		
Stanley Black & Decker, Inc.	77	10,893
Railroads – 1.2%		
Union Pacific Corp.	44	4,749
Research & Consulting Services – 2.8%		
Verisk Analytics, Inc., Class A (A)	134	11,280
Trucking – 2.2%		
J.B. Hunt Transport Services, Inc.	94	8,571
Total Industrials – 14.0%		55,231
Information Technology		
Application Software – 8.1%		
Adobe Systems, Inc. (A)	103	14,526
salesforce.com, Inc. (A)	204	17,658
		32,184
Data Processing & Outsourced Services – 7.9%		
FleetCor Technologies, Inc. (A)	57	8,278
MasterCard, Inc., Class A	82	9,945

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services (Continued)		
Visa, Inc., Class A	139	$ 13,062
		31,285
Home Entertainment Software – 0.8%		
Electronic Arts, Inc. (A)	30	3,172
Internet Software & Services – 9.1%		
Alphabet, Inc., Class A (A)	19	17,325
Alphabet, Inc., Class C (A)	3	2,296
Facebook, Inc., Class A (A)	109	16,502
		36,123
Semiconductor Equipment – 2.2%		
Lam Research Corp.	61	8,641
Systems Software – 5.7%		
Microsoft Corp.	327	22,526
Technology Hardware, Storage & Peripherals – 4.1%		
Apple, Inc.	112	16,065
Total Information Technology – 37.9%		149,996
Real Estate		
Specialized REITs – 1.5%		
American Tower Corp., Class A	46	6,020
Total Real Estate – 1.5%		6,020
TOTAL COMMON STOCKS – 97.6%		$ 385,577
(Cost: $259,486)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.0%		
Sonoco Products Co., 1.330%, 7–3–17	$4,148	4,148
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (C)	1,836	1,836
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 5,984
(Cost: $5,983)		
TOTAL INVESTMENT SECURITIES – 99.1%		$ 391,561
(Cost: $265,469)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		3,725
NET ASSETS – 100.0%		$395,286

SCHEDULE OF INVESTMENTS TAX-MANAGED EQUITY FUND *(in thousands)*

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$385,577	$ —	$—
Short-Term Securities	—	5,984	—
Total	$385,577	$5,984	$—

During the year ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Waddell & Reed Advisors Value Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2017. He has managed the Fund since 2004 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Value Fund (Class A shares at net asset value)	20.17%
Waddell & Reed Advisors Value Fund (Class A shares including sales charges)	13.26%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (Generally reflects the performance of large-company value style stocks)	15.53%
Lipper Large-Cap Value Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	17.93%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Equity markets ended the fiscal year with higher investor optimism for improving global economic growth. Record-setting stock market indexes, strong employment and raising business confidence indicators are driving expectations for U.S. gross domestic product (GDP) growth. Corporate earnings are strong with many companies at historically high margins, and equities have roughly tripled from their low in March 2009. At the same time, the U.S. Federal Reserve (Fed) has begun tightening its monetary policy with three federal funds rate increases during the fiscal year. The Fed has indicated an additional rate hike could occur in the latter half of 2017. The Fed also has unveiled its plan to reduce its $4.5 trillion balance sheet. The plan implements a system of set limits for drawing down the Fed's portfolio, which includes Treasuries, mortgage-backed securities and government agency debt. This could have an impact on interest rate hikes in the short term. Raising interest rates to prevent inflation while maintaining economic growth is a delicate operation, and as history shows, it is easy to overshoot. Heightened volatility regarding the Fed's monetary policy and the Trump administration — both in terms of policy and controversy — could create opportunities for investment.

The 12-month period was good for value securities in general as the Russell 1000 Value Index was up 15.53% for the fiscal year. The Fund had positive returns for the period, but slightly trailed the index after sales charges. A large part of the value positive return relative to the index came late in the fiscal year, as the value category outperformed growth late in the second quarter of 2017. While it is too early to call this occurrence a trend, the backdrop for value investing greatly improved during the first half of 2017. With higher interest rates and increasing volatility leading to more changes for investment, the investing public has noticed and money flows appear to be emphasizing value over growth in the short term.

Contributors and detractors

Large impacts to the Fund's performance came from a number of areas. On the positive side, technology was a strong performing sector, led by Micron Technology and Western Digital. These companies make technology components such as memory and hard disk drives. Demand growth has caused shortages, driving prices higher and the stocks have followed. The financial sector saw higher returns for the time period. The Fed's recent Comprehensive Capital Analysis and Review gave most large banks the ability to raise dividends and repurchase shares, adding to their appeal. Ownership in JP Morgan, Citigroup and Capital One — the Fund's top three holdings at the end of the fiscal year — helped Fund performance.

Conversely, the healthcare, energy and real estate sectors underperformed within the Fund. A main detractor in healthcare was Teva Pharmaceuticals, one of the world's largest manufacturers of generic drugs. Despite a number of recent stumbles, we still believe Teva is a solid company with good prospects and we are exercising patience at this time. In consumer discretionary, Fund performance was hurt by Target and Macy's. We have re-assessed our investment strategy on these companies, retaining Target, but exiting Macy's.

Outlook

The rest of 2017 could be interesting for investors. We believe the U.S. economic expansion should steadily continue as other parts of the global economy also do well. Corporate profits and optimism are on the rise. We anticipate planned capital expenditures continuing through the year. The tightened job market appears to be stable, but consumers have yet to see real wage growth. On a macro level, we would like to see a supportive backdrop with continued GDP growth, rising corporate profits and a tightening job market.

The aforementioned reversal from growth to value or other short-term market events will not alter our investment approach. We seek to find quality, growing companies whose stocks are trading below what we consider their intrinsic values. One illustrative example is Micron Technologies (mentioned above.) Shareholders may note that Micron Technology, which was one of the Fund's top performers over this fiscal period, was one of the Fund's worst performers in fiscal year 2016. We believed in the company and increased our position.

Historically, the Fund has had a strong long-term performance record, but it has been affected by short-term periods of volatility from quarter to quarter. As a long-term investor, we typically view these bouts of volatility as opportunities. We will continue to purchase what we think are high-quality companies whose stock prices are below what we believe to be fair value and be sellers of those same names when they reach what we believe to be appropriate valuation levels. We believe a bottom up, company-by-company analysis can produce solid returns over the long haul.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Value Fund's performance.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.2%
Financials	33.5%
Health Care	14.1%
Energy	12.6%
Information Technology	8.7%
Consumer Discretionary	8.7%
Industrials	6.5%
Consumer Staples	5.0%
Utilities	3.2%
Materials	3.1%
Real Estate	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.8%

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	124/480	26
3 Year	322/415	78
5 Year	177/366	49
10 Year	89/254	35

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Citigroup, Inc.	Financials	Other Diversified Financial Services
Capital One Financial Corp.	Financials	Consumer Finance
Synchrony Financial	Financials	Consumer Finance
State Street Corp.	Financials	Asset Management & Custody Banks
Dow Chemical Co. (The)	Materials	Diversified Chemicals
Energy Transfer Partners L.P.	Energy	Oil & Gas Storage & Transportation
American International Group, Inc.	Financials	Multi-Line Insurance
MetLife, Inc.	Financials	Life & Health Insurance
Cigna Corp.	Health Care	Managed Health Care

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT   VALUE FUND



| | Value Fund, Class A Shares[1] | $15,976 |
| | Russell 1000 Value Index | $17,187 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	13.26%	14.67%	19.04%	20.58%
5-year period ended 6-30-17	11.69%	11.56%	12.04%	13.43%
10-year period ended 6-30-17	4.80%	4.49%	4.46%	5.86%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS VALUE FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 2.7%		
Comcast Corp., Class A	572	$ 22,262
General Merchandise Stores – 2.5%		
Target Corp.	382	19,954
Home Improvement Retail – 1.4%		
Lowe's Co., Inc.	148	11,459
Housewares & Specialties – 2.1%		
Newell Rubbermaid, Inc.	319	17,105
Total Consumer Discretionary – 8.7%		70,780
Consumer Staples		
Agricultural Products – 2.4%		
Ingredion, Inc.	165	19,701
Drug Retail – 2.6%		
CVS Caremark Corp.	259	20,807
Total Consumer Staples – 5.0%		40,508
Energy		
Oil & Gas Equipment & Services – 2.5%		
Baker Hughes, Inc.	375	20,447
Oil & Gas Refining & Marketing – 2.8%		
Marathon Petroleum Corp.	449	23,491
Oil & Gas Storage & Transportation – 7.3%		
Energy Transfer Partners L.P.	1,233	25,139
Plains All American Pipeline L.P.	714	18,746
VTTI Energy Partners L.P.	791	15,551
		59,436
Total Energy – 12.6%		103,374
Financials		
Asset Management & Custody Banks – 3.6%		
State Street Corp.	325	29,117
Consumer Finance – 7.5%		
Capital One Financial Corp.	378	31,263
Synchrony Financial	1,000	29,832
		61,095
Life & Health Insurance – 3.0%		
MetLife, Inc.	450	24,712
Mortgage REITs – 2.7%		
American Capital Agency Corp.	1,039	22,127
Multi-Line Insurance – 3.0%		
American International Group, Inc.	396	24,727

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 8.9%		
Citigroup, Inc.	502	$ 33,540
JPMorgan Chase & Co.	428	39,074
		72,614
Property & Casualty Insurance – 2.1%		
Allstate Corp. (The)	193	17,042
Regional Banks – 2.7%		
Fifth Third Bancorp	870	22,578
Total Financials – 33.5%		274,012
Health Care		
Biotechnology – 2.5%		
Amgen, Inc.	117	20,134
Health Care Facilities – 2.8%		
HCA Holdings, Inc. (A)	268	23,387
Managed Health Care – 5.5%		
Aetna, Inc.	132	20,102
Cigna Corp.	147	24,556
		44,658
Pharmaceuticals – 3.3%		
Jazz Pharmaceuticals plc (A)	64	9,991
Teva Pharmaceutical Industries Ltd. ADR	502	16,686
		26,677
Total Health Care – 14.1%		114,856
Industrials		
Airlines – 1.8%		
Delta Air Lines, Inc.	277	14,880
Electrical Components & Equipment – 2.7%		
Eaton Corp.	283	21,995
Industrial Machinery – 2.0%		
Timken Co. (The)	346	15,984
Total Industrials – 6.5%		52,859
Information Technology		
Semiconductors – 3.8%		
Micron Technology, Inc. (A)	784	23,395
QUALCOMM, Inc.	139	7,665
		31,060
Systems Software – 2.2%		
Microsoft Corp.	262	18,046
Technology Hardware, Storage & Peripherals – 2.7%		
Western Digital Corp.	246	21,769
Total Information Technology – 8.7%		70,875

COMMON STOCKS (Continued)	Shares	Value
Materials		
Diversified Chemicals – 3.1%		
Dow Chemical Co. (The)	407	$ 25,688
Total Materials – 3.1%		25,688
Real Estate		
Specialized REITs – 2.8%		
Uniti Group, Inc.	929	23,350
Total Real Estate – 2.8%		23,350
Utilities		
Electric Utilities – 2.9%		
Duke Energy Corp.	279	23,313
Renewable Electricity – 0.3%		
NextEra Energy Partners L.P.	75	2,772
Total Utilities – 3.2%		26,085
TOTAL COMMON STOCKS – 98.2%		$802,387
(Cost: $638,751)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper (B) – 2.1%		
Danaher Corp., 1.190%, 7–6–17	$3,000	2,999
McCormick & Co., Inc., 1.410%, 7–11–17	5,000	4,998
McDonalds Corp., 1.460%, 7–27–17	5,000	4,994
Sonoco Products Co., 1.330%, 7–3–17	3,737	3,737
		16,728
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (C)	1,938	1,938
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 18,666
(Cost: $18,667)		
TOTAL INVESTMENT SECURITIES – 100.5%		$821,053
(Cost: $657,418)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		(4,429)
NET ASSETS – 100.0%		$816,624

JUNE 30, 2017

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following written options were outstanding at June 30, 2017 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Delta Air Lines, Inc.	N/A	Call	2,769	July 2017	$55.00	$ 147	$ (153)
Micron Technology, Inc.	N/A	Call	1,515	July 2017	30.00	385	(182)
						$532	$(335)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$802,387	$ —	$—
Short-Term Securities	—	18,666	—
Total	$802,387	$18,666	$—
Liabilities			
Written Options	$ 335	$ —	$—

During the year ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Bradley M. Klapmeyer

Below, Daniel P. Becker, CFA, and Bradley M. Klapmeyer, CFA, portfolio managers of Waddell & Reed Advisors Vanguard Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Becker has managed the Fund since 1998 and he has 28 years of industry experience. Mr. Klapmeyer has managed the Fund since August 2016, replacing Philip J. Sanders, CFA. Mr. Klapmeyer has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2017

Waddell & Reed Advisors Vanguard Fund (Class A shares at net asset value)	19.31%
Waddell & Reed Advisors Vanguard Fund (Class A shares including sales charges)	12.49%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	20.42%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	20.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Fiscal year 2017 will be remembered as another year in a recent string of volatile years within a generally strong market cycle, now in its 8th year dating back to the Great Recession. The past 12 months can best be described as a "tale of two time periods." While most parts of the equity market produced generally strong results, several small periods of market volatility generated disruption in the growth stock areas of the equity market throughout the measurement period.

As we entered calendar year 2016, growth stocks were continuing to experience yet another year of strong performance. Interest rates were very low in the U.S., while Global Central banks were in the midst of aggressive monetary policy accommodation in an effort to stabilize economic growth in international economies and devalue specific currencies vs. the U.S. dollar. Simultaneously, the Federal Reserve was indicating a desire to increase interest rates as it wrongly believed the U.S. economy was strengthening. The combination of these divergent monetary policies around the world produced a very strong response in the foreign exchange market causing the value of the U.S. dollar to soar. These macroeconomic events once again produced a very disruptive period for most stock markets around the world, with growth stocks being out of favor for much of calendar 2016. The surprising U.S. Presidential election results accelerated growth stock performance, as a belief that pro-growth policies might be implemented, to the favor of more cyclical, "value" style beneficiaries of the global economy. Growth stocks, having been some of the best performing equity market styles over the past four years, were disproportionally hurt by each and every one of the shocks in calendar year 2016.

Performance, contributors and detractors

When we look at aggregate performance data for the recent past, we can see how remarkably different growth stock performance was in late calendar 2016 as compared to year to date calendar 2017. In calendar 2016, more than 90% of active large growth funds underperformed the Russell 1000 Growth Index (the Fund's benchmark), which makes 2016 one of the worst years on record for active management. So far, calendar 2017 has been quite the opposite and has been much better for growth stocks as compared to 2016.

Within this environment, the Fund moderately underperformed its benchmark over the past 12 months, ended June 30, 2017. Value styles performed well early in the measurement period, and growth styles have performed better in calendar 2017. Surprisingly, defensive styles and industries have performed well, and stocks with high-dividend yields and slow or negligible revenue growth rates have performed well around the world.

During the measurement period, the Fund experienced strong results in sectors such as financials, technology and consumer staples, with companies such as CME Group, Inc., Charles Schwab Corp. (The), Union Pacific Corp., Lam Research Corp., Phillip Morris International, Inc., Applied Materials, Inc., and Microchip Technology, Inc., Amazon.com, Inc. and Facebook, Inc. all performing well. In health care, companies such as Allergan plc, Biogen, Inc. (no longer a Fund holding), Shire Pharmaceuticals Group plc, Alexion Pharmaceuticals, Inc., Bristol-Myers Squibb Co., and DexCom, Inc., did not perform well over the fiscal year and negatively impacted performance for the measurement period.

The Fund's underrepresentation in stocks characterized by stability, defensiveness and lower risk negatively impacted performance throughout the fiscal year. The most defensive parts of the equity market have recently been market leaders, a trend that has lasted much longer than we had anticipated, especially in the context of the recent acceleration in global economic growth and the prospects for higher interest rates that may accompany the faster growth.

Outlook

As we look ahead into the next fiscal year, we believe the 2016 U.S. Presidential election results most likely may not create the significant changes in how many view the potential rate of U.S. economic growth. America's last economic output peak occurred sometime in 2007, resulting in nearly nine years of slow, stagnant and underwhelming growth. We believe that the slow rate of growth in output, jobs and wages had some effect on the election as well as future policies meant to counteract the disappointing growth. At this point, we think that moderate growth will continue in the U.S., and will be buoyed by better growth outside the U.S., in emerging markets and parts of the European Union.

Despite a low gross domestic product growth rate over the past few years (and possibly into the future), we believe that many growth stocks could perform well, as these stocks have the ability to grow through the tough times. However, a newly elected congress and administration whose report card will be measured on job growth, wages and prosperity may change how various types of stocks are viewed in the market. We are consistently watchful over possible economic and policy changes coming from Washington.

Over the past one to two years we have been more cautious on the outlook for the stocks of companies that have slower revenue growth, higher dividend yields and in general perform better when interest rates go lower. These stocks have appreciated to the point where very few of them meet the Fund's growth and valuation criteria, even as they generally operate in very good long-term industries. We are generally positive regarding these companies' respective business models and over the Fund's history have maintained good exposure to these industries. However, with our view that the global economy may accelerate, interest rates may have bottomed, and attractive stocks can be found elsewhere in the market, we have moved further away from these stocks that are characterized by stability, defensiveness, negligible revenue growth and high valuation. These "stable" businesses have been the market leaders over the past few years when global economic growth was disappointing, and we think that they may be hurt as the economy appears to finally be accelerating. This trend has remained intact for much longer than we would have expected, and has impacted Fund performance in the recent 12-month calendar period, but we see these areas as of now as unattractive relative to other areas in the U.S. equity markets.

The Fund's emphasis continues to be focused on stocks of companies that maintain unique, highly profitable, growing businesses that are not easy to replicate. Currently, the Fund's largest holdings consist of MasterCard, Inc., Microsoft Corp., Amazon.com, Inc., Home Depot, Inc. (The), Phillip Morris International, Inc., Facebook, Inc., Visa, Inc., Celgene Corp., Lam Research Corp. and Apple, Inc.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Vanguard Fund.

PORTFOLIO HIGHLIGHTS

VANGUARD FUND

Asset Allocation

Stocks	99.5%
Information Technology	45.7%
Consumer Discretionary	16.2%
Health Care	15.0%
Industrials	9.2%
Financials	6.9%
Consumer Staples	5.1%
Energy	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	414/665	63
3 Year	356/594	60
5 Year	314/536	59
10 Year	218/389	56

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Microsoft Corp.	Information Technology	Systems Software
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Philip Morris International, Inc.	Consumer Staples	Tobacco
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Celgene Corp.	Health Care	Biotechnology
Lam Research Corp.	Information Technology	Semiconductor Equipment
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT VANGUARD FUND



Vanguard Fund, Class A Shares[1]			$20,008
Russell 1000 Growth Index			$23,474

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-17	12.49%	14.09%	18.16%	19.57%
5-year period ended 6-30-17	12.45%	12.33%	12.69%	14.11%
10-year period ended 6-30-17	7.18%	6.77%	6.70%	8.15%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

VANGUARD FUND *(in thousands)*

JUNE 30, 2017

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 1.4%		
Ferrari N.V.	266	$ 22,899
Automotive Retail – 0.7%		
O'Reilly Automotive, Inc. (A)	56	12,249
Cable & Satellite – 2.1%		
Comcast Corp., Class A	899	34,993
Home Improvement Retail – 4.2%		
Home Depot, Inc. (The)	447	68,555
Internet & Direct Marketing Retail – 6.9%		
Amazon.com, Inc. (A)	71	68,510
priceline.com, Inc. (A)	24	45,080
		113,590
Restaurants – 0.4%		
Starbucks Corp.	111	6,478
Specialty Stores – 0.5%		
Ulta Beauty, Inc. (A)	27	7,873
Total Consumer Discretionary – 16.2%		266,637
Consumer Staples		
Hypermarkets & Super Centers – 1.0%		
Costco Wholesale Corp.	103	16,537
Tobacco – 4.1%		
Philip Morris International, Inc.	577	67,804
Total Consumer Staples – 5.1%		84,341
Energy		
Oil & Gas Equipment & Services – 1.4%		
Halliburton Co.	527	22,506
Total Energy – 1.4%		22,506
Financials		
Financial Exchanges & Data – 4.8%		
CME Group, Inc.	399	49,908
S&P Global, Inc.	201	29,314
		79,222
Investment Banking & Brokerage – 2.1%		
Charles Schwab Corp. (The)	809	34,750
Total Financials – 6.9%		113,972
Health Care		
Biotechnology – 7.2%		
Alexion Pharmaceuticals, Inc. (A)	63	7,604
Celgene Corp. (A)	477	61,980

COMMON STOCKS (Continued)	Shares	Value
Biotechnology (Continued)		
Shire Pharmaceuticals Group plc ADR	146	$ 24,047
Vertex Pharmaceuticals, Inc. (A)	200	25,813
		119,444
Health Care Equipment – 5.7%		
Danaher Corp.	298	25,140
DexCom, Inc. (A)	248	18,119
Edwards Lifesciences Corp. (A)	212	25,093
Intuitive Surgical, Inc. (A)	27	24,881
		93,233
Pharmaceuticals – 2.1%		
Allergan plc	105	25,557
Bristol-Myers Squibb Co.	169	9,417
		34,974
Total Health Care – 15.0%		247,651
Industrials		
Aerospace & Defense – 4.4%		
Lockheed Martin Corp.	172	47,610
Northrop Grumman Corp.	97	24,824
		72,434
Construction Machinery & Heavy Trucks – 0.8%		
Caterpillar, Inc.	120	12,884
Electrical Components & Equipment – 0.5%		
Rockwell Automation, Inc.	52	8,471
Industrial Machinery – 1.8%		
Nordson Corp.	66	7,983
Parker Hannifin Corp.	59	9,493
Stanley Black & Decker, Inc.	86	12,131
		29,607
Railroads – 1.7%		
Union Pacific Corp.	252	27,402
Total Industrials – 9.2%		150,798
Information Technology		
Application Software – 6.4%		
Adobe Systems, Inc. (A)	371	52,404
salesforce.com, Inc. (A)	613	53,042
		105,446
Data Processing & Outsourced Services – 11.2%		
FleetCor Technologies, Inc. (A)	77	11,147
MasterCard, Inc., Class A	603	73,259
PayPal, Inc. (A)	703	37,751
Visa, Inc., Class A	672	62,992
		185,149

COMMON STOCKS (Continued)	Shares	Value
Home Entertainment Software – 2.6%		
Electronic Arts, Inc. (A)	400	$ 42,277
Internet Software & Services – 9.8%		
Alphabet, Inc., Class A (A)	62	57,454
Alphabet, Inc., Class C (A)	42	38,382
Facebook, Inc., Class A (A)	435	65,737
		161,573
Semiconductor Equipment – 4.7%		
Applied Materials, Inc.	414	17,115
Lam Research Corp.	428	60,476
		77,591
Semiconductors – 3.0%		
Microchip Technology, Inc.	645	49,803
Systems Software – 4.4%		
Microsoft Corp.	1,053	72,611
Technology Hardware, Storage & Peripherals – 3.6%		
Apple, Inc.	411	59,150
Total Information Technology – 45.7%		753,600
TOTAL COMMON STOCKS – 99.5%		$1,639,505
(Cost: $1,067,235)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.5%		
CVS Health Corp., 1.330%, 7–5–17	$5,000	4,999
Sonoco Products Co., 1.330%, 7–3–17	4,093	4,092
		9,091
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (C)	1,318	1,318
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 10,409
(Cost: $10,410)		
TOTAL INVESTMENT SECURITIES – 100.1%		$ 1,649,914
(Cost: $1,077,645)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(1,530)
NET ASSETS – 100.0%		$1,648,384

JUNE 30, 2017

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,639,505	$ —	$—
Short-Term Securities	—	10,409	—
Total	$1,639,505	$10,409	$—

During the year ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipt
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.



Chace Brundige



Cynthia P. Prince-Fox

Effective May 18, 2017, the Waddell & Reed Advisors Asset Strategy Fund was renamed Waddell & Reed Advisors Wilshire Global Allocation Fund and its investment strategy was changed to operate as a "fund of funds." The Fund is managed by Waddell & Reed Investment Management Company (WRIMCO) and sub-advised by Wilshire Associates Incorporated (Wilshire Associates). Wilshire Associates manages the portion of the Fund consisting of the multi-asset segment that invests in affiliated mutual funds. WRIMCO develops the universe of affiliated mutual funds in which Wilshire Associates may consider when making asset allocation decisions for the Fund, and WRIMCO also manages the Fund's holdings of private placements and other restricted securities, and cash management. Below, portfolio managers Nathan Palmer, CFA, Anthony Wicklund, CFA, CAIA, and Elizabeth Yakes, CFA, of Wilshire Associates; and Cynthia P. Prince-Fox and Chace Brundige, CFA, of WRIMCO discuss positioning, performance and results for the fiscal year ended June 30, 2017. Mr. Palmer, Mr. Wicklund and Ms. Yakes have managed the Fund since May 18, 2017. Mr. Palmer has 20 years of industry experience, Mr. Wicklund has 16 years of industry experience and Ms. Yakes has nine years of industry experience. Ms. Prince-Fox and Mr. Brundige became portfolio managers of the Fund on August 4, 2014. Ms. Prince-Fox has 34 years of industry experience and Mr. Brundige has 24 years of industry experience.

For the 12 Months Ended June 30, 2017

WRA Wilshire Global Allocation Fund (Class A shares at net asset value)	8.19%
WRA Wilshire Global Allocation Fund (Class A shares including sales charges)	2.02%

Benchmark(s) and/or Lipper Category



Nathan Palmer

S&P 500 Index* (generally reflects the performance of large- and medium-sized U.S. stocks)	17.90%
MSCI ACWI Index (generally reflects the performance of stocks in developed and emerging market countries)	18.78%
Barclays U.S. Aggregate Bond Index* (generally reflects the performance of most U.S.-traded investment grade bonds)	-0.31%
Barclays U.S. Treasury Bills: 1-3 Month Index* (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.45%
Bloomberg Barclays Multiverse USD Hedged Index (generally reflects the performance of global bond markets across investment grade and high yield securities)	0.25%
65% MSCI ACWI / 35% Bloomberg Barclays Multiverse USD Hedged Index (generally reflects the performance of a custom blend of global stock markets across developed and emerging market countries, and global bond markets across investment grade and high yield securities)	11.99%
Lipper Alternative Global Macro Funds Universe Average* (generally reflects the performance of the universe of funds with similar investment objectives)	5.23%
Lipper Flexible Portfolio Funds Universe (generally reflects the performance of the universe of funds with similar investment objectives)	9.61%



Anthony Wicklund

Multiple indexes are shown because the Fund invests in multiple asset classes.

* Indexes that were used to compare Fund performance prior to change in strategy.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The Fund's performance prior to May 18, 2017, reflects its former strategy; its performance may have differed if the Fund's current strategy had been in place. The performance discussion below is at net asset value.



Elizabeth Yakes

Calming after turbulent year

The fiscal year ended June 30, 2017, began after a rather dramatic snapback in global equity markets took hold, following an early 2016 sell-off. Leadership in growth stocks initially gave way to the value style of investing throughout the global equity market, but the growth style of investing then came back in favor for the remainder of the fiscal year. Emerging market equities picked up steam as China's bid to re-energize its economy gained a foothold with a renewed focus on infrastructure investment and accelerating credit growth. Emerging market equities in general gained strength as investors showed less concern about the trajectory of economic growth and potential U.S. trade policy changes. Steady improvement in U.S.

employment and other economic indicators as well as improving, if somewhat volatile, energy prices supported overall confidence in improving global trade and associated commodity prices.

The U.K. referendum as the fiscal year began that gave the country approval to leave the European Union, or "Brexit," proved to be only a distraction, with the British pound incorporating the requisite adjustment and the rest of the globe continuing its march. European markets took a further turn for the better after the election of Emmanuel Macron as president of France along with a potentially reform-minded legislature.

While the bitterly contested U.S. presidential election process proved worrisome to markets, the election outcome itself was a catalyst for higher equity prices — as elections historically have been. Despite an initial dash upward in interest rates and financial stocks, and strengthening employment, three interest rate hikes by the Federal Reserve and the combined dovish attitudes of the European Central Bank and the Bank of Japan have kept yield curves in check as the fiscal year came to a close.

Moving to a new structure

The Fund reported a positive return for the fiscal year. The Fund trailed the returns of its U.S. and global equities benchmark indexes but outperformed its fixed income benchmarks (including the benchmarks related to the Fund's original strategy and the benchmarks following the Fund's change in investment strategy). The Fund's return outperformed the Lipper peer group average that was matched with its original strategy, but slightly trailed the Lipper peer group average related to its new investment strategy.

The Fund was renamed and changed its investment strategy late in the fiscal year to operate as a "fund of funds," allocating assets among affiliated equity and fixed income mutual funds, which funds, in turn, have the ability to invest in domestic and/or foreign asset classes. The Fund ended the quarter with about 37% allocated to fixed income products, about 26% allocated to domestic equity products and about 37% allocated to foreign equity and global real estate products.

Among the underlying affiliated mutual funds, Ivy International Core Equity Fund was the largest allocation at the close of the fiscal year at about 26%, followed by Ivy Advantus Bond Fund at about 10%.

At quarter end, the largest contributors to performance were the Fund's allocations to Ivy Value Fund, Ivy International Core Equity Fund and Ivy Emerging Markets Equity Fund. Although Ivy International Core Equity Fund and Ivy Emerging Markets Equity Fund were top performance contributors to the Fund on an absolute basis, our decision to overweight international equities in general was a mild detractor to performance as international equities lagged domestic equities during the time period Wilshire managed the portfolio.

The private investment portion of the Fund's portfolio — which is the only remaining component of the Fund invested in individual securities following the renaming and change in investment objective and strategy — was a headwind for the fiscal year overall, despite positive developments for our largest investment, the parent company of Formula One. The acquisition of Delta Topco Limited (Formula One) by Liberty Media Corporation was announced in the third quarter of 2016. At the closing of that acquisition in the second half of the fiscal year, the Fund received a combination of cash, exchangeable redeemable notes issued by Delta Topco Limited, and restricted shares of Liberty Media Corporation's Series C Liberty Formula One non-voting common stock (FWONK). We were pleased to see the Formula One deal close during the fiscal year. We are confident in the new management team at Liberty Media Corporation and that team's ability to exploit what we believe is untapped potential of the Formula One franchise on a global scale.

Looking for growth ahead

The Fund's allowable allocation ranges are wide, but we anticipate equity investments will range from 45-85% and fixed income investments will range from 15-55% during most market environments. The Fund's long-term strategic target is a 65% allocation to equities and 35% to global fixed income.

Although global equities have experienced a recent rise in valuations from their lows, we do not anticipate a global recession in the near term. Most of the world's major economies are either continuing their slow expansion or accelerating their growth in gross domestic product. Coupled with generally accommodative central bank policies, we think this backdrop means most asset classes are likely to avoid a steep, short-term drawdown.

In the current investment environment, we believe the most compelling investment opportunities include foreign equities. We continue to overweight foreign developed and emerging market equities relative to U.S. equities.

Within fixed income, we favor credit issues over government securities. Although we have become somewhat more optimistic regarding foreign fixed income versus domestic issues, we continue to prefer U.S. fixed income over the extremely low yields offered in most foreign developed markets.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The ability of the Fund to meet its investment objective depends both on the allocation of its assets among the underlying funds and the ability of those funds to meet their respective investment objectives. The Fund's share price will likely change daily based on the performance of the underlying funds in which it invests. In general, the Fund is subject to the same risks as those of the underlying funds it holds.

Although asset allocation among different underlying funds and asset categories generally tends to limit risk and exposure to any one underlying fund, the risk remains that the allocation of assets may skew toward an underlying fund that performs poorly relative to the Fund's other investments, or to the market as a whole, which would result in the Fund performing poorly.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Investing in companies involved in one specified sector, country or market capitalization may be more risky and volatile than an investment with greater diversification. The Fund attempts to diversify by investing in a variety of underlying funds, however, certain funds may have correlated risks that are not foreseen or unintended.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Underlying affiliated funds consist of WADDELL & REED ADVISORS FUNDS[SM] mutual funds, or IVY FUNDS® mutual funds, distributed by Ivy Distributors, Inc., an affiliate of Waddell & Reed, Inc.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Wilshire Global Allocation Fund's performance.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Wilshire Global Allocation Fund – Asset Allocation

Ivy International Core Equity Fund, Class N	26.3%
Ivy Advantus Bond Fund, Class N	9.9%
Ivy Emerging Markets Equity Fund, Class N	7.6%
Ivy Value Fund, Class N	7.2%
Ivy Large Cap Growth Fund, Class N	7.0%
Ivy Pictet Targeted Return Bond Fund, Class N	6.4%
Waddell & Reed Advisors Bond Fund, Class Y	5.9%
Ivy Apollo Strategic Income Fund, Class N	4.9%
Ivy Core Equity Fund, Class N	4.5%
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	3.5%
Ivy PineBridge High Yield Fund, Class N	3.0%
Ivy LaSalle Global Real Estate Fund, Class I	2.5%
Waddell & Reed Advisors Government Securities Fund, Class Y	2.0%
Ivy Mid Cap Income Opportunities Fund, Class N	2.0%
Ivy Mid Cap Growth Fund, Class N	2.0%
Ivy Small Cap Growth Fund, Class N	1.6%
Ivy Small Cap Core Fund, Class N	1.5%
Stocks	0.9%
Consumer Discretionary	0.9%
Bonds	0.8%
Corporate Debt Securities	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Lipper Rankings

Category: Lipper Flexible Portfolio Funds	Rank	Percentile
1 Year	387/633	62
3 Year	432/463	94
5 Year	247/356	70
10 Year	37/163	23

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective May 18, 2017, the name of Asset Strategy Fund has changed to Wilshire Global Allocation Fund.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

WILSHIRE GLOBAL ALLOCATION FUND[a]



Wilshire Global Allocation Fund, Class A Shares[1]	$15,186
65% MSCI ACWI Index/35% Bloomberg Barclays Multiverse USD Hedged Index[2]	$15,349
MSCI ACWI Index	$14,396
Bloomberg Barclays Multiverse USD Hedged Index	$15,724
S&P 500 Index*	$20,008
Bloomberg Barclays U.S. Aggregate Bond Index*	$15,497
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index*	$10,516

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 65% MSCI ACWI Index and 35% Bloomberg Barclays Multiverse USD Hedged Index.

Average Annual Total Return[3]	Class A[4]	Class B[5]	Class C	Class Y
1-year period ended 6–30–17	2.02%	3.17%	7.24%	8.61%
5-year period ended 6–30–17	3.96%	3.98%	4.32%	5.52%
10-year period ended 6–30–17	4.27%	4.12%	4.04%	5.22%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(4)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(5)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

a)Effective May 18, 2017, the name of Asset Strategy Fund has changed to Wilshire Global Allocation Fund.

* Indexes that were used to compare Fund performance prior to change in investment strategy. The Fund's performance prior to May 18, 2017, reflects its former investment strategy; its performance may have differed if the Fund's current investment strategy had been in place.

CONSOLIDATED SCHEDULE OF INVESTMENTS

WILSHIRE GLOBAL ALLOCATION FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)(D)	—* $	—
Leisure Products – 0.1%		
Media Group Holdings LLC, Series H (A)(B)(C)(D)(E)	73	341
Media Group Holdings LLC, Series T (A)(B)(C)(D)(E)	9	1,719
		2,060
Movies & Entertainment – 0.8%		
Liberty Media Corp., Class C (A)(B)(E)	406	13,397
Total Consumer Discretionary – 0.9%		15,457
TOTAL COMMON STOCKS – 0.9%		$ 15,457

(Cost: $80,603)

AFFILIATED MUTUAL FUNDS		
Ivy Advantus Bond Fund, Class N	16,066	172,545
Ivy Apollo Strategic Income Fund, Class N	8,427	86,297
Ivy Core Equity Fund, Class N	5,119	78,111
Ivy Emerging Markets Equity Fund, Class N (A)	7,170	133,357
Ivy International Core Equity Fund, Class N	23,974	459,815
Ivy Large Cap Growth Fund, Class N	5,794	121,506
Ivy LaSalle Global Real Estate Fund, Class I	4,163	43,623
Ivy Mid Cap Growth Fund, Class N	1,507	35,641
Ivy Mid Cap Income Opportunities Fund, Class N	2,769	35,173
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N (A)	6,536	61,051

AFFILIATED MUTUAL FUNDS (Continued)	Shares	Value
Ivy Pictet Targeted Return Bond Fund, Class N	11,139	$ 111,950
Ivy PineBridge High Yield Fund, Class N (A)	5,157	51,617
Ivy Small Cap Core Fund, Class N	1,380	26,891
Ivy Small Cap Growth Fund, Class N	1,160	27,045
Ivy Value Fund, Class N	5,370	125,598
Waddell & Reed Advisors Bond Fund, Class Y	16,536	103,347
Waddell & Reed Advisors Government Securities Fund, Class Y	6,324	34,404
TOTAL AFFILIATED MUTUAL FUNDS – 97.8%		$1,707,971

(Cost: $1,686,036)

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Leisure Facilities – 0.1%		
Circuit of the Americas LLC, Series D, 0.000%, 12–31–20 (D)(F)	$ 7,285	2,700
Movies & Entertainment – 0.7%		
Delta Topco Ltd. (2.000% Cash or 2.000% PIK), 2.000%, 7–23–19 (B)(E)(G)	7,964	11,758
Total Consumer Discretionary – 0.8%		14,458
TOTAL CORPORATE DEBT SECURITIES – 0.8%		$ 14,458

(Cost: $14,663)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (H) – 0.5%		
Exxon Mobil Corp., 1.070%, 7–5–17	$3,272	$ 3,272
Federal Home Loan Bank, 0.700%, 7–3–17	3,250	3,250
Kroger Co. (The), 1.300%, 7–3–17	1,711	1,711
		8,233
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7–5–17 (I)	2,191	2,191
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 10,424

(Cost: $10,423)

TOTAL INVESTMENT SECURITIES – 100.1%		$1,748,310

(Cost: $1,791,725)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(2,079)
NET ASSETS – 100.0%		$1,746,231

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted securities. At June 30, 2017, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Liberty Media Corp., Class C	1–23–17	406	$ 10,569	$13,397
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	73	50,896	341
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	9	19,138	1,719
		Principal		
Delta Topco Ltd. (2.000% Cash or 2.000% PIK), 2.000%, 07–23–19	1–23–17	$7,964	9,069	11,758
			$ 89,672	$27,215

The total value of these securities represented 1.6% of net assets at June 30, 2017.

JUNE 30, 2017

(C) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E) Securities whose value was determined using significant unobservable inputs.

(F) Zero coupon bond.

(G) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(H) Rate shown is the yield to maturity at June 30, 2017.

(I) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$15,457
Affiliated Mutual Funds	1,707,971	—	—
Corporate Debt Securities	—	2,700	11,758
Short-Term Securities	—	10,424	—
Total	$1,707,971	$13,124	$27,215

During the year ended June 30, 2017, there were no transfers between any levels.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 7–1–16	$30,693	$103,913
Net realized gain (loss)	(49,838)	(899)
Net change in unrealized appreciation (depreciation)	37,270	5,208
Purchases	29,481	9,068
Sales	(32,149)	(105,532)
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 6–30–17	$15,457	$11,758
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–17	$(11,813)	$2,690

JUNE 30, 2017

Information about Level 3 fair value measurements:

	Fair Value at 6-30-17	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 1,719	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	17.34%
			Illiquidity discount	10%
	341	Discounted book value	Discount Factor	77%
			Illiquidity discount	10%
	13,397	Discounted closing exchange price	Illiquidity discount	10%
Corporate Debt Securities . . .	$ 11,758	Discounted closing exchange price	Illiquidity discount	10%

Significant increases in long-term growth rate inputs could result in a higher fair value measurement. However, significant increases in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

During the year ended June 30, 2017, securities totaling $3,637 changed valuation techniques from a blended methodology of discounted cash flows model and a transaction approach to a discounted book value approach. The change in valuation techniques is primarily due to the discounted book value approach more closely reflecting current market participant assumptions.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
PIK = Payment in Kind

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES WADDELL & REED ADVISORS FUNDS

AS OF JUNE 30, 2017

(In thousands, except per share amounts)	Accumulative Fund	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund	New Concepts Fund
ASSETS							
Investments in unaffiliated securities at value+	$1,396,803	$1,462,994	$ 3,818,663	$568,538	$ 210,819	$ 607,437	$ 1,679,846
Investments at Value	1,396,803	1,462,994	3,818,663	568,538	210,819	607,437	1,679,846
Cash	38	1	1	1	1	1	2
Cash denominated in foreign currencies at value+	—	—	—	—	—	1,118	—
Investment securities sold receivable	42,306	2,436	93,528	1,775	3,805	12,086	15,577
Dividends and interest receivable	930	3,885	1,462	803	116	977	655
Capital shares sold receivable	278	1,138	1,200	152	228	165	502
Receivable from affiliates	94	301	11	—	—	77	299
Prepaid and other assets	64	63	94	43	30	51	51
Total Assets	1,440,513	1,470,818	3,914,959	571,312	214,999	621,912	1,696,932
LIABILITIES							
Investment securities purchased payable	10,125	9,691	75,102	—	—	6,988	14,233
Capital shares redeemed payable	3,232	5,121	9,234	1,493	584	1,013	3,453
Independent Trustees and Chief Compliance Officer fees payable	455	266	1,179	80	23	200	319
Distribution and service fees payable	7	6	19	3	1	2	8
Shareholder servicing payable	266	330	765	155	101	168	444
Investment management fee payable	27	27	66	11	5	14	39
Accounting services fee payable	22	22	22	13	7	14	22
Variation margin payable	4	—	—	—	—	—	—
Written options at value+	308	—	—	—	—	—	—
Other liabilities	37	60	73	8	5	24	29
Total Liabilities	14,483	15,523	86,460	1,763	726	8,423	18,547
Total Net Assets	$1,426,030	$1,455,295	$3,828,499	$569,549	$214,273	$ 613,489	$1,678,385
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 1,132,861	$ 1,262,277	$3,028,258	$ 419,440	$ 232,136	$ 486,347	$ 1,231,143
Undistributed (distributions in excess of) net investment income	2,465	9,602	11,271	1,846	421	1,246	(2,618)
Accumulated net realized gain (loss)	67,904	56,348	125,304	24,356	(34,871)	23,519	28,687
Net unrealized appreciation	222,800	127,068	663,666	123,907	16,587	102,377	421,173
Total Net Assets	$1,426,030	$1,455,295	$3,828,499	$569,549	$214,273	$ 613,489	$1,678,385
CAPITAL SHARES OUTSTANDING:							
Class A	113,676	86,626	429,664	20,726	11,798	28,171	101,483
Class B	257	321	1,186	118	36	45	597
Class C	630	1,547	3,650	431	205	110	1,200
Class Y	26,648	61,262	164,047	15,158	6,946	20,445	49,253
NET ASSET VALUE PER SHARE:							
Class A	$10.09	$9.72	$6.39	$15.64	$11.08	$12.53	$10.61
Class B	$8.49	$9.56	$5.23	$15.15	$9.66	$10.91	$7.17
Class C	$8.70	$9.66	$5.38	$15.33	$10.12	$11.49	$7.52
Class Y	$10.16	$9.72	$6.43	$15.64	$11.68	$12.65	$11.95
+COST							
Investments in unaffiliated securities at cost	$ 1,173,932	$1,335,926	$ 3,154,997	$ 444,631	$194,232	$505,069	$ 1,258,673
Cash denominated in foreign currencies at cost	—	—	—	—	—	1,114	—
Written options premiums received at cost	169	—	—	—	—	—	—

See Accompanying Notes to Financial Statements.

2017 ANNUAL REPORT 101

AS OF JUNE 30, 2017

(In thousands, except per share amounts)	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund	Wilshire Global Allocation Fund[1][2]
ASSETS						
Investments in unaffiliated securities at value+	$3,293,935	$ 915,822	$ 391,561	$ 821,053	$ 1,649,914	$ 35,579
Investments in affiliated securities at value+	198,490	—	—	—	—	1,712,731
Investments at Value	3,492,425	915,822	391,561	821,053	1,649,914	1,748,310
Cash	—	1	2	1	1	102
Investment securities sold receivable	8,299	3,356	8,555	3,986	—	1,349
Dividends and interest receivable	2,102	183	235	1,545	786	512
Capital shares sold receivable	1,156	578	364	278	994	476
Receivable from affiliates	1	106	—	96	107	931
Unrealized appreciation on swap agreements	—	2,331	—	—	—	—
Prepaid and other assets	65	28	36	32	66	48
Total Assets	3,504,048	922,405	400,753	826,991	1,651,868	1,751,728
LIABILITIES						
Investment securities purchased payable	—	5,511	4,747	7,686	—	—
Capital shares redeemed payable	7,462	1,691	582	1,960	2,629	4,461
Independent Trustees and Chief Compliance Officer fees payable	611	183	28	115	410	383
Overdraft due to custodian	4	—	—	—	—	—
Distribution and service fees payable	19	5	1	2	8	8
Shareholder servicing payable	730	272	85	211	346	565
Investment management fee payable	78	21	7	16	31	3
Accounting services fee payable	22	18	11	18	21	14
Written options at value+	176	—	—	335	—	—
Other liabilities	52	26	6	24	39	63
Total Liabilities	9,154	7,727	5,467	10,367	3,484	5,497
Total Net Assets	$3,494,894	$ 914,678	$395,286	$816,624	$1,648,384	$1,746,231
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$ 1,730,341	$ 559,014	$250,026	$630,099	$ 1,013,902	$1,670,951
Undistributed (distributions in excess of) net investment income	(8,770)	(2,522)	(27)	4,141	887	15,241
Accumulated net realized gain	193,018	86,921	19,195	18,552	61,326	103,434
Net unrealized appreciation (depreciation)	1,580,305	271,265	126,092	163,832	572,269	(43,395)
Total Net Assets	$3,494,894	$ 914,678	$395,286	$816,624	$1,648,384	$1,746,231
CAPITAL SHARES OUTSTANDING:						
Class A	170,911	36,454	11,936	21,709	107,786	125,825
Class B	900	287	18	88	387	1,288
Class C	1,759	604	341	326	972	3,248
Class Y	42,740	13,678	8,798	30,222	47,671	72,305
NET ASSET VALUE PER SHARE:						
Class A	$15.82	$17.34	$18.78	$15.56	$10.31	$8.59
Class B	$10.90	$12.35	$15.74	$14.41	$7.22	$8.07
Class C	$11.12	$13.37	$15.78	$14.71	$7.46	$8.15
Class Y	$17.84	$19.82	$18.81	$15.65	$11.05	$8.70
+COST						
Investments in unaffiliated securities at cost	$ 1,731,317	$646,898	$265,469	$ 657,418	$ 1,077,645	$ 30,061
Investments in affiliated securities at cost	181,447	—	—	—	—	1,761,664
Written options premiums received at cost	820	—	—	532	—	—

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).
(2) Effective May 18, 2017, the Fund's name changed from Asset Strategy Fund to Wilshire Global Allocation Fund.

See Accompanying Notes to Financial Statements.

WADDELL & REED ADVISORS FUNDS

FOR THE YEAR ENDED JUNE 30, 2017

(In thousands)	Accumulative Fund	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund	New Concepts Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 21,462	$ 21,110	$ 57,237	$ 14,499	$ 1,962	$ 9,768	$ 13,798
Foreign dividend withholding tax	(172)	(444)	(519)	(185)	(42)	(671)	—
Interest and amortization from unaffiliated securities	229	18,130	477	286	26	195	216
Total Investment Income	21,519	38,796	57,195	14,600	1,946	9,292	14,014
EXPENSES							
Investment management fee	9,770	10,352	24,433	4,073	2,184	5,258	13,775
Distribution and service fees:							
Class A	2,841	2,166	6,978	822	411	876	2,591
Class B	27	35	75	21	6	6	47
Class C	56	151	200	66	26	13	86
Shareholder servicing:							
Class A	1,476	1,451	4,011	747	584	821	2,197
Class B	18	22	49	15	7	6	34
Class C	20	45	77	21	13	8	40
Class Y	495	1,099	1,830	434	177	462	1,058
Registration fees	90	109	110	74	79	80	94
Custodian fees	33	26	56	17	16	62	29
Independent Trustees and Chief Compliance Officer fees	152	124	417	43	17	67	140
Accounting services fee	260	259	260	162	94	166	260
Professional fees	70	72	146	37	28	65	71
Other	88	91	209	33	31	63	97
Total Expenses	15,396	16,002	38,851	6,565	3,673	7,953	20,519
Less:							
Expenses in excess of limit	(387)	(351)	(189)	—	—	(125)	(349)
Total Net Expenses	15,009	15,651	38,662	6,565	3,673	7,828	20,170
Net Investment Income (Loss)	6,510	23,145	18,533	8,035	(1,727)	1,464	(6,156)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	94,838	90,994	273,001	42,947	(2,393)	35,648	67,974
Futures contracts	(2,898)	—	—	—	—	—	—
Written options	5,982	1,439	—	—	—	—	901
Forward foreign currency contracts	—	—	—	—	—	1,794	—
Foreign currency exchange transactions	(15)	—	—	3	—*	(44)	9
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	82,335	4,701	107,440	9,109	(25,859)	51,579	197,185
Futures contracts	258	—	—	—	—	—	—
Written options	425	(433)	—	—	—	—	1,990
Forward foreign currency contracts	—	—	—	—	—	(54)	—
Foreign currency exchange transactions	13	—	—	—	—*	55	—
Net Realized and Unrealized Gain (Loss)	180,938	96,701	380,441	52,059	(28,252)	88,978	268,059
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 187,448	$ 119,846	$ 398,974	$ 60,094	$ (29,979)	$ 90,442	$ 261,903

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

WADDELL & REED ADVISORS FUNDS

FOR THE YEAR ENDED JUNE 30, 2017

(In thousands)	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund	Wilshire Global Allocation Fund[1][2]
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 20,228	$ 4,061	$ 4,061	$ 18,593	$ 18,032	$ 19,325
Dividends from affiliated securities	—	—	—	—	—	1,687
Foreign dividend withholding tax	(455)	(14)	(23)	(251)	(37)	(530)
Interest and amortization from unaffiliated securities	1,324	326	53	199	147	4,947
Interest and amortization from affiliated securities	1,104	—	—	—	—	205
Total Investment Income	22,201	4,373	4,091	18,541	18,142	25,634
EXPENSES						
Investment management fee	26,989	7,252	2,514	5,574	10,817	11,870
Distribution and service fees:						
Class A	6,302	1,469	543	818	2,693	2,988
Class B	109	40	3	15	33	134
Class C	180	76	56	46	69	299
Shareholder servicing:						
Class A	3,818	1,420	198	734	1,723	3,115
Class B	63	29	1	12	21	92
Class C	82	30	13	17	28	106
Class Y	1,318	479	286	824	852	1,219
Registration fees	116	84	82	75	104	92
Custodian fees	59	27	12	18	26	126
Independent Trustees and Chief Compliance Officer fees	274	73	24	62	150	172
Accounting services fee	260	216	128	208	260	255
Professional fees	123	52	32	51	69	915
Other	174	58	18	53	92	295
Total Expenses	39,867	11,305	3,910	8,507	16,937	21,678
Less:						
Expenses in excess of limit	(51)	(147)	(30)	(115)	(182)	(956)
Total Net Expenses	39,816	11,158	3,880	8,392	16,755	20,722
Net Investment Income (Loss)	(17,615)	(6,785)	211	10,149	1,387	4,912
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	110,113	112,054	21,281	29,412	101,519	184,504
Investments in affiliated securities	109,615	—	—	—	—	(9,267)
Futures contracts	—	—	—	—	—	1,950
Written options	5,055	(216)	—	733	—	715
Swap agreements	—	1,878	—	—	—	6,005
Forward foreign currency contracts	—	—	—	—	—	2,032
Foreign currency exchange transactions	(11)	(3)	—	—	—	349
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	797,723	75,317	33,942	104,771	178,212	(60,305)
Investments in affiliated securities	(159,783)	—	—	—	—	17,632
Written options	(58)	—	—	755	—	(11)
Swap agreements	—	3,526	—	—	—	—
Forward foreign currency contracts	—	—	—	—	—	(110)
Foreign currency exchange transactions	4	—	—	—	—	55
Net Realized and Unrealized Gain	862,658	192,556	55,223	135,671	279,731	143,549
Net Increase in Net Assets Resulting from Operations	$845,043	$ 185,771	$55,434	$145,820	$ 281,118	$ 148,461

(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).
(2) Effective May 18, 2017, the Fund's name changed from Asset Strategy Fund to Wilshire Global Allocation Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund		Continental Income Fund		Core Investment Fund	
	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 6,510	$ 8,270	$ 23,145	$ 19,464	$ 18,533	$ 10,630
Net realized gain on investments	97,907	92,615	92,433	34,486	273,001	165,989
Net change in unrealized appreciation (depreciation)	83,031	(160,128)	4,268	(89,914)	107,440	(273,702)
Net Increase (Decrease) in Net Assets Resulting from Operations	187,448	(59,243)	119,846	(35,964)	398,974	(97,083)
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,942)	(9,937)	(11,619)	(15,966)	(10,965)	(7,883)
Class B	—	—	(10)	(8)	—	—
Class C	—	—	(57)	(47)	—	—
Class Y	(1,279)	(56)	(9,949)	(60)	(6,763)	(322)
Net realized gains:						
Class A	(46,954)	(189,974)	(20,393)	(112,896)	(131,844)	(510,845)
Class B	(130)	(578)	(86)	(323)	(443)	(1,447)
Class C	(258)	(880)	(358)	(1,205)	(1,107)	(2,903)
Class Y	(11,787)	(686)	(15,172)	(315)	(51,051)	(12,170)
Total Distributions to Shareholders	(64,350)	(202,111)	(57,644)	(130,820)	(202,173)	(535,570)
Capital Share Transactions	(111,185)	213,677	(141,141)	172,705	(242,192)	61,432
Net Increase (Decrease) in Net Assets	11,913	(47,677)	(78,939)	5,921	(45,391)	(571,221)
Net Assets, Beginning of Period	1,414,117	1,461,794	1,534,234	1,528,313	3,873,890	4,445,111
Net Assets, End of Period	$1,426,030	$ 1,414,117	$1,455,295	$1,534,234	$3,828,499	$3,873,890
Undistributed net investment income	$ 2,465	$ 1,191	$ 9,602	$ 2,525	$ 11,271	$ 10,466

See Accompanying Notes to Financial Statements.

(In thousands)	Dividend Opportunities Fund		Energy Fund		Global Growth Fund	
	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 8,035	$ 5,660	$ (1,727)	$ (914)	$ 1,464	$ (1,001)
Net realized gain (loss) on investments	42,950	18,012	(2,393)	(23,206)	37,398	(13,918)
Net change in unrealized appreciation (depreciation)	9,109	(18,887)	(25,859)	(3,638)	51,580	(32,631)
Net Increase (Decrease) in Net Assets Resulting from Operations	60,094	4,785	(29,979)	(27,758)	90,442	(47,550)
Distributions to Shareholders From:						
Net investment income:						
Class A	(4,954)	(5,289)	—	—	—	—
Class B	(2)	—	—	—	—	—
Class C	(44)	—	—	—	—	—
Class Y	(4,404)	(58)	—	—	—	—
Net realized gains:						
Class A	(15,105)	(68,088)	—	—	—	(30,429)
Class B	(104)	(395)	—	—	—	(60)
Class C	(314)	(864)	—	—	—	(89)
Class Y	(11,476)	(579)	—	—	—	(3,888)
Total Distributions to Shareholders	(36,403)	(75,273)	—	—	—	(34,466)
Capital Share Transactions	(27,774)	(3,406)	(4,112)	4,517	(88,960)	43,962
Net Increase (Decrease) in Net Assets	(4,083)	(73,894)	(34,091)	(23,241)	1,482	(38,054)
Net Assets, Beginning of Period	573,632	647,526	248,364	271,605	612,007	650,061
Net Assets, End of Period	$569,549	$573,632	$ 214,273	$248,364	$613,489	$612,007
Undistributed (distributions in excess of) net investment income	$ 1,846	$ 1,902	$ 421	$ (398)	$ 1,246	$ (174)

See Accompanying Notes to Financial Statements.

(In thousands)	New Concepts Fund		Science and Technology Fund		Small Cap Fund	
	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment loss	$ (6,156)	$ (4,383)	$ (17,615)	$ (25,881)	$ (6,785)	$ (6,224)
Net realized gain (loss) on investments	68,884	65,956	224,772	(24,616)	113,713	46,071
Net change in unrealized appreciation (depreciation)	199,175	(204,153)	637,886	(555,343)	78,843	(84,402)
Net Increase (Decrease) in Net Assets Resulting from Operations	261,903	(142,580)	845,043	(605,840)	185,771	(44,555)
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Net realized gains:						
Class A	(34,627)	(165,760)	—	(243,084)	(29,063)	(104,487)
Class B	(239)	(790)	—	(1,569)	(289)	(937)
Class C	(397)	(1,138)	—	(1,873)	(470)	(1,312)
Class Y	(17,718)	(7,550)	—	(8,474)	(11,025)	(2,612)
Total Distributions to Shareholders	(52,981)	(175,238)	—	(255,000)	(40,847)	(109,348)
Capital Share Transactions	(150,975)	14,878	(377,185)	74,479	(32,641)	56,992
Net Increase (Decrease) in Net Assets	57,947	(302,940)	467,858	(786,361)	112,283	(96,911)
Net Assets, Beginning of Period	1,620,438	1,923,378	3,027,036	3,813,397	802,395	899,306
Net Assets, End of Period	$1,678,385	$1,620,438	$3,494,894	$3,027,036	$ 914,678	$802,395
Distributions in excess of net investment income	$ (2,618)	$ (6,129)	$ (8,770)	$ (11,158)	$ (2,522)	$ (7,166)

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS WADDELL & REED ADVISORS FUNDS

(In thousands)	Tax-Managed Equity Fund		Value Fund	
	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 211	$ (964)	$ 10,149	$ 7,223
Net realized gain on investments	21,281	10,867	30,145	35,626
Net change in unrealized appreciation (depreciation)	33,942	(20,968)	105,526	(92,207)
Net Increase (Decrease) in Net Assets Resulting from Operations	55,434	(11,065)	145,820	(49,358)
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	(8,349)	(2,432)
Class B	—	—	(25)	—
Class C	—	—	(85)	—
Class Y	—	—	(13,066)	(72)
Net realized gains:				
Class A	(5,067)	(29,002)	—	(108,591)
Class B	(9)	(40)	—	(328)
Class C	(160)	(474)	—	(718)
Class Y	(3,907)	—	—	(2,183)
Total Distributions to Shareholders	(9,143)	(29,516)	(21,525)	(114,324)
Capital Share Transactions	(31,245)	55,524	(53,174)	(6,342)
Net Increase (Decrease) in Net Assets	15,046	14,943	71,121	(170,024)
Net Assets, Beginning of Period	380,240	365,297	745,503	915,527
Net Assets, End of Period	$395,286	$380,240	$816,624	$745,503
Undistributed (distributions in excess of) net investment income	$ (27)	$ (440)	$ 4,141	$ 15,445

See Accompanying Notes to Financial Statements.

(In thousands)	Vanguard Fund		Wilshire Global Allocation Fund[1][2]	
	Year ended 6-30-17	Year ended 6-30-16	Year ended 6-30-17	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 1,387	$ (548)	$ 4,912	$ 6,309
Net realized gain (loss) on investments	101,519	106,928	186,288	(144,374)
Net change in unrealized appreciation (depreciation)	178,212	(151,511)	(42,739)	(187,220)
Net Increase (Decrease) in Net Assets Resulting from Operations	281,118	(45,131)	148,461	(325,285)
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Net realized gains:				
Class A	(66,766)	(138,289)	—	—
Class B	(282)	(551)	—	—
Class C	(551)	(798)	—	—
Class Y	(29,386)	(8,305)	—	—
Total Distributions to Shareholders	(96,985)	(147,943)	—	—
Capital Share Transactions	(46,617)	168,445	(628,337)	(617,385)
Net Increase (Decrease) in Net Assets	137,516	(24,629)	(479,876)	(942,670)
Net Assets, Beginning of Period	1,510,868	1,535,497	2,226,107	3,168,777
Net Assets, End of Period	$1,648,384	$1,510,868	$ 1,746,231	$2,226,107
Undistributed (distributions in excess of) net investment income	$ 887	$ (357)	$ 15,241	$ 37,422

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).
(2) Effective May 18, 2017, the Fund's name changed from Asset Strategy Fund to Wilshire Global Allocation Fund.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$ 9.27	$ 0.04	$ 1.22	$ 1.26	$(0.03)	$ (0.41)	$(0.44)
Year ended 6-30-2016	11.19	0.06	(0.48)	(0.42)	(0.07)	(1.43)	(1.50)
Year ended 6-30-2015	11.74	0.04	1.24	1.28	(0.02)	(1.81)	(1.83)
Year ended 6-30-2014	9.18	0.02	2.57	2.59	(0.03)	—*	(0.03)
Year ended 6-30-2013	7.87	0.07	1.29	1.36	(0.05)	—	(0.05)
Class B Shares[4]							
Year ended 6-30-2017	7.91	(0.06)	1.03	0.97	—	(0.39)	(0.39)
Year ended 6-30-2016	9.75	(0.05)	(0.42)	(0.47)	—	(1.37)	(1.37)
Year ended 6-30-2015	10.41	(0.09)	1.09	1.00	—	(1.66)	(1.66)
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Year ended 6-30-2013	7.10	(0.04)	1.16	1.12	—*	—	—*
Class C Shares							
Year ended 6-30-2017	8.08	(0.05)	1.06	1.01	—	(0.39)	(0.39)
Year ended 6-30-2016	9.93	(0.03)	(0.43)	(0.46)	—	(1.39)	(1.39)
Year ended 6-30-2015	10.59	(0.06)	1.10	1.04	—	(1.70)	(1.70)
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Year ended 6-30-2013	7.19	(0.02)	1.18	1.16	(0.01)	—	(0.01)
Class Y Shares							
Year ended 6-30-2017	9.32	0.06	1.23	1.29	(0.04)	(0.41)	(0.45)
Year ended 6-30-2016	11.26	0.06	(0.46)	(0.40)	(0.11)	(1.43)	(1.54)
Year ended 6-30-2015	11.80	0.06	1.26	1.32	(0.05)	(1.81)	(1.86)
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Year ended 6-30-2013	7.90	0.09	1.30	1.39	(0.06)	—	(0.06)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$10.09	14.02%	$ 1,148	1.09%	0.42%	1.11%	0.40%	102%
Year ended 6-30-2016	9.27	-3.99	1,125	1.07	0.59	1.12	0.54	102
Year ended 6-30-2015	11.19	12.19	1,447	1.06	0.32	1.11	0.27	113
Year ended 6-30-2014	11.74	28.26	1,329	1.10	0.19	1.15	0.14	104
Year ended 6-30-2013	9.18	17.31	1,125	1.15	0.79	1.20	0.74	87
Class B Shares[4]								
Year ended 6-30-2017	8.49	12.62	2	2.29	-0.78	2.41	-0.90	102
Year ended 6-30-2016	7.91	-5.17	3	2.28	-0.62	2.31	-0.65	102
Year ended 6-30-2015	9.75	10.88	4	2.26	-0.89	2.29	-0.92	113
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Year ended 6-30-2013	8.22	15.79	6	2.47	-0.53	2.51	-0.57	87
Class C Shares								
Year ended 6-30-2017	8.70	12.96	5	2.06	-0.55	2.09	-0.58	102
Year ended 6-30-2016	8.08	-4.97	6	2.04	-0.38	2.07	-0.41	102
Year ended 6-30-2015	9.93	11.07	6	2.02	-0.64	2.05	-0.67	113
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Year ended 6-30-2013	8.34	16.16	5	2.18	-0.24	2.21	-0.27	87
Class Y Shares								
Year ended 6-30-2017	10.16	14.28	271	0.87	0.64	0.91	0.60	102
Year ended 6-30-2016	9.32	-3.81	280	0.83	0.75	0.86	0.72	102
Year ended 6-30-2015	11.26	12.48	5	0.84	0.56	0.87	0.53	113
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Year ended 6-30-2013	9.23	17.65	3	0.86	1.09	0.90	1.05	87

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$ 9.33	$ 0.14	$ 0.61	$ 0.75	$ (0.13)	$(0.23)	$(0.36)
Year ended 6-30-2016	10.44	0.13	(0.36)	(0.23)	(0.11)	(0.77)	(0.88)
Year ended 6-30-2015	10.55	0.09	0.28	0.37	(0.07)	(0.41)	(0.48)
Year ended 6-30-2014	9.33	0.08	1.69	1.77	(0.07)	(0.48)	(0.55)
Year ended 6-30-2013	8.70	0.11	1.04	1.15	(0.11)	(0.41)	(0.52)
Class B Shares[4]							
Year ended 6-30-2017	9.19	0.03	0.60	0.63	(0.03)	(0.23)	(0.26)
Year ended 6-30-2016	10.30	0.02	(0.36)	(0.34)	(0.02)	(0.75)	(0.77)
Year ended 6-30-2015	10.46	(0.02)	0.27	0.25	—	(0.41)	(0.41)
Year ended 6-30-2014	9.27	(0.03)	1.69	1.66	—	(0.47)	(0.47)
Year ended 6-30-2013	8.67	0.01	1.02	1.03	(0.03)	(0.40)	(0.43)
Class C Shares							
Year ended 6-30-2017	9.26	0.05	0.61	0.66	(0.03)	(0.23)	(0.26)
Year ended 6-30-2016	10.38	0.04	(0.36)	(0.32)	(0.03)	(0.77)	(0.80)
Year ended 6-30-2015	10.51	0.00	0.28	0.28	—	(0.41)	(0.41)
Year ended 6-30-2014	9.30	(0.01)	1.70	1.69	—	(0.48)	(0.48)
Year ended 6-30-2013	8.68	0.03	1.04	1.07	(0.04)	(0.41)	(0.45)
Class Y Shares							
Year ended 6-30-2017	9.33	0.16	0.61	0.77	(0.15)	(0.23)	(0.38)
Year ended 6-30-2016	10.45	0.06	(0.27)	(0.21)	(0.14)	(0.77)	(0.91)
Year ended 6-30-2015	10.56	0.12	0.28	0.40	(0.10)	(0.41)	(0.51)
Year ended 6-30-2014	9.33	0.10	1.71	1.81	(0.10)	(0.48)	(0.58)
Year ended 6-30-2013	8.70	0.13	1.04	1.17	(0.13)	(0.41)	(0.54)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$ 9.72	8.17%	$ 841	1.12%	1.45%	1.14%	1.43%	52%
Year ended 6-30-2016	9.33	-2.29	879	1.15	1.30	1.16	1.29	51
Year ended 6-30-2015	10.44	3.62	1,502	1.14	0.87	1.15	0.86	38
Year ended 6-30-2014	10.55	19.49	1,302	1.16	0.75	1.18	0.73	34
Year ended 6-30-2013	9.33	13.72	840	1.18	1.19	1.20	1.17	49
Class B Shares[4]								
Year ended 6-30-2017	9.56	6.88	3	2.29	0.27	2.36	0.20	52
Year ended 6-30-2016	9.19	-3.46	4	2.26	0.19	2.27	0.18	51
Year ended 6-30-2015	10.30	2.49	5	2.21	-0.21	2.22	-0.22	38
Year ended 6-30-2014	10.46	18.24	5	2.27	-0.35	2.29	-0.37	34
Year ended 6-30-2013	9.27	12.50	6	2.34	0.06	2.36	0.04	49
Class C Shares								
Year ended 6-30-2017	9.66	7.28	14	2.00	0.56	2.02	0.54	52
Year ended 6-30-2016	9.26	-3.20	15	2.00	0.45	2.01	0.44	51
Year ended 6-30-2015	10.38	2.77	16	1.98	0.03	1.99	0.02	38
Year ended 6-30-2014	10.51	18.59	16	2.00	-0.08	2.02	-0.10	34
Year ended 6-30-2013	9.30	12.74	10	2.06	0.32	2.08	0.30	49
Class Y Shares								
Year ended 6-30-2017	9.72	8.41	597	0.88	1.66	0.90	1.64	52
Year ended 6-30-2016	9.33	-2.11	636	0.84	0.94	0.85	0.93	51
Year ended 6-30-2015	10.45	3.91	5	0.86	1.13	0.87	1.12	38
Year ended 6-30-2014	10.56	19.92	7	0.88	1.04	0.90	1.02	34
Year ended 6-30-2013	9.33	14.04	6	0.89	1.49	0.91	1.47	49

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CORE INVESTMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$6.09	$ 0.03	$0.60	$0.63	$(0.03)	$(0.30)	$(0.33)
Year ended 6-30-2016	7.13	0.02	(0.16)	(0.14)	(0.01)	(0.89)	(0.90)
Year ended 6-30-2015	7.72	0.02	0.26	0.28	(0.02)	(0.85)	(0.87)
Year ended 6-30-2014	7.02	0.03	1.77	1.80	(0.03)	(1.07)	(1.10)
Year ended 6-30-2013	6.30	0.04	1.12	1.16	(0.03)	(0.41)	(0.44)
Class B Shares[4]							
Year ended 6-30-2017	5.06	(0.04)	0.51	0.47	—	(0.30)	(0.30)
Year ended 6-30-2016	6.08	(0.05)	(0.14)	(0.19)	—	(0.83)	(0.83)
Year ended 6-30-2015	6.71	(0.06)	0.22	0.16	—	(0.79)	(0.79)
Year ended 6-30-2014	6.23	(0.05)	1.55	1.50	—	(1.02)	(1.02)
Year ended 6-30-2013	5.66	(0.04)	1.01	0.97	—	(0.40)	(0.40)
Class C Shares							
Year ended 6-30-2017	5.19	(0.03)	0.52	0.49	—	(0.30)	(0.30)
Year ended 6-30-2016	6.21	(0.04)	(0.14)	(0.18)	—	(0.84)	(0.84)
Year ended 6-30-2015	6.83	(0.04)	0.22	0.18	—	(0.80)	(0.80)
Year ended 6-30-2014	6.33	(0.04)	1.58	1.54	—	(1.04)	(1.04)
Year ended 6-30-2013	5.74	(0.03)	1.02	0.99	—	(0.40)	(0.40)
Class Y Shares							
Year ended 6-30-2017	6.12	0.04	0.61	0.65	(0.04)	(0.30)	(0.34)
Year ended 6-30-2016	7.17	0.04	(0.18)	(0.14)	(0.02)	(0.89)	(0.91)
Year ended 6-30-2015	7.76	0.04	0.26	0.30	(0.04)	(0.85)	(0.89)
Year ended 6-30-2014	7.05	0.05	1.78	1.83	(0.05)	(1.07)	(1.12)
Year ended 6-30-2013	6.32	0.06	1.13	1.19	(0.05)	(0.41)	(0.46)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$6.39	10.58%	$ 2,747	1.05%	0.42%	1.05%	0.42%	102%
Year ended 6-30-2016	6.09	-2.06	2,777	1.04	0.26	1.05	0.25	52
Year ended 6-30-2015	7.13	3.89	4,313	1.02	0.28	1.03	0.27	64
Year ended 6-30-2014	7.72	27.42	4,296	1.04	0.39	1.06	0.37	52
Year ended 6-30-2013	7.02	19.22	3,354	1.09	0.56	1.11	0.54	68
Class B Shares[4]								
Year ended 6-30-2017	5.23	9.51	6	2.23	-0.77	2.31	-0.85	102
Year ended 6-30-2016	5.06	-3.32	8	2.21	-0.93	2.22	-0.94	52
Year ended 6-30-2015	6.08	2.64	12	2.17	-0.88	2.18	-0.89	64
Year ended 6-30-2014	6.71	25.88	15	2.21	-0.78	2.22	-0.79	52
Year ended 6-30-2013	6.23	17.90	15	2.34	-0.68	2.36	-0.70	68
Class C Shares								
Year ended 6-30-2017	5.38	9.67	19	2.01	-0.54	2.04	-0.57	102
Year ended 6-30-2016	5.19	-3.05	20	2.00	-0.71	2.01	-0.72	52
Year ended 6-30-2015	6.21	2.94	22	1.96	-0.66	1.97	-0.67	64
Year ended 6-30-2014	6.83	26.08	22	1.99	-0.56	2.00	-0.57	52
Year ended 6-30-2013	6.33	18.15	17	2.07	-0.41	2.09	-0.43	68
Class Y Shares								
Year ended 6-30-2017	6.43	10.95	1,056	0.82	0.64	0.83	0.63	102
Year ended 6-30-2016	6.12	-1.96	1,069	0.78	0.60	0.79	0.59	52
Year ended 6-30-2015	7.17	4.12	98	0.78	0.53	0.79	0.52	64
Year ended 6-30-2014	7.76	27.80	87	0.79	0.65	0.80	0.64	52
Year ended 6-30-2013	7.05	19.67	83	0.80	0.85	0.82	0.83	68

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$15.03	$ 0.20	$ 1.35	$ 1.55	$(0.23)	$ (0.71)	$(0.94)
Year ended 6-30-2016	16.99	0.15	0.02	0.17	(0.15)	(1.98)	(2.13)
Year ended 6-30-2015	19.98	0.20	0.04	0.24	(0.21)	(3.02)	(3.23)
Year ended 6-30-2014	17.17	0.20	3.83	4.03	(0.18)	(1.04)	(1.22)
Year ended 6-30-2013	14.85	0.21	2.31	2.52	(0.20)	—	(0.20)
Class B Shares[3]							
Year ended 6-30-2017	14.56	0.00*	1.31	1.31	(0.01)	(0.71)	(0.72)
Year ended 6-30-2016	16.56	(0.03)	0.01	(0.02)	—	(1.98)	(1.98)
Year ended 6-30-2015	19.56	0.00*	0.04	0.04	(0.02)	(3.02)	(3.04)
Year ended 6-30-2014	16.88	(0.01)	3.75	3.74	(0.02)	(1.04)	(1.06)
Year ended 6-30-2013	14.64	0.03	2.28	2.31	(0.07)	—	(0.07)
Class C Shares							
Year ended 6-30-2017	14.75	0.06	1.33	1.39	(0.10)	(0.71)	(0.81)
Year ended 6-30-2016	16.70	0.02	0.01	0.03	—	(1.98)	(1.98)
Year ended 6-30-2015	19.67	0.04	0.06	0.10	(0.05)	(3.02)	(3.07)
Year ended 6-30-2014	16.95	0.04	3.77	3.81	(0.05)	(1.04)	(1.09)
Year ended 6-30-2013	14.69	0.07	2.29	2.36	(0.10)	—	(0.10)
Class Y Shares							
Year ended 6-30-2017	15.03	0.23	1.37	1.60	(0.28)	(0.71)	(0.99)
Year ended 6-30-2016	17.00	0.47	(0.26)	0.21	(0.20)	(1.98)	(2.18)
Year ended 6-30-2015	19.99	0.26	0.04	0.30	(0.27)	(3.02)	(3.29)
Year ended 6-30-2014	17.18	0.25	3.83	4.08	(0.23)	(1.04)	(1.27)
Year ended 6-30-2013	14.85	0.28	2.31	2.59	(0.26)	—	(0.26)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2017	$15.64	10.73%	$324	1.24%	1.33%	55%
Year ended 6-30-2016	15.03	1.26	331	1.25	0.95	40
Year ended 6-30-2015	16.99	1.20	631	1.23	1.08	40
Year ended 6-30-2014	19.98	24.30	698	1.26	1.05	47
Year ended 6-30-2013	17.17	17.11	686	1.29	1.33	36
Class B Shares[3]						
Year ended 6-30-2017	15.15	9.32	2	2.48	0.03	55
Year ended 6-30-2016	14.56	0.06	2	2.41	-0.19	40
Year ended 6-30-2015	16.56	0.11	4	2.33	-0.02	40
Year ended 6-30-2014	19.56	22.91	6	2.39	-0.07	47
Year ended 6-30-2013	16.88	15.81	7	2.48	0.17	36
Class C Shares						
Year ended 6-30-2017	15.33	9.77	7	2.08	0.44	55
Year ended 6-30-2016	14.75	0.38	7	2.07	0.15	40
Year ended 6-30-2015	16.70	0.43	8	2.06	0.24	40
Year ended 6-30-2014	19.67	23.20	9	2.11	0.20	47
Year ended 6-30-2013	16.95	16.17	9	2.17	0.46	36
Class Y Shares						
Year ended 6-30-2017	15.64	11.05	237	0.94	1.49	55
Year ended 6-30-2016	15.03	1.56	234	0.82	3.92	40
Year ended 6-30-2015	17.00	1.53	5	0.90	1.40	40
Year ended 6-30-2014	19.99	24.68	2	0.95	1.32	47
Year ended 6-30-2013	17.18	17.63	2	0.89	1.71	36

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$12.55	$ (0.11)	$ (1.36)	$ (1.47)	$—	$—	$—
Year ended 6-30-2016	14.13	(0.05)	(1.53)	(1.58)	—	—	—
Year ended 6-30-2015	18.81	(0.06)	(4.62)	(4.68)	—	—	—
Year ended 6-30-2014	13.72	(0.09)	5.18	5.09	—	—	—
Year ended 6-30-2013	11.21	(0.08)	2.59	2.51	—	—	—
Class B Shares[3]							
Year ended 6-30-2017	11.12	(0.28)	(1.18)	(1.46)	—	—	—
Year ended 6-30-2016	12.71	(0.20)	(1.39)	(1.59)	—	—	—
Year ended 6-30-2015	17.13	(0.23)	(4.19)	(4.42)	—	—	—
Year ended 6-30-2014	12.65	(0.25)	4.73	4.48	—	—	—
Year ended 6-30-2013	10.47	(0.22)	2.40	2.18	—	—	—
Class C Shares							
Year ended 6-30-2017	11.57	(0.21)	(1.24)	(1.45)	—	—	—
Year ended 6-30-2016	13.12	(0.14)	(1.41)	(1.55)	—	—	—
Year ended 6-30-2015	17.61	(0.18)	(4.31)	(4.49)	—	—	—
Year ended 6-30-2014	12.96	(0.21)	4.86	4.65	—	—	—
Year ended 6-30-2013	10.68	(0.18)	2.46	2.28	—	—	—
Class Y Shares							
Year ended 6-30-2017	13.18	(0.06)	(1.44)	(1.50)	—	—	—
Year ended 6-30-2016	14.76	(0.02)	(1.56)	(1.58)	—	—	—
Year ended 6-30-2015	19.55	0.01	(4.80)	(4.79)	—	—	—
Year ended 6-30-2014	14.20	(0.01)	5.36	5.35	—	—	—
Year ended 6-30-2013	11.53	(0.01)	2.68	2.67	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2017	$ 11.08	-11.71%	$ 131	1.56%	-0.80%	32%
Year ended 6-30-2016	12.55	-11.18	158	1.64	-0.39	47
Year ended 6-30-2015	14.13	-24.88	265	1.55	-0.38	24
Year ended 6-30-2014	18.81	37.00	299	1.57	-0.54	43
Year ended 6-30-2013	13.72	22.48	208	1.66	-0.62	22
Class B Shares[3]						
Year ended 6-30-2017	9.66	-13.13	—*	3.13	-2.37	32
Year ended 6-30-2016	11.12	-12.51	1	3.14	-1.88	47
Year ended 6-30-2015	12.71	-25.80	1	2.81	-1.64	24
Year ended 6-30-2014	17.13	35.41	2	2.78	-1.75	43
Year ended 6-30-2013	12.65	20.82	3	2.93	-1.88	22
Class C Shares						
Year ended 6-30-2017	10.12	-12.53	2	2.48	-1.72	32
Year ended 6-30-2016	11.57	-11.81	2	2.58	-1.34	47
Year ended 6-30-2015	13.12	-25.50	3	2.43	-1.25	24
Year ended 6-30-2014	17.61	35.77	4	2.42	-1.40	43
Year ended 6-30-2013	12.96	21.44	3	2.52	-1.47	22
Class Y Shares						
Year ended 6-30-2017	11.68	-11.38	81	1.15	-0.40	32
Year ended 6-30-2016	13.18	-10.70	87	1.10	-0.19	47
Year ended 6-30-2015	14.76	-24.50	3	1.09	0.08	24
Year ended 6-30-2014	19.55	37.68	4	1.09	-0.06	43
Year ended 6-30-2013	14.20	23.16	2	1.10	-0.06	22

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$10.84	$ 0.01	$ 1.68	$ 1.69	$ —	$ —	$ —
Year ended 6-30-2016	12.34	(0.02)	(0.84)	(0.86)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.93	0.03	(0.13)	(0.10)	(0.05)	(0.44)	(0.49)
Year ended 6-30-2014	10.51	0.08	2.52	2.60	(0.18)	—	(0.18)
Year ended 6-30-2013	9.24	0.09	1.20	1.29	(0.02)	—	(0.02)
Class B Shares[4]							
Year ended 6-30-2017	9.57	(0.15)	1.49	1.34	—	—	—
Year ended 6-30-2016	11.13	(0.18)	(0.74)	(0.92)	—	(0.64)	(0.64)
Year ended 6-30-2015	11.83	(0.14)	(0.12)	(0.26)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.60	(0.08)	2.31	2.23	—	—	—
Year ended 6-30-2013	8.54	(0.06)	1.12	1.06	—	—	—
Class C Shares							
Year ended 6-30-2017	10.05	(0.11)	1.55	1.44	—	—	—
Year ended 6-30-2016	11.62	(0.14)	(0.79)	(0.93)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.28	(0.09)	(0.13)	(0.22)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.97	(0.05)	2.40	2.35	(0.04)	—	(0.04)
Year ended 6-30-2013	8.84	(0.02)	1.15	1.13	—	—	—
Class Y Shares							
Year ended 6-30-2017	10.91	0.05	1.69	1.74	—	—	—
Year ended 6-30-2016	12.37	0.02	(0.84)	(0.82)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.95	0.08	(0.14)	(0.06)	(0.08)	(0.44)	(0.52)
Year ended 6-30-2014	10.52	0.12	2.53	2.65	(0.22)	—	(0.22)
Year ended 6-30-2013	9.26	0.13	1.21	1.34	(0.08)	—	(0.08)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$12.53	15.59%	$353	1.41%	0.10%	1.42%	0.09%	83%
Year ended 6-30-2016	10.84	-7.24	348	1.39	-0.19	1.42	-0.22	44
Year ended 6-30-2015	12.34	-0.59	571	1.39	0.24	1.42	0.21	72
Year ended 6-30-2014	12.93	24.81	572	1.42	0.65	1.45	0.62	49
Year ended 6-30-2013	10.51	14.04	464	1.46	0.89	1.49	0.86	44
Class B Shares[4]								
Year ended 6-30-2017	10.91	14.00	—*	2.86	-1.43	2.99	-1.56	83
Year ended 6-30-2016	9.57	-8.60	1	2.85	-1.73	2.88	-1.76	44
Year ended 6-30-2015	11.13	-2.06	1	2.83	-1.27	2.86	-1.30	72
Year ended 6-30-2014	11.83	23.24	2	2.76	-0.77	2.79	-0.80	49
Year ended 6-30-2013	9.60	12.41	2	2.91	-0.63	2.94	-0.66	44
Class C Shares								
Year ended 6-30-2017	11.49	14.33	1	2.55	-1.06	2.57	-1.08	83
Year ended 6-30-2016	10.05	-8.32	1	2.49	-1.34	2.52	-1.37	44
Year ended 6-30-2015	11.62	-1.65	2	2.42	-0.80	2.45	-0.83	72
Year ended 6-30-2014	12.28	23.59	2	2.49	-0.47	2.52	-0.50	49
Year ended 6-30-2013	9.97	12.78	2	2.52	-0.24	2.55	-0.27	44
Class Y Shares								
Year ended 6-30-2017	12.65	15.95	259	1.06	0.43	1.10	0.39	83
Year ended 6-30-2016	10.91	-6.89	262	1.03	0.15	1.06	0.12	44
Year ended 6-30-2015	12.37	-0.30	76	1.04	0.63	1.07	0.60	72
Year ended 6-30-2014	12.95	25.45	59	1.05	0.97	1.08	0.94	49
Year ended 6-30-2013	10.52	14.46	55	1.05	1.30	1.08	1.27	44

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$ 9.36	$(0.05)	$ 1.63	$ 1.58	$—	$(0.33)	$(0.33)
Year ended 6-30-2016	11.25	(0.03)	(0.81)	(0.84)	—	(1.05)	(1.05)
Year ended 6-30-2015	12.06	(0.06)	0.88	0.82	—	(1.63)	(1.63)
Year ended 6-30-2014	10.93	(0.08)	2.43	2.35	—	(1.22)	(1.22)
Year ended 6-30-2013	9.53	(0.06)	1.87	1.81	—	(0.41)	(0.41)
Class B Shares[4]							
Year ended 6-30-2017	6.51	(0.11)	1.10	0.99	—	(0.33)	(0.33)
Year ended 6-30-2016	8.15	(0.10)	(0.58)	(0.68)	—	(0.96)	(0.96)
Year ended 6-30-2015	9.22	(0.14)	0.64	0.50	—	(1.57)	(1.57)
Year ended 6-30-2014	8.65	(0.17)	1.91	1.74	—	(1.17)	(1.17)
Year ended 6-30-2013	7.71	(0.15)	1.50	1.35	—	(0.41)	(0.41)
Class C Shares							
Year ended 6-30-2017	6.80	(0.10)	1.15	1.05	—	(0.33)	(0.33)
Year ended 6-30-2016	8.47	(0.09)	(0.61)	(0.70)	—	(0.97)	(0.97)
Year ended 6-30-2015	9.51	(0.13)	0.67	0.54	—	(1.58)	(1.58)
Year ended 6-30-2014	8.89	(0.15)	1.95	1.80	—	(1.18)	(1.18)
Year ended 6-30-2013	7.89	(0.13)	1.54	1.41	—	(0.41)	(0.41)
Class Y Shares							
Year ended 6-30-2017	10.48	(0.02)	1.82	1.80	—	(0.33)	(0.33)
Year ended 6-30-2016	12.46	0.01	(0.90)	(0.89)	—	(1.09)	(1.09)
Year ended 6-30-2015	13.17	(0.03)	0.97	0.94	—	(1.65)	(1.65)
Year ended 6-30-2014	11.82	(0.04)	2.63	2.59	—	(1.24)	(1.24)
Year ended 6-30-2013	10.23	(0.02)	2.02	2.00	—	(0.41)	(0.41)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$ 10.61	17.26%	$1,077	1.32%	-0.47%	1.35%	-0.50%	26%
Year ended 6-30-2016	9.36	-7.25	1,015	1.37	-0.27	1.38	-0.28	40
Year ended 6-30-2015	11.25	7.51	1,816	1.34	-0.53	1.35	-0.54	33
Year ended 6-30-2014	12.06	22.44	1,764	1.36	-0.67	1.37	-0.68	51
Year ended 6-30-2013	10.93	19.55	1,476	1.41	-0.61	1.42	-0.62	38
Class B Shares[4]								
Year ended 6-30-2017	7.17	15.72	4	2.53	-1.66	2.59	-1.72	26
Year ended 6-30-2016	6.51	-8.22	5	2.53	-1.43	2.54	-1.44	40
Year ended 6-30-2015	8.15	6.28	7	2.47	-1.66	2.48	-1.67	33
Year ended 6-30-2014	9.22	21.04	9	2.50	-1.80	2.51	-1.81	51
Year ended 6-30-2013	8.65	18.30	11	2.62	-1.81	2.63	-1.82	38
Class C Shares								
Year ended 6-30-2017	7.52	15.93	9	2.32	-1.47	2.34	-1.49	26
Year ended 6-30-2016	6.80	-8.07	8	2.32	-1.23	2.33	-1.24	40
Year ended 6-30-2015	8.47	6.50	11	2.25	-1.44	2.26	-1.45	33
Year ended 6-30-2014	9.51	21.31	12	2.27	-1.58	2.28	-1.59	51
Year ended 6-30-2013	8.89	18.52	11	2.35	-1.54	2.37	-1.56	38
Class Y Shares								
Year ended 6-30-2017	11.95	17.52	588	1.04	-0.18	1.07	-0.21	26
Year ended 6-30-2016	10.48	-6.91	592	1.02	0.14	1.03	0.13	40
Year ended 6-30-2015	12.46	7.86	89	1.01	-0.21	1.02	-0.22	33
Year ended 6-30-2014	13.17	22.82	83	1.02	-0.32	1.03	-0.33	51
Year ended 6-30-2013	11.82	20.08	80	1.02	-0.22	1.03	-0.23	38

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$12.22	$(0.08)	$ 3.68	$ 3.60	$—	$ —	$ —
Year ended 6-30-2016	15.70	(0.11)	(2.30)	(2.41)	—	(1.07)	(1.07)
Year ended 6-30-2015	16.85	(0.11)	0.42	0.31	—	(1.46)	(1.46)
Year ended 6-30-2014	13.55	(0.09)	4.75	4.66	—	(1.36)	(1.36)
Year ended 6-30-2013	10.45	(0.08)	3.41	3.33	—	(0.23)	(0.23)
Class B Shares[4]							
Year ended 6-30-2017	8.52	(0.17)	2.55	2.38	—	—	—
Year ended 6-30-2016	11.42	(0.18)	(1.65)	(1.83)	—	(1.07)	(1.07)
Year ended 6-30-2015	12.78	(0.20)	0.30	0.10	—	(1.46)	(1.46)
Year ended 6-30-2014	10.65	(0.20)	3.69	3.49	—	(1.36)	(1.36)
Year ended 6-30-2013	8.36	(0.17)	2.69	2.52	—	(0.23)	(0.23)
Class C Shares							
Year ended 6-30-2017	8.68	(0.16)	2.60	2.44	—	—	—
Year ended 6-30-2016	11.60	(0.17)	(1.68)	(1.85)	—	(1.07)	(1.07)
Year ended 6-30-2015	12.95	(0.19)	0.30	0.11	—	(1.46)	(1.46)
Year ended 6-30-2014	10.77	(0.19)	3.73	3.54	—	(1.36)	(1.36)
Year ended 6-30-2013	8.43	(0.16)	2.73	2.57	—	(0.23)	(0.23)
Class Y Shares							
Year ended 6-30-2017	13.75	(0.06)	4.15	4.09	—	—	—
Year ended 6-30-2016	17.48	(0.06)	(2.60)	(2.66)	—	(1.07)	(1.07)
Year ended 6-30-2015	18.55	(0.07)	0.46	0.39	—	(1.46)	(1.46)
Year ended 6-30-2014	14.76	(0.05)	5.20	5.15	—	(1.36)	(1.36)
Year ended 6-30-2013	11.33	(0.04)	3.70	3.66	—	(0.23)	(0.23)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$15.82	29.46%	$2,703	1.25%	-0.58%	1.25%	-0.58%	22%
Year ended 6-30-2016	12.22	-16.09	2,302	1.27	-0.78	1.28	-0.79	9
Year ended 6-30-2015	15.70	2.28	3,638	1.24	-0.67	1.24	-0.67	29
Year ended 6-30-2014	16.85	35.51	3,736	1.26	-0.58	1.26	-0.58	41
Year ended 6-30-2013	13.55	32.42	2,763	1.32	-0.67	1.33	-0.68	50
Class B Shares[4]								
Year ended 6-30-2017	10.90	27.93	10	2.41	-1.75	2.42	-1.76	22
Year ended 6-30-2016	8.52	-17.08	11	2.37	-1.89	2.38	-1.90	9
Year ended 6-30-2015	11.42	1.30	18	2.30	-1.73	2.30	-1.73	29
Year ended 6-30-2014	12.78	34.10	23	2.32	-1.66	2.32	-1.66	41
Year ended 6-30-2013	10.65	30.81	23	2.49	-1.84	2.50	-1.85	50
Class C Shares								
Year ended 6-30-2017	11.12	28.11	20	2.31	-1.63	2.31	-1.63	22
Year ended 6-30-2016	8.68	-16.99	16	2.28	-1.78	2.29	-1.79	9
Year ended 6-30-2015	11.60	1.36	21	2.20	-1.62	2.20	-1.62	29
Year ended 6-30-2014	12.95	34.20	22	2.19	-1.52	2.19	-1.52	41
Year ended 6-30-2013	10.77	31.15	16	2.31	-1.66	2.32	-1.67	50
Class Y Shares								
Year ended 6-30-2017	17.84	29.74	762	1.03	-0.36	1.03	-0.36	22
Year ended 6-30-2016	13.75	-15.87	698	0.99	-0.43	1.00	-0.44	9
Year ended 6-30-2015	17.48	2.51	136	0.99	-0.41	0.99	-0.41	29
Year ended 6-30-2014	18.55	35.93	136	0.99	-0.32	0.99	-0.32	41
Year ended 6-30-2013	14.76	32.81	99	1.01	-0.35	1.02	-0.36	50

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$14.68	$ (0.14)	$ 3.61	$ 3.47	$—	$ (0.81)	$ (0.81)
Year ended 6-30-2016	17.73	(0.12)	(0.75)	(0.87)	—	(2.18)	(2.18)
Year ended 6-30-2015	17.91	(0.13)	1.41	1.28	—	(1.46)	(1.46)
Year ended 6-30-2014	16.87	(0.19)	3.85	3.66	—	(2.62)	(2.62)
Year ended 6-30-2013	14.70	(0.15)	3.08	2.93	—	(0.76)	(0.76)
Class B Shares[4]							
Year ended 6-30-2017	10.78	(0.23)	2.61	2.38	—	(0.81)	(0.81)
Year ended 6-30-2016	13.78	(0.22)	(0.60)	(0.82)	—	(2.18)	(2.18)
Year ended 6-30-2015	14.39	(0.25)	1.10	0.85	—	(1.46)	(1.46)
Year ended 6-30-2014	14.09	(0.31)	3.16	2.85	—	(2.55)	(2.55)
Year ended 6-30-2013	12.54	(0.28)	2.59	2.31	—	(0.76)	(0.76)
Class C Shares							
Year ended 6-30-2017	11.58	(0.22)	2.82	2.60	—	(0.81)	(0.81)
Year ended 6-30-2016	14.59	(0.19)	(0.64)	(0.83)	—	(2.18)	(2.18)
Year ended 6-30-2015	15.11	(0.23)	1.17	0.94	—	(1.46)	(1.46)
Year ended 6-30-2014	14.66	(0.28)	3.29	3.01	—	(2.56)	(2.56)
Year ended 6-30-2013	12.97	(0.24)	2.69	2.45	—	(0.76)	(0.76)
Class Y Shares							
Year ended 6-30-2017	16.63	(0.10)	4.10	4.00	—	(0.81)	(0.81)
Year ended 6-30-2016	19.71	(0.06)	(0.84)	(0.90)	—	(2.18)	(2.18)
Year ended 6-30-2015	19.71	(0.07)	1.57	1.50	—	(1.50)	(1.50)
Year ended 6-30-2014	18.30	(0.13)	4.20	4.07	—	(2.66)	(2.66)
Year ended 6-30-2013	15.81	(0.09)	3.34	3.25	—	(0.76)	(0.76)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$17.34	24.18%	$632	1.38%	-0.87%	1.40%	-0.89%	53%
Year ended 6-30-2016	14.68	-4.76	546	1.43	-0.76	1.45	-0.78	42
Year ended 6-30-2015	17.73	7.94	859	1.41	-0.75	1.43	-0.77	42
Year ended 6-30-2014	17.91	22.91	870	1.43	-1.04	1.45	-1.06	47
Year ended 6-30-2013	16.87	21.06	742	1.52	-0.98	1.54	-1.00	40
Class B Shares[4]								
Year ended 6-30-2017	12.35	22.76	4	2.54	-2.02	2.62	-2.10	53
Year ended 6-30-2016	10.78	-5.88	4	2.56	-1.89	2.58	-1.91	42
Year ended 6-30-2015	13.78	6.80	7	2.53	-1.87	2.55	-1.89	42
Year ended 6-30-2014	14.39	21.47	9	2.53	-2.14	2.55	-2.16	47
Year ended 6-30-2013	14.09	19.70	10	2.70	-2.15	2.72	-2.17	40
Class C Shares								
Year ended 6-30-2017	13.37	23.10	8	2.27	-1.76	2.30	-1.79	53
Year ended 6-30-2016	11.58	-5.60	7	2.26	-1.59	2.28	-1.61	42
Year ended 6-30-2015	14.59	7.09	9	2.24	-1.58	2.26	-1.60	42
Year ended 6-30-2014	15.11	21.82	10	2.25	-1.86	2.27	-1.88	47
Year ended 6-30-2013	14.66	20.14	10	2.34	-1.80	2.36	-1.82	40
Class Y Shares								
Year ended 6-30-2017	19.82	24.54	271	1.09	-0.58	1.10	-0.59	53
Year ended 6-30-2016	16.63	-4.42	245	1.03	-0.37	1.05	-0.39	42
Year ended 6-30-2015	19.71	8.37	24	1.03	-0.36	1.05	-0.38	42
Year ended 6-30-2014	19.71	23.39	19	1.04	-0.66	1.06	-0.68	47
Year ended 6-30-2013	18.30	21.62	34	1.05	-0.52	1.07	-0.54	40

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$16.67	$ 0.00*	$ 2.53	$ 2.53	$ —	$(0.42)	$(0.42)
Year ended 6-30-2016	18.61	(0.04)	(0.45)	(0.49)	—	(1.45)	(1.45)
Year ended 6-30-2015	17.66	0.00	2.21	2.21	—*	(1.26)	(1.26)
Year ended 6-30-2014	14.70	0.01	4.43	4.44	(0.01)	(1.47)	(1.48)
Year ended 6-30-2013	13.14	0.06	1.90	1.96	(0.05)	(0.35)	(0.40)
Class B Shares[4]							
Year ended 6-30-2017	14.20	(0.17)	2.13	1.96	—	(0.42)	(0.42)
Year ended 6-30-2016	16.06	(0.19)	(0.38)	(0.57)	—	(1.29)	(1.29)
Year ended 6-30-2015	15.55	(0.15)	1.92	1.77	—	(1.26)	(1.26)
Year ended 6-30-2014	13.09	(0.13)	3.92	3.79	—	(1.33)	(1.33)
Year ended 6-30-2013	11.82	(0.07)	1.69	1.62	—	(0.35)	(0.35)
Class C Shares							
Year ended 6-30-2017	14.20	(0.13)	2.13	2.00	—	(0.42)	(0.42)
Year ended 6-30-2016	16.06	(0.16)	(0.39)	(0.55)	—	(1.31)	(1.31)
Year ended 6-30-2015	15.54	(0.13)	1.91	1.78	—	(1.26)	(1.26)
Year ended 6-30-2014	13.08	(0.12)	3.94	3.82	—	(1.36)	(1.36)
Year ended 6-30-2013	11.80	(0.06)	1.69	1.63	—	(0.35)	(0.35)
Class Y Shares							
Year ended 6-30-2017	16.68	0.03	2.52	2.55	—	(0.42)	(0.42)
Year ended 6-30-2016[5]	16.92	0.00*	(0.24)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5) For the period from June 10, 2016 (commencement of operations of the class) through June 30, 2016.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended June 30, 2016.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$18.78	15.50%	$224	1.05%	0.01%	1.07%	-0.01%	50%
Year ended 6-30-2016	16.67	-2.94	212	1.07	-0.25	1.08	-0.26	39
Year ended 6-30-2015	18.61	13.14	360	1.06	0.02	1.08	0.00*	43
Year ended 6-30-2014	17.66	31.22	305	1.08	0.06	1.09	0.05	30
Year ended 6-30-2013	14.70	15.26	233	1.12	0.42	1.14	0.40	42
Class B Shares[4]								
Year ended 6-30-2017	15.74	14.17	—*	2.19	-1.16	—	—	50
Year ended 6-30-2016	14.20	-3.89	—*	2.11	-1.29	—	—	39
Year ended 6-30-2015	16.06	12.02	—*	2.05	-0.97	—	—	43
Year ended 6-30-2014	15.55	29.98	1	2.06	-0.92	—	—	30
Year ended 6-30-2013	13.09	14.02	1	2.16	-0.60	—	—	42
Class C Shares								
Year ended 6-30-2017	15.78	14.45	5	1.95	-0.90	—	—	50
Year ended 6-30-2016	14.20	-3.76	6	1.94	-1.11	—	—	39
Year ended 6-30-2015	16.06	12.10	5	1.93	-0.85	—	—	43
Year ended 6-30-2014	15.54	30.09	4	1.95	-0.81	—	—	30
Year ended 6-30-2013	13.08	14.21	3	2.03	-0.49	—	—	42
Class Y Shares								
Year ended 6-30-2017	18.81	15.62	166	0.90	0.15	—	—	50
Year ended 6-30-2016[5]	16.68	-1.42	162	0.74[6]	0.21[6]	—	—	39[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$13.28	$ 0.17	$ 2.49	$ 2.66	$(0.38)	$ —	$(0.38)
Year ended 6-30-2016	16.32	0.12	(0.97)	(0.85)	(0.05)	(2.14)	(2.19)
Year ended 6-30-2015	17.45	0.09	0.54	0.63	(0.05)	(1.71)	(1.76)
Year ended 6-30-2014	15.14	0.07	3.13	3.20	(0.04)	(0.85)	(0.89)
Year ended 6-30-2013	11.91	0.11	3.27	3.38	(0.15)	—	(0.15)
Class B Shares[4]							
Year ended 6-30-2017	12.34	(0.02)	2.31	2.29	(0.22)	—	(0.22)
Year ended 6-30-2016	15.31	(0.05)	(0.91)	(0.96)	—	(2.01)	(2.01)
Year ended 6-30-2015	16.48	(0.11)	0.52	0.41	—	(1.58)	(1.58)
Year ended 6-30-2014	14.40	(0.12)	2.98	2.86	—	(0.78)	(0.78)
Year ended 6-30-2013	11.35	(0.05)	3.11	3.06	(0.01)	—	(0.01)
Class C Shares							
Year ended 6-30-2017	12.59	0.03	2.35	2.38	(0.26)	—	(0.26)
Year ended 6-30-2016	15.57	0.00*	(0.93)	(0.93)	—	(2.05)	(2.05)
Year ended 6-30-2015	16.73	(0.06)	0.52	0.46	—	(1.62)	(1.62)
Year ended 6-30-2014	14.59	(0.08)	3.02	2.94	—	(0.80)	(0.80)
Year ended 6-30-2013	11.48	(0.01)	3.16	3.15	(0.04)	—	(0.04)
Class Y Shares							
Year ended 6-30-2017	13.35	0.21	2.51	2.72	(0.42)	—	(0.42)
Year ended 6-30-2016	16.40	0.46	(1.27)	(0.81)	(0.07)	(2.17)	(2.24)
Year ended 6-30-2015	17.53	0.15	0.54	0.69	(0.11)	(1.71)	(1.82)
Year ended 6-30-2014	15.21	0.12	3.14	3.26	(0.10)	(0.84)	(0.94)
Year ended 6-30-2013	11.96	0.17	3.28	3.45	(0.20)	—	(0.20)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$15.56	20.17%	$338	1.22%	1.12%	1.23%	1.11%	49%
Year ended 6-30-2016	13.28	-5.49	304	1.24	0.83	1.25	0.82	50
Year ended 6-30-2015	16.32	3.75	891	1.22	0.52	1.23	0.51	80
Year ended 6-30-2014	17.45	21.77	867	1.25	0.41	1.26	0.40	72
Year ended 6-30-2013	15.14	28.58	646	1.32	0.80	1.33	0.79	62
Class B Shares[4]								
Year ended 6-30-2017	14.41	18.67	1	2.49	-0.16	2.56	-0.23	49
Year ended 6-30-2016	12.34	-6.65	2	2.46	-0.37	2.47	-0.38	50
Year ended 6-30-2015	15.31	2.53	3	2.38	-0.66	2.39	-0.67	80
Year ended 6-30-2014	16.48	20.37	4	2.40	-0.75	2.41	-0.76	72
Year ended 6-30-2013	14.40	27.12	5	2.54	-0.38	2.55	-0.39	62
Class C Shares								
Year ended 6-30-2017	14.71	19.04	5	2.12	0.21	2.13	0.20	49
Year ended 6-30-2016	12.59	-6.28	4	2.11	0.01	2.12	0.00*	50
Year ended 6-30-2015	15.57	2.81	6	2.09	-0.36	2.10	-0.37	80
Year ended 6-30-2014	16.73	20.76	7	2.13	-0.48	2.14	-0.49	72
Year ended 6-30-2013	14.59	27.46	6	2.23	-0.10	2.24	-0.11	62
Class Y Shares								
Year ended 6-30-2017	15.65	20.58	473	0.92	1.40	0.94	1.38	49
Year ended 6-30-2016	13.35	-5.19	436	0.88	3.83	0.89	3.82	50
Year ended 6-30-2015	16.40	4.07	16	0.89	0.86	0.90	0.85	80
Year ended 6-30-2014	17.53	22.17	11	0.90	0.75	0.91	0.74	72
Year ended 6-30-2013	15.21	29.19	9	0.91	1.26	0.92	1.25	62

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$ 9.23	$ 0.00*	$ 1.71	$ 1.71	$ —	$(0.63)	$(0.63)
Year ended 6-30-2016	10.48	0.00*	(0.26)	(0.26)	—	(0.99)	(0.99)
Year ended 6-30-2015	10.39	(0.03)	1.26	1.23	—*	(1.14)	(1.14)
Year ended 6-30-2014	9.50	0.00*	2.62	2.62	—*	(1.73)	(1.73)
Year ended 6-30-2013	8.78	0.02	1.10	1.12	(0.01)	(0.39)	(0.40)
Class B Shares[4]							
Year ended 6-30-2017	6.68	(0.08)	1.22	1.14	—	(0.60)	(0.60)
Year ended 6-30-2016	7.90	(0.09)	(0.18)	(0.27)	—	(0.95)	(0.95)
Year ended 6-30-2015	8.15	(0.11)	0.96	0.85	—	(1.10)	(1.10)
Year ended 6-30-2014	7.81	(0.10)	2.13	2.03	—	(1.69)	(1.69)
Year ended 6-30-2013	7.37	(0.08)	0.91	0.83	—	(0.39)	(0.39)
Class C Shares							
Year ended 6-30-2017	6.88	(0.07)	1.25	1.18	—	(0.60)	(0.60)
Year ended 6-30-2016	8.09	(0.07)	(0.19)	(0.26)	—	(0.95)	(0.95)
Year ended 6-30-2015	8.31	(0.10)	0.98	0.88	—	(1.10)	(1.10)
Year ended 6-30-2014	7.93	(0.08)	2.15	2.07	—	(1.69)	(1.69)
Year ended 6-30-2013	7.45	(0.06)	0.93	0.87	—	(0.39)	(0.39)
Class Y Shares							
Year ended 6-30-2017	9.84	0.03	1.82	1.85	—	(0.64)	(0.64)
Year ended 6-30-2016	11.09	0.03	(0.27)	(0.24)	—	(1.01)	(1.01)
Year ended 6-30-2015	10.94	0.00*	1.32	1.32	(0.02)	(1.15)	(1.17)
Year ended 6-30-2014	9.91	0.03	2.75	2.78	(0.02)	(1.73)	(1.75)
Year ended 6-30-2013	9.13	0.05	1.15	1.20	(0.03)	(0.39)	(0.42)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$ 10.31	19.31%	$ 1,111	1.13%	0.01%	1.13%	0.01%	47%
Year ended 6-30-2016	9.23	-2.91	1,032	1.13	-0.04	1.15	-0.06	46
Year ended 6-30-2015	10.48	12.53	1,432	1.13	-0.25	1.15	-0.27	36
Year ended 6-30-2014	10.39	29.25	1,364	1.17	0.02	1.19	—	43
Year ended 6-30-2013	9.50	13.29	1,273	1.21	0.24	1.23	0.22	78
Class B Shares[4]								
Year ended 6-30-2017	7.22	18.09	3	2.30	-1.16	2.35	-1.21	47
Year ended 6-30-2016	6.68	-4.04	4	2.32	-1.25	2.34	-1.27	46
Year ended 6-30-2015	7.90	11.13	5	2.28	-1.40	2.30	-1.42	36
Year ended 6-30-2014	8.15	27.74	6	2.37	-1.19	2.39	-1.21	43
Year ended 6-30-2013	7.81	11.78	7	2.50	-1.06	2.52	-1.08	78
Class C Shares								
Year ended 6-30-2017	7.46	18.16	7	2.11	-0.90	2.13	-0.92	47
Year ended 6-30-2016	6.88	-3.79	6	2.09	-1.06	2.11	-1.08	46
Year ended 6-30-2015	8.09	11.40	6	2.08	-1.20	2.10	-1.22	36
Year ended 6-30-2014	8.31	27.91	6	2.16	-0.98	2.18	-1.00	43
Year ended 6-30-2013	7.93	12.20	6	2.26	-0.81	2.28	-0.83	78
Class Y Shares								
Year ended 6-30-2017	11.05	19.57	527	0.87	0.27	0.90	0.24	47
Year ended 6-30-2016	9.84	-2.59	469	0.85	0.26	0.87	0.24	46
Year ended 6-30-2015	11.09	12.76	92	0.85	0.02	0.87	0.00	36
Year ended 6-30-2014	10.94	29.65	86	0.86	0.33	0.88	0.31	43
Year ended 6-30-2013	9.91	13.64	80	0.86	0.57	0.88	0.55	78

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

WILSHIRE GLOBAL ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2017	$ 7.94	$ 0.01	$ 0.64	$ 0.65	$ —	$ —	$ —
Year ended 6-30-2016	8.88	0.02	(0.96)	(0.94)	—	—	—
Year ended 6-30-2015	11.66	0.08	(0.58)	(0.50)	(0.08)	(2.20)	(2.28)
Year ended 6-30-2014	10.21	0.09	1.91	2.00	(0.05)	(0.50)	(0.55)
Year ended 6-30-2013	8.96	0.13	1.34	1.47	(0.22)	—	(0.22)
Class B Shares[5]							
Year ended 6-30-2017	7.53	(0.07)	0.61	0.54	—	—	—
Year ended 6-30-2016	8.52	(0.07)	(0.92)	(0.99)	—	—	—
Year ended 6-30-2015	11.30	(0.02)	(0.56)	(0.58)	—*	(2.20)	(2.20)
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Year ended 6-30-2013	8.72	0.03	1.30	1.33	(0.09)	—	(0.09)
Class C Shares							
Year ended 6-30-2017	7.60	(0.05)	0.60	0.55	—	—	—
Year ended 6-30-2016	8.57	(0.05)	(0.92)	(0.97)	—	—	—
Year ended 6-30-2015	11.36	0.00	(0.57)	(0.57)	(0.02)	(2.20)	(2.22)
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Year ended 6-30-2013	8.75	0.05	1.30	1.35	(0.11)	—	(0.11)
Class Y Shares							
Year ended 6-30-2017	8.01	0.04	0.65	0.69	—	—	—
Year ended 6-30-2016	8.94	0.05	(0.98)	(0.93)	—	—	—
Year ended 6-30-2015	11.71	0.11	(0.58)	(0.47)	(0.10)	(2.20)	(2.30)
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Year ended 6-30-2013	9.01	0.15	1.35	1.50	(0.26)	—	(0.26)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2017	$ 8.59	8.19%	$1,080	1.16%	0.15%	1.21%	0.10%	156%
Year ended 6-30-2016	7.94	-10.59	1,370	1.16	0.25	1.16	0.25	64
Year ended 6-30-2015	8.88	-4.46	3,023	1.10	0.80	1.10	0.80	69
Year ended 6-30-2014	11.66	19.69	3,461	1.10	0.82	1.10	0.82	83
Year ended 6-30-2013	10.21	16.50	2,933	1.15	1.33	1.16	1.32	50
Class B Shares[5]								
Year ended 6-30-2017	8.07	7.17	10	2.23	-0.92	2.40	-1.09	156
Year ended 6-30-2016	7.53	-11.62	17	2.25	-0.85	2.25	-0.85	64
Year ended 6-30-2015	8.52	-5.40	30	2.11	-0.21	2.11	-0.21	69
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Year ended 6-30-2013	9.96	15.29	52	2.14	0.34	2.15	0.33	50
Class C Shares								
Year ended 6-30-2017	8.15	7.24	26	1.97	-0.65	2.06	-0.74	156
Year ended 6-30-2016	7.60	-11.32	34	2.01	-0.61	2.01	-0.61	64
Year ended 6-30-2015	8.57	-5.29	52	1.95	-0.04	1.95	-0.04	69
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Year ended 6-30-2013	9.99	15.48	66	1.97	0.51	1.98	0.50	50
Class Y Shares								
Year ended 6-30-2017	8.70	8.61	630	0.83	0.48	0.88	0.43	156
Year ended 6-30-2016	8.01	-10.40	805	0.83	0.63	0.83	0.63	64
Year ended 6-30-2015	8.94	-4.16	64	0.82	1.10	0.82	1.10	69
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Year ended 6-30-2013	10.25	16.82	60	0.84	1.47	0.85	1.46	50

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund, Waddell & Reed Advisors Vanguard Fund and Waddell & Reed Advisors Wilshire Global Allocation Fund (formerly known as Waddell & Reed Advisors Asset Strategy Fund) (each, a "Fund") are 13 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Effective May 18, 2017, the Wilshire Global Allocation Fund operates as a fund-of-funds. Wilshire Associates Incorporated ("Wilshire"), the Fund's subadviser, allocates certain of the Fund's assets among the underlying affiliated funds (the "Multi-Asset Segment"). Prior to May 18, 2017, the Fund invested in, among other investments, private placements and other restricted securities in accordance with its investment restrictions. Private placements and other restricted securities may be difficult to resell because a ready market for resale may not exist at any given time. Effective with its change to a fund-of-funds, the Fund does not intend to further invest in private placements and restricted securities and will seek to sell its holdings of such securities in accordance with its revised principal investment strategies. However, a portion of the Fund's assets may remain invested in such securities given their limited market for resale. WRIMCO will continue to manage the Fund's investments in restricted securities and private placements (the "Private Equity Segment") during that transition.

Each Fund offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. The Board of Trustees of the Waddell & Reed Advisors Funds ("WRA Funds") approved a Reorganization Plan, in which each WRA Fund will be reorganized into a corresponding fund within Ivy Funds, a trust whose investment adviser is Ivy Investment Management Company ("IICO"), an affiliate of WRIMCO. This means that the corresponding fund within Ivy Funds would receive all of the assets and liabilities of the corresponding WRA Fund in exchange for shares of the Ivy Fund. Each WRA Fund, in turn, will distribute those Ivy Fund shares to its shareholders in liquidation and shareholders of a WRA Fund will become shareholders of the corresponding Ivy Fund. Under the Reorganization Plan, each WRA Fund will be reorganized into the Ivy Fund listed directly opposite such WRA Fund in the table below.

WRA Funds	Ivy Funds
WRA Core Investment Fund	Ivy Core Equity Fund
WRA Dividend Opportunities Fund	Ivy Dividend Opportunities Fund
WRA Energy Fund	Ivy Energy Fund
WRA Tax-Managed Equity Fund	Ivy Tax-Managed Equity Fund
WRA Value Fund	Ivy Value Fund
WRA Bond Fund	Ivy Bond Fund
WRA Global Bond Fund	Ivy Global Bond Fund
WRA Government Securities Fund	Ivy Government Securities Fund
WRA Municipal Bond Fund	Ivy Municipal Bond Fund

In connection with the Reorganization, the Ivy Funds has recently organized the Ivy Bond Fund and Ivy Government Securities Fund (the "Shell Ivy Funds") which currently have no assets or liabilities. Each Shell Ivy Fund has been created in connection with the Reorganization Plan to continue the business of its corresponding WRA Fund and will have identical investment objectives, principal investment strategies and fundamental investment restrictions as its respective corresponding WRA Fund. The Shell Ivy Funds will not commence operations until the date of the Reorganization. The Reorganization is currently scheduled to take place on or about October 16, 2017.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of June 30, 2017, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Wilshire Global Allocation Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk). Global Growth Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Wilshire Global Allocation Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk). Accumulative Fund invests in short positions in futures contracts to economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Accumulative Fund, New Concepts Fund, Science and Technology Fund, Small Cap Fund, Value Fund and Wilshire Global Allocation Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums. Continental Income Fund purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk).

Swap Agreements. Each Fund may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Small Cap Fund and Wilshire Global Allocation Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of June 30, 2017:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Small Cap Fund							
Unrealized appreciation on swap agreements	$2,331	$ —	$2,331	$ —	$(2,331)	$ —	$ —

Liabilities

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Science and Technology Fund							
Written options at value	$176	$ —	$176	$ —	$(151)	$ —	$25

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2017:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Accumulative Fund	Equity	Investments in unaffiliated securities at value*	$ 167	Written options at value	$308
	Equity	Unrealized appreciation on futures contracts**	68		—
Science and Technology Fund	Equity	Investments in unaffiliated securities at value*	43	Written options at value	176
Small Cap Fund	Equity	Unrealized appreciation on swap agreements	2,331		—
Value Fund	Equity		—	Written options at value	335

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended June 30, 2017.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended June 30, 2017:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ 347	$ —	$(2,898)	$5,982	$ —	$ 3,431
Continental Income Fund	Equity	(6,533)	—	—	1,439	—	(5,094)
Global Growth Fund	Foreign currency	—	—	—	—	1,794	1,794
New Concepts Fund	Equity	(3,921)	—	—	901	—	(3,020)
Science and Technology Fund	Equity	259	—	—	5,055	—	5,314
Small Cap Fund	Equity	(410)	1,878	—	(216)	—	1,252
Value Fund	Equity	(181)	—	—	733	—	552
Wilshire Global Allocation Fund	Equity	(1,394)	6,005	—	715	—	5,326
	Foreign currency	—	—	—	—	2,032	2,032
	Interest rate	—	—	1,950	—	—	1,950

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended June 30, 2017:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ (491)	$ —	$258	$ 425	$ —	$ 192
Continental Income Fund	Equity	2,924	—	—	(433)	—	2,491
Global Growth Fund	Foreign currency	—	—	—	—	(54)	(54)
New Concepts Fund	Equity	322	—	—	1,990	—	2,312
Science and Technology Fund	Equity	(238)	—	—	(58)	—	(296)
Small Cap Fund	Equity	—	3,526	—	—	—	3,526
Value Fund	Equity	—	—	—	755	—	755
Wilshire Global Allocation Fund	Equity	1,390	—	—	(11)	—	1,379
	Foreign currency	—	—	—	—	(110)	(110)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended June 30, 2017, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[3]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Accumulative Fund	$ —	$ —	$20,566	$ —	$388	$ 1,174
Continental Income Fund	—	—	—	—	59	13
Global Growth Fund	26	—	—	—	—	—
New Concepts Fund	—	—	—	—	583	2,721
Science and Technology Fund	—	—	—	—	452	718
Small Cap Fund	—	—	—	23,576	—	—
Value Fund	—	—	—	—	1	354
Wilshire Global Allocation Fund	16	—	—	13,527	54	320

(1) Average value outstanding during the period.

(2) Average notional amount outstanding during the period.

(3) Average absolute value of unrealized appreciation/depreciation during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 6-30-16	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-17
Accumulative Fund						
Number of Contracts	7,637	141,714	(139,042)	(6,519)	(2,570)	1,220
Premium Received	$ 1,181	$ 17,101	$ (16,797)	$ (917)	$ (399)	$ 169
Continental Income Fund						
Number of Contracts	1,098	1,106	—	—	(2,204)	N/A
Premium Received	$ 436	$ 1,003	$ —	$ —	$ (1,439)	N/A
New Concepts Fund						
Number of Contracts	5,847	40,892	(31,526)	(5,093)	(10,120)	N/A
Premium Received	$ 3,876	$ 7,667	$ (5,406)	$(4,805)	$ (1,332)	N/A
Science and Technology Fund						
Number of Contracts	12,221	109,007	(72,923)	(2,573)	(35,358)	10,374
Premium Received	$ 4,338	$ 7,524	$ (9,876)	$ (289)	$ (877)	$ 820
Small Cap Fund						
Number of Contracts	N/A	4,102	(4,102)	—	—	N/A
Premium Received	N/A	$ 328	$ (328)	$ —	$ —	N/A
Value Fund						
Number of Contracts	7,604	36,674	(9,139)	(7,139)	(23,716)	4,284
Premium Received	$ 374	$ 3,123	$ (590)	$ (883)	$ (1,492)	$ 532
Wilshire Global Allocation Fund						
Number of Contracts	7,436	1,125	(1,332)	(5,660)	(1,569)	N/A
Premium Received	$ 1,761	$ 4,576	$ (356)	$(5,600)	$ (381)	N/A

6. BASIS FOR CONSOLIDATION OF THE WILSHIRE GLOBAL ALLOCATION FUND

WRA ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Wilshire Global Allocation Fund (referred to as "the Fund" in this subsection). The Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and the Company. The consolidated financial statements include the accounts of the Fund and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and the Company comprising the entire issued share capital of the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2017 of the Company to the Fund (amounts in thousands).

Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Company Net Assets	Percentage of Fund Net Assets
WRA ASF III (SBP), LLC	4-9-13	4-23-13	1,746,231	2,160	0.12%

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%
Continental Income Fund	0.700	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.700	0.650	0.600	0.550	0.525	0.500
Dividend Opportunities Fund	0.700	0.650	0.600	0.550	0.550	0.550
Energy Fund	0.850	0.830	0.800	0.760	0.760	0.760

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Global Growth Fund	0.850%	0.830%	0.800%	0.760%	0.760%	0.760%
New Concepts Fund	0.850	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.850	0.830	0.800	0.760	0.760	0.760
Tax-Managed Equity Fund	0.650	0.600	0.550	0.500	0.500	0.500
Value Fund	0.700	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.700	0.650	0.600	0.550	0.550	0.550
Wilshire Global Allocation Fund[(1)]	0.700	0.650	0.600	0.550	0.550	0.550

(1)Prior to May 18, 2017, these were the management fee annual rates in effect. Effective May 18, 2017, the management fee, accrued daily is payable by the Fund to WRIMCO pursuant to the following schedule:

For the Private Equity Segment, the management fee is payable by the Fund at the annual rates of: 0.700% of net assets of this segment up to $1 billion; 0.650% of net assets of this segment over $1 billion and up to $2 billion; 0.600% of net assets of this segment over $2 billion and up to $3 billion; and 0.550% of the net assets of this segment over $3 billion.

For the Multi-Asset Segment and the Fund's cash on hand and all other Fund assets other than the Private Equity Segment, the management fee is payable by the Fund at the annual rates of: 0.060% of net assets of this segment up to $500 million; 0.050% of net assets of this segment over $500 million and up to $1 billion; 0.040% of net assets of this segment over $1 billion and up to $2 billion; and 0.030% of net assets of this segment over $2 billion.

Effective October 1, 2006 through September 30, 2016, under terms of a settlement agreement reached in July 2006 (see Note 15), the fee was payable at the following annual rates for those Funds included in the settlement agreement:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.660%	0.640%	0.600%	0.550%	0.550%	0.550%
Core Investment Fund	0.650	0.640	0.600	0.550	0.525	0.500
Global Growth Fund	0.820	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.830	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.830	0.830	0.800	0.760	0.760	0.760
Value Fund	0.690	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.670	0.650	0.600	0.550	0.550	0.550
Wilshire Global Allocation Fund	0.690	0.650	0.600	0.550	0.550	0.550

Effective June 29, 2009 through September 30, 2016, the fee is payable at the following annual rates for Continental Income Fund:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Continental Income Fund	0.680%	0.650%	0.600%	0.550%	0.550%	0.550%

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Under an agreement between WRIMCO and Wilshire, Wilshire serves as subadviser for the Multi-Asset Segment of the Wilshire Global Allocation Fund. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of WRIMCO and the oversight of the Board. WRIMCO pays all applicable costs of the subadviser.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, and Wilshire Global Allocation Fund prior to May 18, 2017, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one (and the Wilshire Global Allocation Fund prior to May 18, 2017), each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Effective May 18, 2017, under the Accounting and Administrative Services Agreement for the Wilshire Global Allocation Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, effective May 18, 2017, the Wilshire Global Allocation Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended June 30, 2017, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class B	Class C	
Accumulative Fund	$ 444	$2	$1	$1	$ 267
Continental Income Fund	768	2	2	2	497
Core Investment Fund	1,957	1	3	3	1,197

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class B	Class C	
Dividend Opportunities Fund	$ 233	$—*	$ 1	$—*	$ 147
Energy Fund	306	2	—*	—*	199
Global Growth Fund	146	1	—*	—*	87
New Concepts Fund	819	1	2	1	516
Science and Technology Fund	2,048	4	5	3	1,285
Small Cap Fund	554	1	1	1	348
Tax-Managed Equity Fund	163	1	—*	—*	119
Value Fund	203	1	1	—*	131
Vanguard Fund	672	1	1	1	414
Wilshire Global Allocation Fund	1,279	3	7	4	768

* Not shown due to rounding.
(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Waivers of Expenses ($ amounts rounded to thousands). During the year ended June 30, 2017, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Accumulative Fund	$111
Continental Income Fund	50
Core Investment Fund	150
Global Growth Fund	48
New Concepts Fund	50
Science and Technology Fund	50
Small Cap Fund	42
Value Fund	19
Vanguard Fund	75
Wilshire Global Allocation Fund	25

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended June 30, 2017, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Accumulative Fund	$182
Core Investment Fund	28
Tax-Managed Equity Fund	30

Class expense limitations and related waivers/reimbursements for the year ended June 30, 2017 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Accumulative Fund	Class B	Contractual	10-1-2016	10-31-2017	2.29%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.07%	1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	0.87%	90	12b-1 Fees and/or Shareholder Servicing
Continental Income Fund	Class A	Contractual	10-1-2016	10-31-2017	1.12%	$173	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.29%	2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.01%	3	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	0.88%	123	12b-1 Fees and/or Shareholder Servicing
Core Investment Fund	Class B	Contractual	10-1-2016	10-31-2017	2.23%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.02%	5	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Global Growth Fund	Class B	Contractual	10-1-2016	10-31-2017	2.86%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.57%	—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	1.06%	76	12b-1 Fees and/or Shareholder Servicing
New Concepts Fund	Class A	Contractual	10-1-2016	10-31-2017	1.33%	$159	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.53%	3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.34%	1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	1.04%	136	12b-1 Fees and/or Shareholder Servicing
Science and Technology Fund	Class B	Contractual	10-1-2016	10-31-2017	2.43%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.33%	—	N/A
Small Cap Fund	Class A	Contractual	10-1-2016	10-31-2017	1.38%	$100	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.55%	3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.28%	2	12b-1 Fees and/or Shareholder Servicing
Value Fund	Class A	Contractual	10-1-2016	10-31-2017	1.22%	$ 24	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.50%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.13%	—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	0.92%	71	12b-1 Fees and/or Shareholder Servicing
Vanguard Fund	Class B	Contractual	10-1-2016	10-31-2017	2.31%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.12%	1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	0.87%	105	12b-1 Fees and/or Shareholder Servicing
Wilshire Global Allocation Fund	All Classes	Contractual	5-18-2017	10-31-2018	N/A	$388[2]	Investment Management Fee
	Class A	Contractual	5-18-2017	10-31-2018	1.16%	335	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2018	2.25%[1]	20	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2018	2.01%[1]	21	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	5-18-2017	10-31-2018	0.83%	167	Shareholder Servicing

* Not shown due to rounding.
(1) Reflects the lower expense limit which went into effect May 18, 2017.
(2) Due to Class A, Class B, Class C, and Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the funds as a reimbursement but not paid as of June 30, 2017 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending

Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended June 30, 2017.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended June 30, 2017 follows:

	6-30-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Science and Technology Fund								
Acxiom Corp.[1][2]	4,383	$ —	$41,547	$ 29,488	$ —	N/A	N/A	$ (36,523)
Aspen Technology, Inc.[1][2]	4,242	—	17,423	85,371	—	N/A	N/A	(137,193)
Avinger, Inc.[1]	855	6,300	17,496	(16,001)	—	N/A	N/A	1,002
BioAmber, Inc.[2]	3,138	—	96	(54)	—	3,130	$ 8,044	(1,211)
BioAmber, Inc., expires 5-9-17[1]	1,423	—	167	(167)	—	N/A	N/A	(373)
Marrone Bio Innovations, Inc.[2]	1,828	—	—	—	—	1,828	2,357	859
Marrone Bio Innovations, Inc., expires 8-20-23	1,380	—	—	—	—	1,380	—*	—
Photronics, Inc.[1][2]	3,419	—	12,044	12,071	—	N/A	N/A	(13,153)
Silver Spring Networks, Inc.[2]	3,624	—	2,699	(1,093)	—	3,501	39,492	(1,836)
WNS (Holdings) Ltd. ADR[2]	3,921	—	—	—	—	3,921	134,734	28,860
				$109,615	$ —		$ 184,627	$(159,568)

	6-30-16 Principal Balance				Interest Received	6-30-17 Principal Balance		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	$13,800	$ —	$ —	$ —	$ 1,104	$13,800	$ 13,863	$ (215)

	6-30-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[3]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Wilshire Global Allocation Fund								
COTA Racing & Entertainment LLC, Class B[2]	—*	$ —	$ —	$ —	$ —	—*	$ —	$ —
Ivy Advantus Bond Fund, Class N	N/A	175,958	3,413	(1)	732	16,066	172,545	—*
Ivy Apollo Strategic Income Fund, Class N	N/A	87,930	1,710	(3)	280	8,427	86,297	76
Ivy Core Equity Fund, Class N	N/A	78,885	1,544	(9)	—	5,119	78,111	769
Ivy Emerging Markets Equity Fund, Class N[2]	N/A	131,475	2,550	9	—	7,170	133,357	4,433
Ivy International Core Equity Fund, Class N	N/A	464,544	9,083	(40)	—	23,974	459,815	4,354
Ivy Large Cap Growth Fund, Class N	N/A	122,710	2,405	(18)	—	5,794	121,506	1,202
Ivy LaSalle Global Real Estate Fund, Class I	N/A	43,825	849	4	—	4,163	43,623	647
Ivy Mid Cap Growth Fund, Class N	N/A	35,060	679	4	—	1,507	35,641	1,260
Ivy Mid Cap Income Opportunities Fund, Class N	N/A	35,107	682	1	48	2,769	35,173	747
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N[2]	N/A	61,355	1,197	(3)	—	6,536	61,051	893
Ivy Pictet Targeted Return Bond Fund, Class N	N/A	113,945	2,218	—*	—	11,139	111,950	224
Ivy PineBridge High Yield Fund, Class N[2]	N/A	52,590	1,025	(1)	—	5,157	51,617	52
Ivy Small Cap Core Fund, Class N	N/A	26,295	512	—*	—	1,380	26,891	1,108
Ivy Small Cap Growth Fund, Class N	N/A	26,295	509	3	—	1,160	27,045	1,259
Ivy Value Fund, Class N	N/A	123,050	2,368	23	341	5,370	125,598	4,915
Media Group Holdings LLC, Series H[2]	73	—	—	—	—	73	341	(3,296)
Media Group Holdings LLC, Series I[1]	43	—	13,992	(9,235)	205	N/A	N/A	8,959
Media Group Holdings LLC, Series T[2]	9	—	—	—	—	9	1,719	(10,005)
Waddell & Reed Advisors Bond Fund, Class Y	N/A	105,396	2,048	—*	217	16,536	103,347	(1)
Waddell & Reed Advisors Government Securities Fund, Class Y	N/A	35,490	1,082	(1)	69	6,324	34,404	(4)
				$ (9,267)	$1,892		$1,710,031	$ 17,592

	6-30-16 Principal Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[3]	Interest Received	6-30-17 Principal Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Circuit of the Americas LLC, Series D, 0.000%, 12-31-20	$ 7,285	$ —	$ —	$ —	$ —	$ 7,285	$ 2,700	$ 40

* Not shown due to rounding.
(1) No longer affiliated as of June 30, 2017.
(2) No dividends were paid during the preceding 12 months.
(3) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended June 30, 2017, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Accumulative Fund	$ —	$ 1,409,978	$ —	$ 1,560,942
Continental Income Fund	83,595	662,622	17,753	706,976
Core Investment Fund	—	3,893,896	—	4,288,816
Dividend Opportunities Fund	—	296,064	—	299,620
Energy Fund	—	79,452	—	84,236
Global Growth Fund	—	484,852	—	558,650
New Concepts Fund	—	416,042	—	615,761
Science and Technology Fund	—	684,340	—	1,073,053
Small Cap Fund	—	425,304	—	490,024
Tax-Managed Equity Fund	—	188,926	—	210,524
Value Fund	—	374,310	—	411,565
Vanguard Fund	—	739,127	—	842,861
Wilshire Global Allocation Fund	35,027	2,511,428	354,170	2,115,042

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund				Continental Income Fund			
	Year ended 6-30-17		Year ended 6-30-16		Year ended 6-30-17		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,072	$ 39,174	23,223	$ 232,670	8,414	$ 79,902	37,002	$ 354,647
Class B	8	64	48	424	44	415	69	666
Class C	62	523	207	1,859	283	2,675	366	3,498
Class Y	6,895	66,686	29,648	267,898	14,883	141,512	68,659	631,254
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,164	47,872	20,011	189,627	3,347	31,199	13,412	126,437
Class B	17	130	71	574	10	96	35	329
Class C	32	255	105	872	44	406	130	1,220
Class Y	1,395	13,004	78	739	2,678	25,014	39	372
Shares redeemed:								
Class A	(16,961)	(163,327)	(51,004)	(475,586)	(19,421)	(184,646)	(99,951)	(930,192)
Class B	(180)	(1,473)	(160)	(1,347)	(135)	(1,259)	(153)	(1,437)
Class C	(162)	(1,359)	(218)	(1,885)	(416)	(3,932)	(415)	(3,928)
Class Y	(11,622)	(112,734)	(231)	(2,168)	(24,440)	(232,523)	(1,084)	(10,161)
Net increase (decrease)	(11,280)	$ (111,185)	21,778	$ 213,677	(14,709)	$ (141,141)	18,109	$ 172,705

	Core Investment Fund				Dividend Opportunities Fund			
	Year ended 6-30-17		Year ended 6-30-16		Year ended 6-30-17		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	23,114	$ 144,874	57,201	$ 366,428	1,858	$ 28,204	5,029	$ 76,478
Class B	68	352	102	559	6	92	5	76
Class C	664	3,519	861	4,724	41	614	25	370
Class Y	30,961	195,348	164,366	979,245	4,079	61,778	15,406	224,494
Shares issued in reinvestment of distributions to shareholders:								
Class A	22,321	136,605	81,356	500,338	1,299	19,333	4,823	71,312
Class B	87	439	279	1,437	7	106	27	388
Class C	213	1,100	547	2,883	24	352	59	849
Class Y	9,361	57,573	2,000	12,359	1,059	15,789	43	637
Shares redeemed:								
Class A	(71,949)	(452,078)	(287,181)	(1,762,477)	(4,462)	(67,809)	(24,914)	(371,564)
Class B	(644)	(3,327)	(622)	(3,299)	(67)	(980)	(91)	(1,336)
Class C	(1,013)	(5,380)	(1,222)	(6,689)	(80)	(1,204)	(130)	(1,978)
Class Y	(50,872)	(321,217)	(5,503)	(34,076)	(5,519)	(84,049)	(209)	(3,132)
Net increase (decrease)	(37,689)	$(242,192)	12,184	$ 61,432	(1,755)	$ (27,774)	73	$ (3,406)

	Energy Fund				Global Growth Fund			
	Year ended 6-30-17		Year ended 6-30-16		Year ended 6-30-17		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,868	$ 39,052	7,262	$ 82,901	1,660	$ 19,244	10,332	$ 117,971
Class B	3	35	6	64	1	12	7	81
Class C	51	639	69	732	16	174	31	328
Class Y	3,522	50,213	6,736	86,878	4,516	52,380	18,840	202,052
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	2,585	29,700
Class B	—	—	—	—	—	—	6	60
Class C	—	—	—	—	—	—	8	85
Class Y	—	—	—	—	—	—	337	3,888
Shares redeemed:								
Class A	(3,659)	(48,454)	(13,401)	(160,803)	(5,611)	(65,235)	(27,085)	(294,449)
Class B	(32)	(382)	(42)	(436)	(29)	(290)	(47)	(471)
Class C	(54)	(671)	(74)	(799)	(34)	(374)	(68)	(729)
Class Y	(3,193)	(44,544)	(313)	(4,020)	(8,072)	(94,871)	(1,300)	(14,554)
Net increase (decrease)	(494)	$ (4,112)	243	$ 4,517	(7,553)	$(88,960)	3,646	$ 43,962

	New Concepts Fund				Science and Technology Fund			
	Year ended 6-30-17		Year ended 6-30-16		Year ended 6-30-17		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,353	$ 72,238	19,898	$ 191,220	10,513	$ 147,646	27,207	$ 363,710
Class B	32	212	44	312	30	285	67	689
Class C	208	1,464	186	1,322	364	3,635	441	4,273
Class Y	8,753	96,904	52,099	534,959	9,340	148,210	45,160	611,366
Shares issued in reinvestment of distributions to shareholders:								
Class A	3,498	33,963	17,803	163,260	—	—	17,020	232,492
Class B	36	238	122	784	—	—	163	1,558
Class C	57	393	169	1,130	—	—	190	1,859
Class Y	1,619	17,675	737	7,550	—	—	552	8,472
Shares redeemed:								
Class A	(17,726)	(174,833)	(90,806)	(844,882)	(27,968)	(392,019)	(87,536)	(1,100,193)
Class B	(268)	(1,807)	(262)	(1,762)	(470)	(4,593)	(477)	(4,450)
Class C	(308)	(2,168)	(401)	(2,881)	(470)	(4,676)	(580)	(5,575)
Class Y	(17,627)	(195,254)	(3,469)	(36,134)	(17,344)	(275,673)	(2,754)	(39,722)
Net increase (decrease)	(14,373)	$(150,975)	(3,880)	$ 14,878	(26,005)	$(377,185)	(547)	$ 74,479

	Small Cap Fund				Tax-Managed Equity Fund			
	Year ended 6-30-17		Year ended 6-30-16		Year ended 6-30-17		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,713	$ 58,933	7,590	$ 114,329	1,194	$ 21,195	6,009	$ 104,273
Class B	14	156	14	161	1	7	13	192
Class C	109	1,345	135	1,673	47	704	128	1,928
Class Y	3,619	65,790	14,065	227,583	2,043	36,231	9,778	159,208
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,809	28,560	7,085	103,014	272	4,553	1,548	26,813
Class B	25	288	87	935	1	9	3	38
Class C	37	458	110	1,273	11	154	31	453
Class Y	610	10,995	159	2,610	227	3,808	—	—
Shares redeemed:								
Class A	(6,225)	(99,206)	(26,028)	(378,719)	(2,266)	(39,845)	(14,149)	(234,831)
Class B	(165)	(1,893)	(166)	(1,848)	(8)	(123)	(18)	(259)
Class C	(183)	(2,260)	(227)	(2,746)	(115)	(1,720)	(80)	(1,151)
Class Y	(5,295)	(95,807)	(684)	(11,273)	(3,181)	(56,218)	(70)	(1,140)
Net increase (decrease)	(1,932)	$ (32,641)	2,140	$ 56,992	(1,774)	$ (31,245)	3,193	$ 55,524

| | Value Fund | | | | Vanguard Fund | | | |
| | Year ended 6-30-17 | | Year ended 6-30-16 | | Year ended 6-30-17 | | Year ended 6-30-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,812	$ 41,147	7,346	$ 104,460	7,099	$ 69,468	29,235	$284,790
Class B	10	138	5	70	19	130	67	506
Class C	46	640	30	417	204	1,460	311	2,312
Class Y	7,620	112,104	32,242	418,491	12,861	134,718	40,594	391,717
Shares issued in reinvestment of distributions to shareholders:								
Class A	555	8,133	8,068	109,317	7,019	64,714	13,952	135,060
Class B	2	25	26	325	43	282	78	549
Class C	6	85	55	712	81	546	110	794
Class Y	886	13,039	166	2,254	2,968	29,289	806	8,301
Shares redeemed:								
Class A	(4,527)	(66,212)	(47,090)	(629,179)	(18,166)	(177,766)	(68,076)	(631,767)
Class B	(61)	(820)	(87)	(1,135)	(218)	(1,512)	(221)	(1,566)
Class C	(72)	(981)	(123)	(1,627)	(293)	(2,105)	(196)	(1,405)
Class Y	(10,912)	(160,472)	(785)	(10,447)	(15,803)	(165,841)	(2,076)	(20,846)
Net increase (decrease)	(3,635)	$ (53,174)	(147)	$ (6,342)	(4,186)	$ (46,617)	14,584	$168,445

| | Wilshire Global Allocation Fund | | | |
| | Year ended 6-30-17 | | Year ended 6-30-16 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	7,678	$ 62,600	33,245	$ 272,153
Class B	13	104	37	293
Class C	259	2,018	473	3,719
Class Y	9,841	81,104	104,289	823,332
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Shares redeemed:				
Class A	(54,375)	(441,603)	(201,162)	(1,603,565)
Class B	(965)	(7,436)	(1,298)	(10,062)
Class C	(1,524)	(11,853)	(2,002)	(15,626)
Class Y	(38,012)	(313,271)	(10,976)	(87,629)
Net decrease	(77,085)	$(628,337)	(77,394)	$ (617,385)

12. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At June 30, 2017, there were no outstanding bridge loan commitments.

13. NEW AND AMENDED FINANCIAL REPORTING RULES AND FORMS

On October 13, 2016, the SEC adopted new rules and forms, and amended existing rules and forms. The new and amended rules and forms are intended to modernize the reporting of information provided by funds and to improve the quality and type of information that funds provide to the SEC and investors. In part, the new and amended rules and forms amend Regulation S-X and require standardized, enhanced disclosure about derivatives in a Fund's financial statements, as well as other amendments. The compliance date for the amendments of Regulation S-X is for reporting periods ending after August 1, 2017 while the compliance date for the new form types and other rule amendments is on or after June 1, 2018. Management is evaluating the new and amended rules and forms to determine the impact to the Funds.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2017 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Accumulative Fund	$1,186,922	$246,204	$ 36,631	$ 209,573
Continental Income Fund	1,338,674	182,111	57,791	124,320
Core Investment Fund	3,165,778	673,245	20,360	652,885
Dividend Opportunities Fund	445,500	126,088	3,050	123,038
Energy Fund	197,431	30,066	16,678	13,388
Global Growth Fund	505,269	107,863	5,695	102,168
New Concepts Fund	1,267,053	501,260	88,467	412,793
Science and Technology Fund	1,917,562	1,724,118	149,431	1,574,687
Small Cap Fund	647,877	276,470	8,525	267,945
Tax-Managed Equity Fund	266,933	125,389	761	124,628
Value Fund	659,017	179,114	17,413	161,701
Vanguard Fund	1,082,742	578,239	11,067	567,172
Wilshire Global Allocation Fund	1,791,815	27,430	70,935	(43,505)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2017 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Accumulative Fund	$44,784	$ 39,261	$ —	$ —	$ —
Continental Income Fund	9,866	59,107	—	11	—
Core Investment Fund	12,444	136,087	—	—	—
Dividend Opportunities Fund	4,670	22,480	—	—	—
Energy Fund	—	—	—	—	921
Global Growth Fund	1,446	23,718	—	—	—
New Concepts Fund	2,845	31,922	—	—	—
Science and Technology Fund	—	198,636	—	—	8,164
Small Cap Fund	3,873	84,028	—	—	—
Tax-Managed Equity Fund	—	20,659	—	—	—
Value Fund	4,267	20,671	—	—	—
Vanguard Fund	1,392	69,677	—	3,254	97
Wilshire Global Allocation Fund	15,601	72,553	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2017 and 2016 were as follows:

Fund	June 30, 2017		June 30, 2016	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Accumulative Fund	$ 10,433	$ 53,917	$ 79,102	$123,009
Continental Income Fund	26,003	31,641	24,989	105,831
Core Investment Fund	20,391	181,782	66,811	468,759
Dividend Opportunities Fund	12,430	23,973	5,347	69,926
Energy Fund	—	—	—	—
Global Growth Fund	—	—	—	34,466
New Concepts Fund	—	52,981	16,263	158,975

Fund	June 30, 2017		June 30, 2016	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Science and Technology Fund	$ —	$ —	$ —	$255,000
Small Cap Fund	—	40,847	—	109,348
Tax-Managed Equity Fund	—	9,143	4,721	24,795
Value Fund	21,525	—	17,008	97,316
Vanguard Fund	4,524	92,461	5,939	142,004
Wilshire Global Allocation Fund	—	—	—	—

[1]Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2017 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was June 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended June 30, 2017:

Fund	Pre-Enactment	Post-Enactment	
	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Accumulative Fund	$ —	$ —	$ —
Continental Income Fund	—	—	—
Core Investment Fund	—	—	—
Dividend Opportunities Fund	—	—	—
Energy Fund	4,890	10,606	14,811
Global Growth Fund	—	—	—
New Concepts Fund	—	—	—
Science and Technology Fund	—	—	—
Small Cap Fund	—	—	—
Tax-Managed Equity Fund	—	—	—
Value Fund	—	—	—
Vanguard Fund	—	—	—
Wilshire Global Allocation Fund	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies, partnership transactions, and swaps. At June 30, 2017, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Accumulative Fund	$ (15)	$ 15	$ —	$—
Continental Income Fund	5,568	(5,567)	(1)	—
Core Investment Fund	—	—	—	—
Dividend Opportunities Fund	1,313	(1,313)	—*	—
Energy Fund	2,546	(2,315)	(231)	—
Global Growth Fund	(44)	45	(1)	—
New Concepts Fund	9,667	(9,667)	—*	—

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Science and Technology Fund	$20,002	$ 13	$(20,015)	$—
Small Cap Fund	11,429	(11,438)	(1)	10
Tax-Managed Equity Fund	202	—	(202)	—
Value Fund	72	(68)	(4)	—
Vanguard Fund	(143)	143	—*	—
Wilshire Global Allocation Fund	(27,093)	66,412	(39,319)	—

Not shown due to rounding.

15. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WADDELL & REED ADVISORS FUNDS

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities (as to the Waddell & Reed Advisors Wilshire Global Allocation Fund, the consolidated statement of assets and liabilities), including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund, Waddell & Reed Advisors Vanguard Fund, and Waddell & Reed Advisors Wilshire Global Allocation Fund (formerly, Waddell & Reed Advisors Asset Strategy Fund) (the "Funds"), thirteen of the series constituting Waddell & Reed Advisors Funds, as of June 30, 2017, and the related statements of operations (as to the Waddell & Reed Advisors Wilshire Global Allocation Fund, the consolidated statement of operations) for the year then ended, the statements of changes in net assets (as to the Waddell & Reed Advisors Wilshire Global Allocation Fund, the consolidated statement of changes in net assets) for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2017, by correspondence with the custodian, transfer agent, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (as to the Waddell & Reed Advisors Wilshire Global Allocation Fund, the consolidated financial statements) and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of June 30, 2017, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
August 15, 2017

2017 ANNUAL REPORT 159

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2017:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Accumulative Fund	$ 10,429,763	$ 10,429,763
Continental Income Fund	13,240,591	16,991,210
Core Investment Fund	20,390,642	20,390,642
Dividend Opportunities Fund	9,446,652	11,022,915
Energy Fund	—	—
Global Growth Fund	—	—
New Concepts Fund	—	—
Science and Technology Fund	—	—
Small Cap Fund	—	—
Tax-Managed Equity Fund	—	—
Value Fund	13,440,195	13,513,640
Vanguard Fund	4,523,769	4,523,769
Wilshire Global Allocation Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Accumulative Fund	$ 53,916,962
Continental Income Fund	31,641,064
Core Investment Fund	181,782,544
Dividend Opportunities Fund	23,972,488
Energy Fund	—
Global Growth Fund	—
New Concepts Fund	52,981,922
Science and Technology Fund	—
Small Cap Fund	40,847,407
Tax-Managed Equity Fund	9,142,933
Value Fund	—
Vanguard Fund	92,461,298
Wilshire Global Allocation Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (29 portfolios) and Waddell & Reed InvestEd Portfolios (3 portfolios) (collectively, the" Advisors Fund Complex"). The Advisors Fund Complex, together with the Ivy Funds (46 portfolios), Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy NextShares ("NextShares") (3 portfolios), comprises the Waddell & Reed/Ivy Fund Complex ("Fund Complex").

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (1981 to present); Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2008	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit) (2007 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
John A. Dillingham* 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (banking) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013), National Advisory Board (2014 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to 2016); Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Trustee; CGSC Foundation (government) (2004 to 2012); Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director, Metropolitan Comm. College Foundation, (1980 to 2014); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2017	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2015	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Foundation HealthCare (2008 to 2017); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to 2016); Director, OK Foundation for Excellence (non-profit) (2008 to present); Independent Chairman/Trustee, Ivy Funds; Independent Chairman/Trustee, IVH; Independent Chairman/Trustee, Nextshares.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2017	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.
Frank J. Ross, Jr. Polsinelli PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953	Trustee	2008	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects, Greater Kansas City Chapter (2001-2009); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2017	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Director, CTMG, Inc. (clinical testing) (2008 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2017	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, Ivy Funds; Trustee, IVH, Trustee, NextShares.

**From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

Interested Trustees

Messrs. Herrmann and Sanders are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company ("WRIMCO"), the Fund's principal underwriter, Waddell & Reed, Inc. ("Waddell & Reed"), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Chairman, WDR (January 2010 to 2016); CEO, WDR (2005 to 2016); President, CEO and Chairman, IICO (2002 to 2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to 2016); President of each of the funds in the Fund Complex (2001 to 2016).	Director, WDR, (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016), and Waddell & Reed, Inc. (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares.
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	Trustee President	2016 2016	CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO (2010 to 2016); President, CEO and Chairman, WRIMCO (2010 to 2016); President of each of the funds in the Fund Complex (2016 to present).	Director of WRIMCO and IICO.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Officer of Trust Since	Principal Occupation During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	Secretary for each of the funds in the Fund Complex (2017 to present).
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President	2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President and General Counsel for each of the funds in the Fund Complex (2014 to present); Assistant Secretary for each of the funds in the Fund Complex (2014 to 2016; 2017 to present); Secretary for each of the funds in the Fund Complex (2016 to 2017).
	General Counsel	2014	
	Assistant Secretary	2016	
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2008	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2008	
	Principal Financial Officer	2008	
	Principal Accounting Officer	2008	
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2008	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
	Chief Compliance Officer	2008	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present), Vice President of Waddell & Reed, Inc. and IFDI (2010 to present).

Waddell & Reed Advisors Wilshire Global Allocation Fund

At a meeting of the Board of Trustees (the "Board") of Waddell & Reed Advisors Funds (the "Trust") held on May 17, 2017, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an investment sub-advisory agreement (the "Sub-advisory Agreement") between Waddell & Reed Investment Management Company ("WRIMCO") and Wilshire Associates Incorporated ("Wilshire") with respect to the Waddell & Reed Advisors Wilshire Global Allocation Fund (the "Fund").

The Independent Trustees were assisted in their consideration of the Sub-advisory Agreement by independent legal counsel, and met with such counsel separately from representatives of WRIMCO and Wilshire. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its consideration of the Sub-advisory Agreement, including, among other things, the nature and the quality of the services proposed to be provided to the Fund by Wilshire, potential profitability of Wilshire (including any fall-out benefits) from its proposed relationship with the Fund, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Sub-advisory Agreement are discussed below.

In considering the Sub-advisory Agreement, the Board noted that although the transformation of the Fund to a fund-of-funds had not yet occurred, the revised Fund, with Wilshire as investment sub-adviser, appears to be designed to be able to achieve acceptable performance. The Board took note of Wilshire's experience in managing similar products and its general reputation. The Board also considered the cost of the services proposed to be provided by Wilshire, including as compared to comparable funds, and the proposed expense reimbursement agreement, and concluded that the proposed fees of the Sub-advisory Agreement were acceptable. The Board, however, did not discuss the projected profitability of Wilshire in sub-advising the Fund because it had not yet taken over as investment sub-adviser, but noted that it would monitor profitability once that occurs. The Board also considered the nature, extent and quality of services proposed to be provided to the Fund by Wilshire, taking into account the investment objective and strategy of the Fund, the Board's prior meeting with representatives of Wilshire and the materials that management had provided to the Board on Wilshire. In addition, the Board reviewed the resources and key personnel of Wilshire. The Board also considered other services that Wilshire is providing the Fund and to WRIMCO (and its affiliates). The Board concluded that the nature and extent of the services proposed to be provided by Wilshire are reasonable. The Board also discussed whether Wilshire would derive any other direct or indirect benefits from serving as investment sub-adviser to the Fund. The Board considered the benefits that would accrue to Wilshire from its relationship with the Fund. After consideration of these and other factors, the Board concluded that neither Wilshire, nor any of its affiliates, would receive any additional direct or indirect benefits that would preclude the Board from approving the Sub-advisory Agreement between WRIMCO and Wilshire.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE WADDELL & REED ADVISORS FUNDS FAMILY

Global/International Funds

Waddell & Reed Advisors Global Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

Waddell & Reed Advisors Wilshire Global Allocation Fund[1]

[1](formerly known as Waddell & Reed Advisors Asset Strategy Fund)

1.888.WADDELL

Visit us online at www.waddell.com

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.waddell.com or from a financial advisor. Read it carefully before investing.